As filed via EDGAR with the Securities and Exchange Commission on March 1, 1999.

                                                                File No. 2-82710
                                                                ICA No. 811-3032

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-1A

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]

                        Pre-Effective Amendment No. _____               [_]

                       Post-Effective Amendment No. 21                  [X]

                                       and

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940                   [X]

                              Amendment No. 19                          [X]

                             Fundamental Funds, Inc.
               (Exact name of registrant as specified in charter)

                                 67 Wall Street
                            New York, New York 10005
                     (Address of principal executive office)

                                 (212) 809-1855
                        (Area code and telephone number)

                                           Copies to:

Stephen C. Leslie                          Carl Frischling, Esq.
Cornerstone Equity Advisors, Inc.          Kramer Levin Naftalis & Frankel LLP
67 Wall Street                             919 Third Avenue
New York, New York  10005                  New York, New York 10022


                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective:

|_|  Immediately upon filing pursuant to      |_|  on (          )  pursuant to
     paragraph (b)                                 paragraph (b)

|X|  60 days after filing pursuant to         |_|  on (           ) pursuant to
     paragraph (a)(1)                              paragraph (a)(1)

|_|  75 days after filing pursuant to         |_|  on (          ) pursuant to
     paragraph (a)(2)                              of paragraph (a)(2) rule 485.

If appropriate, check the following box:

|_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                              NEW YORK MUNI FUND(R)


         New York Muni Fund, "New York's Oldest Triple Tax-Free Mutual Fund" (the"Fund"), is a series of Fundamental Funds, Inc. (the "Company"), a Maryland corporation.













                          PROSPECTUS DATED APRIL 30, 1999


















THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS

Risk/Return Summary.......................................................
Financial Highlights......................................................
Investment Objective and Policies.........................................
Investment Strategies.....................................................
Special Risks.............................................................
Pricing of Fund Shares....................................................
Purchase of Shares........................................................
Redemption of Shares......................................................
Distribution Expenses.....................................................
Management................................................................
Dividends and Tax Matters.................................................
APPENDIX - Ratings of Municipal Bonds.....................................

--------------------------------------------------------------------------------

                               RISK/RETURN SUMMARY

Investment Objective

The Fund seeks to provide a high level of income that is exempt from federal and New York State and local income tax.

Principal Investment Strategies

The Fund will attempt to achieve its objective investing at least 80% of its total assets in municipal obligations of New York State, its political subdivisions, and its other duly constituted authorities and corporations.

Principal Risks of Investing in the Fund

There is no guarantee that the Fund will achieve its stated objective. In fact, you could lose money by investing in the Fund. In making your investment decision, you should understand that the Fund's net asset value (NAV), yield, and total return may be adversely affected by any or all of the following factors:

o Interest rate risk - Changes in interest rates cause the prices and yields of debt securities to fluctuate;

o Credit risk - Certain issuers of securities may fail to make timely payments of interest and principal on the Fund's investments;

o Concentration risk - Because the Fund invests its assets mainly in the issuers of a single state, New York, it is subject to greater losses arising from adverse political or economic events affecting New York issuers; and

o Diversification risk - Because the Fund may invest a greater percentage of its assets in a few issuers, there is an increased likelihood that a few issuers of securities may cause losses to the Fund.

Summary of Past Performance

The bar chart and table shown below indicate the risks of investing in the Fund. The bar chart shows the performance of the Fund for each of the last 10 calendar years. The table shows how the Fund' average annual return for 1, 5, and 10 years compare with those of a broad measure of market performance.

Bar Chart

The bar chart illustrates how the Fund' returns vary from year to year. As always, past performance is no way to predict future performance.

         1998     -        (2.69)%
         1997     -         1.46%
         1996     -        (7.73)%
         1995     -        15.67%
         1994     -       (20.47)%
         1993     -        12.58%
         1992     -        11.83%
         1991     -        15.73%
         1990     -        (0.99)%
         1989     -         9.60%

The Fund' best performance for one quarter was 8.15% for the quarter ended 9/30/91. The Fund' worst performance for one quarter was (10.09)% for the quarter ended 12/31/94.

Average Annual Total Returns Table

The table below shows the Fund' average annual total returns for the 1, 5, and 10 year periods of the Fund's existence in comparison to the Lehman Brothers Municipal Bond Index for the same periods. The table provides some indication of the risks of investing in the Fund by showing how the Fund's average annual total returns for the periods noted compare with that of a broad measure of market performance. As always, past performance is no way to predict future performance.


Average Annual Returns as      One Year        5 Years          10 years
of 12/31/98

New York Muni Fund              (2.69)%         (3.47)%           2.86%

Lehman Brothers Municipal
Bond Index
================================================================================


Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases
(as percentage of offering price).........................................  __%

Maximum Deferred Sales Charge (Load) (as a percentage of __)..............  __%

Maximum Sales Charge (Load) Imposed on Reinvested Dividends
[and other Distributions].................................................  __%

Redemption Fee (as a percentage of amount redeemed, if applicable)........  __%

Exchange Fee..............................................................  __%

Maximum Account Fee.......................................................  __%

Annual Fund Operating Expenses (expenses that are deducted
from Fund assets).........................................................  __%

Management Fees...........................................................  __%

Distribution [and/or Service] (12b-1) Fees................................  __%

Other Expenses............................................................  __%

      _____________________________                            __ %
      _____________________________                            __ %
      _____________________________                            __ %

Total Annual Fund Operating Expenses......................................  __%


         Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

         The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------

       $-------      $-------        $-------          $-------

         You would pay the following expenses if you did not redeem your shares:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------


       $-------      $-------        $-------          $-------

         The Example does no reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

                              FINANCIAL HIGHLIGHTS

         The following selected per share data and ratios for each of the years in the five-year period ended December 31, 1998 has been audited by __________, independent certified public accountant: [INSERT FINANCIALS]

                        INVESTMENT OBJECTIVE AND POLICIES

         The Fund's fundamental investment objective is to provide you with a high level of income that is excluded from gross income for Federal income tax purposes and exempt from New York State and New York City personal income taxes and is consistent with the preservation of capital. Under normal market conditions, at least 80% of the Fund's assets will be invested in securities that are free from Federal, New York State and New York City income taxes.

         The Fund's investment objective and its investment policies and strategies with respect to futures, options, lending portfolio securities and borrowing (described below) are fundamental policies that cannot be changed without the approval of the holders of a majority of the Fund's outstanding shares.

         As used in this Prospectus, the phrase majority of the Fund's outstanding shares means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such a meeting or (2) more than 50% of the Fund's outstanding shares.

         The Fund attempts to achieve its objective by investing substantially all (at least 80%) of its total assets in municipal obligations defined herein which are rated within the four highest quality grades for bonds as determined by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps, Inc. ("Duff") or within the three highest quality grades for municipal notes as determined by Moody's, S&P, Fitch or Duff or, if unrated, are judged by Fund management to be of comparable quality, and which are issued by the State of New York, its political subdivisions, and its other duly constituted authorities and corporations, the interest from which, in the opinion of counsel to the issuer, is totally excluded from gross income for Federal income tax purposes, does not constitute a preference item and, therefore, will not be subject to the Federal alternative minimum tax on individuals and is exempt from New York State and New York City personal income taxes. At least 65% of the value of the Fund's net assets (except when maintaining a temporary defensive position) will be invested in New York municipal obligations. There can be no assurance that the Fund's objective will be achieved. The Fund's ability to achieve its objective is subject to the continuing ability of the issuers of municipal obligations to meet their principal and interest payments, and is further subject to fluctuations in interest rates as well as other factors.

         While the municipal obligations in which the Fund may invest are generally deemed to have adequate to very strong protection of principal and interest, those rated within the lowest of the quality grades described above are considered medium-grade obligations which have speculative characteristics as well. For example, obligations rated Baa by Moody's have been determined by Moody's to be neither highly protected nor poorly secured, and although interest payments and principal security appear adequate for the present, certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Similarly, obligations rated BBB by S&P, Fitch or Duff are regarded by S&P, Fitch and Duff as having adequate capacity to pay interest and repay principal, and while such obligations normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for obligations in this category than in higher rated categories.

         Although the Fund intends to invest primarily in higher quality municipal obligations as described above, up to 10% of its total assets may be invested in municipal obligations rated lower than Baa by Moody's or BBB by S&P, Fitch or Duff and as low as Caa by Moody's or CC by S&P, Fitch or Duff, or if unrated, are judged by Fund management to be of comparable quality. Investments rated Ba or lower by Moody's and BB or lower by S&P, Fitch or Duff normally provide higher yields, but involve greater risk because of their speculative characteristics and are commonly referred to as "junk bonds." (See "Special Risks-Special Risk Factors Relating to Lower Rated Securities.")

         It should be noted that ratings are general and not absolute standards of quality or guarantees of the creditworthiness of an issuer. The ratings of Moody's, S&P, Fitch and Duff represent their opinions as to the quality of the municipal obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Therefore, although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal. The Fund's ability to achieve its investment objective may be more dependent on the Manager's credit analysis than might be the case for a fund that invested in higher rated securities only. Once the rating of a portfolio security or the quality determination ascribed by Fund management to an unrated portfolio security has been downgraded, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security, but in no event will the Fund retain such securities if it would cause the Fund to have 20% of the value of its total assets invested in securities rated lower than Baa by Moody's or BBB by S&P, Fitch or Duff, or if unrated, are judged by Fund management to be of comparable quality. The purchase of unrated securities is subject to guidelines that may be set for Fund management from time to time by the Fund's Board of Directors. A description of the ratings of municipal obligations as determined by Moody's, S&P, Fitch and Duff is included in the Appendix to this Prospectus.

         The Fund invests in municipal obligations that have remaining maturities ranging from short-term maturities (less than one year) to long-term maturities (in excess of fifteen years). Depending on market conditions, the Fund attempts to achieve a favorable tradeoff between longer maturities that have higher income as opposed to shorter maturities with relatively less income. Because the Fund may purchase bonds that mature in more than one year, invests in inverse floating variable rate bonds, assumes some credit risk and does not have a stable net asset value (the value of its shares fluctuates), it is not a money market fund. The longer the maturity of a municipal obligation, the greater the impact of fluctuating interest rates on the market value of the instrument. In periods of rising interest rates, the market value of municipal obligations generally declines in order to bring the current yield in line with prevailing interest rates. Conversely, in periods of declining interest rates, the market value of municipal obligations generally rises. Although fluctuating interest rates affect the market value of all municipal obligations, short-term obligations are generally less sensitive to such factors than long-term obligations. During periods of rapidly rising interest rates, the Fund intends to adopt various corrective measures (i.e., shortening the average length of maturities of portfolio securities, raising the overall quality of portfolio investments) in order to minimize the effect of such rates on per share net asset value during such periods.

Temporary Defensive Positions

         To offset fluctuations in share value, Fund management will attempt to adopt a temporary defensive posture during periods of economic difficulty affecting either the economy as a whole or, more specifically, individual issuers involved in the Fund's portfolio. Such practice may include, among other modifications, reducing or eliminating holdings in securities of issuers such as state and local governments which the Fund believes may be adversely affected by changing economic conditions or political events, shortening average maturity and/or upgrading the average quality of the Fund's portfolio. These defensive measures may have the effect of reducing the income to the Fund from the portfolio. Moreover, notwithstanding the imposition of such measures, Fund management may not be able to foresee developments in the economy sufficiently in advance to avoid significant declines in market value. To the extent that the Fund is in a temporary defensive posture, the Fund's objective may not be achieved.

Municipal Obligations

         Municipal obligations include debt obligations of states, territories and possessions of the United States and of any political subdivisions thereof, such as counties, cities, towns, districts and authorities. Municipal obligations are issued to raise funds for a variety of purposes, including construction of a wide range of public facilities, refunding of outstanding obligations, obtaining funds for general operating expenses, and lending to other public institutions and facilities. In addition, certain types of qualified private activity bonds are issued by, or on behalf of, public authorities to obtain funds for privately operated facilities.

         Also included within the definition of municipal obligations are short-term, tax-exempt debt obligations, known as municipal notes, which are generally issued in anticipation of receipt by the issuer of revenues from taxes, the issuance of longer term bonds, or other sources. States, municipalities, and other issuers of tax-exempt securities may also issue short-term debt, often for general purposes, known as "municipal commercial paper." All of these obligations (excluding those just referred to as "municipal commercial paper") are included within the term "municipal obligations," as used in this Prospectus, if their interest payments are excluded for Federal income tax purposes.

         Yields on municipal obligations depend on a variety of factors, including the general condition of the money and municipal securities markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. Unlike other types of securities, municipal obligations have traditionally not been subject to regulation by, or registration with, the Securities and Exchange Commission.

         The two principal classifications of municipal obligations are general obligation bonds and revenue bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from only the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. Qualified private activity bonds that are municipal obligations are, in most cases, revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. The credit quality of qualified private activity bonds is usually related to the credit standing of the industrial user involved. The Fund reserves the right to invest up to 20% of its total assets in qualified private activity bonds, if such bonds meet the Fund's investment criteria.

         There are also a variety of hybrid and special types of municipal obligations, as well as numerous differences in the security of municipal obligations, both within and between the two principal classifications described above.

Portfolio Transactions and Turnover

         The Manager provides the Fund with investment advice and recommendations for the purchase and sale of portfolio securities. All orders for the purchase and sale of portfolio securities are placed by the Manager, subject to the general control of the Fund's directors. The Manager may sell portfolio securities prior to their maturity if market conditions and other considerations indicate, in the opinion of the Manager, that such sale would be advisable. In addition, the Manager may engage in short-term trading when it believes it is consistent with the Fund's investment objective. Also, a security may be sold and another of comparable quality may be simultaneously purchased to take advantage of what the Manager believes to be a temporary disparity in the normal yield relationships of two securities. The frequency of portfolio transactions-the Fund's turnover rates-will vary from year to year depending upon market conditions. A high turnover rate (over 100%) increases transaction costs and the possibility of taxable short-term gains (see "Dividends and Tax Matters") which, in turn, will reduce the Fund's return. Therefore, the Manager weighs the added costs of short-term investment against anticipated gains.

                              INVESTMENT STRATEGIES

         In seeking to achieve its investment objective, the Fund utilizes various investment strategies, including borrowing to purchase additional securities, investing in participation interests, variable and floating rate instruments, purchasing municipal obligations that are offered on a
"when-issued" or "delayed delivery" basis and, when deemed necessary in the opinion of

Fund management, making temporary investments in certain taxable obligations, as described below. The Fund's fundamental investment restrictions also permit buying and selling of interest rate futures contracts ("futures contracts"), using options to purchase or sell such contracts, using options to purchase or sell debt securities, and writing covered call options and cash-secured puts. The use of options and futures contracts may benefit the Fund and its shareholders by improving the Fund's liquidity and by helping to stabilize the value of its net assets. In addition, the Fund is permitted to enter into repurchase agreement and reverse repurchase agreement transactions, to lend its portfolio securities and to invest up to 15% of its net assets in illiquid securities.

         Each investment strategy is briefly described below with a short example of how it can be used by the Fund.

Futures Contracts

         A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. Futures contracts are traded on designated "contract markets" which, through their clearing corporations, guarantee performance of the contracts. Presently, there are futures contracts based on such debt securities as long-term U.S. Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities, three-month U.S. Treasury Bills, and bank certificates of deposit. Although most futures contracts call for actual delivery or acceptance of debt securities, the contracts usually are closed out before the settlement date without the making or taking of delivery. A futures contract sale is closed out by effecting a futures contract purchase for the same aggregate amount of the specific type of debt security and the same delivery date. If the sale price exceeds the offsetting purchase price, the seller would be paid the difference and would realize a gain. If the offsetting purchase price exceeds the sale price, the seller would pay the difference and would realize a loss. Similarly, a futures contract purchase is closed out by effecting a futures contract sale for the same aggregate amount of the specific type of debt security and the same delivery date. If the offsetting sale price exceeds the purchase price, the purchaser would realize a gain, whereas if the purchase price exceeds the offsetting sale price, the purchaser would realize a loss. There is no assurance that the Fund will be able to enter into a closing transaction. In the unlikely event that the Fund was unable to enter into a closing transaction of an open futures or options position, the Fund could be forced to perform certain actions as specified by the futures or options contract. This would depend on the type of outstanding contract involved. The two types of methods by which futures and options contracts are closed in the absence of offsetting trades are by index value and by delivery.

         Futures and options contracts in financial instruments such as municipal bonds and LIBOR rates, settle by index value. That means that on the last trading day of the contract, all outstanding contracts are automatically closed out at the value of the index that day. The effect on the Fund would be exactly the same as if a closing transaction had been effected at that price.

         Futures and options in financial instruments such as Treasury bonds and notes, if not closed out, will result in actual delivery of the securities in question. The holder of a long futures contract or an option contract that was exercised could be forced to purchase (take delivery of) a specified amount of securities at a specified price. Likewise the entity that was short a futures contract or option that did not enter into a closing transaction prior to expiration, could be forced to deliver a specific amount of securities at a specified price according to the terms of the futures or option contract.

         The inability of the Fund to enter into a closing contract could result in the Fund being forced to deliver or take delivery of a specific amount of securities at a specific price. Disposing of or obtaining the specified securities could involve considerable expense to the Fund and could affect the Fund's net asset value.

         When the futures contract is entered into, each party deposits with a broker or in a segregated custodial account approximately 5% of the contract amount, called the "initial margin." The segregated custodial account will be in an amount equal to the total market value of the futures contract, less the initial margin deposited therefor. Subsequent payments to and from the broker or account, called "variation margin," will be made on a daily basis as the price of the underlying debt security fluctuates making the long and short positions of the futures contract more or less valuable, a process known as "mark to the market."

         The purpose of a futures contract, in the case of a portfolio holding long-term municipal debt securities, is to gain the benefit of changes in interest rates without actually buying or selling long-term debt securities. Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of debt securities has an effect similar to the actual sale of such securities, although the sale of the futures contract might be accomplished more easily and quickly given the greater liquidity in the futures market. For example, if the Fund holds long-term debt securities and it anticipates a rise in long-term interest rates, it could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the Fund's portfolio securities declined, the value of the Fund's futures contracts would increase, thereby protecting the Fund by preventing net asset value from declining as much as it otherwise would have declined. Similarly, entering into futures contracts for the purchase of debt securities has an effect similar to the actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if the Fund expects long-term interest rates to decline, it might enter into futures contracts for the purchase of long-term securities in order to gain rapid market exposure that may offset anticipated increases in the cost of securities it intends to purchase, while continuing to hold higher-yield, short-term securities or waiting for the long-term market to stabilize. The Board of Directors has adopted a percentage restriction limiting the aggregate market value of the futures contracts the Fund holds to an amount not to exceed 20% of the market value of its total assets.

Options

         An option gives the holder a right to buy or sell futures contracts, or securities, in the future. The Fund will only buy options listed on national securities exchanges except for agreements, sometimes called cash puts, which may accompany the purchase of a new issue of bonds from a dealer. Unlike a futures contract, which requires the parties to the contract to buy and sell a security on a set date, an option on a futures contract, for example, merely entitles its holder to decide on or before a future date whether to enter into such a contract. If the holder decides not to enter into the contract, all that is lost is the price, called the "premium," paid for the option. Further, because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect the change in the value of the underlying contract. However, since an option gives the buyer the right to enter into a contract at a set price for a fixed period of time, its value does change daily, and the change is reflected in the net asset value of the Fund.

         In addition to options on futures contracts, there are options that give the buyer the right to buy or sell actual debt securities, such as tax-exempt bonds. Currently, the market for options on tax-exempt securities is very small. It is anticipated that it will become substantially larger in the future. A put option gives the buyer of the option the right to sell a designated security for a set price, and a call option gives the buyer the right to buy a security for a set price on or before a specified date. The "writer," or seller, of a call option, for example, is required to sell the security described in the option to the holder of the option, if the holder decides to buy such security. For undertaking this obligation, the writer receives a premium, less the commission charged by a broker, which the writer retains regardless of whether the option is exercised. The Fund will only write call options on securities it holds in its portfolio, (referred to as covered call writing) or will write "cash secured puts," as defined below. The buyer of such a put pays the Fund a premium for the option to sell to the Fund a specific bond at a specified price within a specified period of time. The Fund will maintain adequate cash reserves to purchase the underlying bond should the put option be exercised, by placing in a segregated account, only liquid assets, such as cash, U.S. Government securities or other appropriate high-grade debt obligations ("cash secured puts"). The Fund retains the premium whether or not the option is exercised. However, the Fund will be obligated to purchase the bond at the exercise price regardless of how much the market value of the bond has declined below the exercise price. As a covered call option writer, the Fund earns additional income from premiums, but it risks losing any appreciation of the security covered by the option if interest rates decline. Option writing can be used advantageously to generate incremental income when the outlook is for relatively stable bond prices; however, such income may be taxable. The aggregate market value of the options on debt securities held or written by the Fund may not exceed 25% of the Fund's total net assets. The risk involved in writing options (or selling futures) is not limited to the value of the options, since the maximum potential loss to the Fund is the cost of closing out the short options (or futures) positions which theoretically has no limit. Participation in options transactions involves certain risks (see "Special Risks").

Investing in Other Investment Companies

         The Fund may invest indirectly in municipal obligations by investing in other investment companies. Such investments may involve the payment of premiums above the net asset value of such issuers' portfolio securities, are subject to limitations under the Investment Company Act of 1940 and are constrained by market availability. As a shareholder in an investment company, the Fund would bear its ratable share of that investment company's expenses, including its advisory and administration fees. The Fund would continue to pay its own management fees and other expenses with respect to its investments in shares of a closed-end investment company.

Repurchase Agreements

         The Fund may enter into repurchase agreement transactions. Under a repurchase agreement, the Fund acquires a debt instrument for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such debt instrument at a fixed price. The resale price is in excess of the purchase price in that it reflects an agreed-upon market interest rate effective for the period of time during which the Fund's money is invested. The Fund's repurchase agreements will at all times be fully collateralized in an amount at least equal to the purchase price including accrued interest earned on the underlying securities. The instruments held as collateral are valued daily, and as the value of instruments declines, the Fund will require additional collateral. If the seller defaults and the value of the collateral securing the repurchase agreement declines, the Fund may incur a loss. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Fund.

Reverse Repurchase Agreements

         The Fund may enter into reverse repurchase agreement transactions only in amounts such that the total of the reverse repurchase agreements and all other borrowings combined will not exceed 33-1/3% of the Fund's total assets at the time it enters into a reverse repurchase agreement. Such transactions involve the sale of securities held by the Fund, with an agreement that the Fund will repurchase such securities at an agreed upon price and date. The Fund will employ reverse repurchase agreements when necessary to meet unanticipated net redemptions so as to avoid liquidating other portfolio investments during unfavorable market conditions, or as a technique to enhance income. At the time it enters into a reverse repurchase agreement, the Fund will place in a segregated custodial account high-quality liquid debt securities having a dollar value equal to the repurchase price. The Fund will utilize reverse repurchase agreements when the interest income to be earned from portfolio investments is greater than the interest expense incurred as a result of the reverse repurchase transactions. Any reverse repurchase agreement entered into by the Fund constitutes a borrowing, has leveraging effects and makes the Fund's net asset value more volatile.

Lending of Portfolio Securities

         In order to generate income, the Fund may lend its portfolio securities in an amount up to 33-1/3% of total assets to broker-dealers, major banks or other recognized domestic institutional borrowers of securities not affiliated with the Manager. The borrower at all times during the loan must maintain cash or cash equivalent collateral or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities, and the Fund may invest the cash collateral in high-grade, short-term, tax-exempt instruments and earn income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit.

Temporary Investments

         The Fund may from time to time invest a small portion of its total assets, on a temporary basis, in high-grade fixed-income obligations, the interest on which is subject to Federal, New York State and/or New York City income tax. Such high-grade quality investments include obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and obligations of domestic branches of U.S. banks, including certificates of deposit and bankers' acceptances.

         Investments of this kind may be obtained by the Fund pending investment or reinvestment in municipal obligations of the proceeds from the sale of Fund shares or the sale by the Fund of portfolio securities. In addition, the Fund may invest in highly liquid taxable obligations to avoid the necessity of liquidating portfolio securities to meet redemptions by investors. Although there are no specific limitations other than those imposed under the Code (see "Dividends and Tax Matters") on the portion of Fund assets that may be invested in taxable obligations, it is anticipated that on a 12-month average, taxable obligations will constitute less than 10% of the value of the Fund's portfolio.

         Fund management also anticipates that a cash reserve will be maintained for purposes of meeting the day-to-day operating expenses of the Fund as well as redemptions of Fund shares. Such cash reserve may be maintained in either interest or non-interest bearing form, at the discretion of the Fund's
directors.   Furthermore,   if  maintained  in  interest-bearing   form,  it  is
anticipated that all or part of such interest will be subject to Federal, New York State and/or New York City income tax. However, it is expected that, on a 12-month average, such reserve will constitute less than 5% of the Fund's total assets.

Illiquid Securities

         The Fund will not invest more than 15% of its net assets (taken at market value) in illiquid securities, including repurchase agreements with maturities in excess of seven days.

         The Fund may invest in securities that are subject to restrictions on resale because they have not been registered under the Securities Act of 1933 (the "1933 Act"). These securities are sometimes referred to as private placements. Although securities which may be resold only to

"qualified institutional buyers" in accordance with the provisions of Rule 144A under the 1933 Act are technically considered "restricted securities", the Fund may purchase Rule 144A securities without regard to the limitation on investments in illiquid securities described above, provided that a determination is made that such securities have a readily available trading market. Fund management will determine the liquidity of Rule 144A securities under the supervision of the Fund's Board of Directors. The liquidity of Rule 144A securities will be monitored by Fund management and, if as a result of changed conditions, it is determined that a Rule 144A security is no longer liquid, the Fund's holding of illiquid securities will be reviewed to determine what, if any, action is required to assure that the Fund does not exceed its applicable percentage limitation for investments in illiquid securities.

         Fund management anticipates that the market for certain restricted securities such as inverse floaters that are created in the secondary market will expand further as a result of this relatively new regulation and the development of automated systems for the trading, clearing and settlement of unregistered securities, as more institutions and dealers invest in and make markets in these securities.

         In reaching liquidity decisions, Fund management will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wanting to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).

When-lssued Purchases

         Municipal securities are frequently offered on a "when-issued" basis. When so offered, the price and coupon rate are fixed at the time the commitment to purchase is made, but delivery and payment for the when-issued securities take place at a later date. Normally, the settlement date occurs between 15-45 days from the date of purchase. During the period between purchase and settlement, no interest accrues to the purchase. The price that the Fund would be required to pay may be in excess of the market value of the security on the settlement date. While securities may be sold prior to the settlement date, the Fund intends to purchase such securities for the purpose of actually acquiring them unless a sale becomes desirable for investment reasons. At the time the Fund makes a commitment to purchase a municipal security on a when-issued basis, it will record the transaction and reflect the value of the security in determining its net asset value. That value may fluctuate from day to day in the same manner as values of other municipal securities held by the Fund. The Fund will establish a segregated account with its custodian bank in which it will maintain cash or high-grade liquid debt securities determined daily to be equal in value to its commitments for when-issued securities. Generally, both the when-issued securities and the securities held in the segregated account will tend to experience appreciation when interest rates decline and depreciation when interest rates increase. Accordingly, the purchase of when-issued securities may increase the volatility of the Fund's net asset value. The Fund may invest in when-issued securities without limitation.

         At such time as the Fund is required to pay for when-issued securities, it will meet its obligation from then-available cash flow, sale of the securities held in the separate account, sale of other securities, or (although it would not normally expect to do so) from the sale of the when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). Sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are not excluded from gross income for Federal, state or local income tax purposes.

Delayed-Delivery Transactions

         The Fund may buy and sell securities on a "delayed-delivery" basis, with payment and delivery taking place at a future date. The market value of securities purchased in this way may change before the delivery date, which could affect the market value of the Fund's assets, and could increase fluctuations in the Fund's yield and net asset value. Ordinarily, the Fund will not earn interest on the securities purchased until they are delivered.

Participation Interests, Variable and Inverse Floating Rate Instruments

         The  Fund  may  purchase   participation   interests   from   financial
institutions. These participation interests give the purchaser an undivided interest in one or more underlying municipal obligations.

         The Fund may also invest in municipal obligations which have variable interest rates that are readjusted periodically. Such readjustment may be based either upon a predetermined standard, such as a bank prime rate or the U.S. Treasury bill rate, or upon prevailing market conditions. Many variable rate instruments are subject to redemption or repurchase at par on demand by the Fund (usually upon no more than seven days' notice). All variable rate instruments must meet the quality standards of the Fund. The Manager will monitor the pricing, quality and liquidity of the variable rate municipal obligations held by the Fund.

         The Fund may purchase inverse floaters which are instruments whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Changes in the interest rate on the other security or index inversely affect the residual interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixed-rate bond. For example, a municipal issuer may decide to issue two variable rate instruments instead of a single long-term, fixed-rate bond. The interest rate on one instrument reflects short-term interest rates. Typically, this component pays an interest rate that is reset periodically through an auction process, while the interest rate on the other instrument (the inverse floater) pays a current residual interest rate based on the total difference between the total interest paid by the issuer on the municipal obligation and the auction rate paid on the auction component. This reflects the approximate rate the issuer would have paid on a fixed-rate bond, multiplied by two, minus the interest rate paid on the short-term instrument. Depending on market availability, the two portions may be recombined to form a fixed-rate municipal bond.

The Fund may purchase both the auction and the residual components. (See "Special Risk Factors Relating to Inverse Floating Rate Instruments").

         The Fund may invest in municipal obligations that pay interest at a coupon rate equal to a base rate, plus additional interest for a certain period of time if short-term interest rates rise above a predetermined level or "cap". The amount of such an additional interest payment typically is calculated under a formula based on a short-term interest rate index multiplied by a designated factor.

         The Fund may purchase various types of structured municipal bonds whose interest rates fluctuate according to changes in other interest rates for some period and then revert to a fixed rate. The relationship between the interest rate on these bonds and the other interest rate or index may be direct or inverse, or it may be based on the relationship between two other interest rates such as the relationship between taxable and tax-exempt interest rates.

Borrowing For Investment and For Other Purposes

         The Fund may borrow money from banks (including its custodian bank) or from other lenders to the extent permitted under applicable law, for temporary or emergency purposes, to meet redemptions or for purposes of leveraging and may pledge its assets to secure such borrowings. Borrowing for investment increases both investment opportunity and investment risk. Such borrowings in no way affect the Federal or New York State tax status of the Fund or its dividends. If the investment income on securities purchased with borrowed money exceeds the interest paid on the borrowing, the net asset value of the Fund's shares will rise faster than would otherwise be the case. On the other hand, if the investment income fails to cover the Fund's costs, including the interest on borrowings or if there are losses, the net asset value of the Fund's shares will decrease faster than would otherwise be the case. This is the speculative factor known as leverage.

         The Investment Company Act of 1940 (the "1940 Act") requires the Fund to maintain asset coverage of at least 300% for all such borrowings, and should such asset coverage at any time fall below 300%, the Fund would be required to reduce its borrowings within three days to the extent necessary to meet the requirements of the 1940 Act. To reduce its borrowings, the Fund might be required to sell securities at a time when it would be disadvantageous to do so.

         In addition, because interest on money borrowed is a Fund expense that it would not otherwise incur, the Fund may have less net investment income during periods when its borrowings are substantial. The interest paid by the Fund on borrowings may be more or less than the yield on the securities purchased with borrowed funds, depending on prevailing market conditions.

                                  SPECIAL RISKS

Special Risk Factors Relating to Non-Diversification


         The Fund's portfolio is non-diversified and may have greater risk than a diversified portfolio. As a non-diversified investment company, the Fund could conceivably invest all of its assets in one issuer. However, in order to qualify as a "regulated investment company" for Federal income tax purposes, the Fund must comply with the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), which limit the aggregate value of all holdings (except U.S. Government and cash items, as defined in the Code), each of which exceeds 5% of the Fund's total assets, to an aggregate amount of 50% of such assets, and which further limit the holdings of a single issuer (with the same exceptions) to 25% of the Fund's total assets. Therefore, for our purposes, non-diversification means that, with regard to the Fund's total assets, 50% of such assets may be invested in as few as two single issuers. (These limits are measured at the end of each quarter.) In the event of decline of creditworthiness or default on the obligations of one or more such issuers exceeding 5%, an investment in the Fund will involve greater risk than in a fund that has a policy of diversification.

         Many of the Fund's portfolio securities will be obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other portfolio securities (e.g., securities the interest on which is paid from revenues of similar types of projects). As a result, the Fund's portfolio may be subject to greater risk as compared to a portfolio composed of more varied obligations or issuers. Furthermore, the relatively high degree of similarities among the issuers of obligations in the Fund's portfolio may result in a greater degree of fluctuation in the market value of the portfolio.

Special Risk Factors Relating to Futures and Options

         There are certain risks in investing in options and interest rate futures contracts. With respect to the use of futures contracts, although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. Futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. If it is not possible, or the Fund determines not to close a futures position in anticipation of adverse price movements, the Fund will be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract.

         In addition, no assurance can be given that the price of the securities being hedged will correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract. However, the risk of imperfect correlation generally tends to diminish as the maturity date of the futures contract approaches.

         The Manager could also be incorrect in its expectations about the direction or degree of various interest rate movements in the time span within which the movements take place. Predicting interest rate direction involves skills and techniques different from those used in most investment strategies, and there is no guarantee that such predictions will be accurate.

         The risk the Fund assumes when it buys an option is the loss of the premium paid for the option. In order to benefit from buying an option, the price of the underlying security must change sufficiently to cover the premium paid, the commissions paid, both in the acquisition of the option and in a closing transaction, or the exercise of the option and subsequent sale of the underlying security. (The Fund could enter into a closing transaction by purchasing an option if it had previously sold one, or by selling an option if it had previously bought one, with the same terms as the option previously acquired.) Nevertheless, the price change in the underlying security does not assume a profit, because prices in the options market may not reflect such a change.

         The risk involved in writing options on futures contracts the Fund owns, or on securities held in its portfolio, is that there could be an increase in the market value of such contracts or securities. In such case, the option would be exercised and the asset would be sold at a lower price than the cash market price. To some extent, the risk of not realizing a gain could be reduced by entering into a closing transaction. However, the cost of closing the option and terminating the Fund's obligation might be more or less than the premium received when it originally wrote the option. Further, the Fund might not be able to close the option because of insufficient activity in the options market. The risk involved in writing options (or selling futures) is not limited to the value of the options, since the maximum potential loss to the Fund is the cost of closing out the short options (or futures) positions which theoretically has no limit.

         Finally, in deciding whether to use futures contracts or options, consideration must be given to brokerage commission costs, which are normally higher than those associated with general securities transactions.

Special Risk Factors Relating to Lower Rated Municipal Bonds

         You should carefully consider the relative risks of investing in the higher yielding (and, therefore, higher risk) securities in which the Fund may invest. These are bonds such as those rated Ba to Caa by Moody's or BB to CC by S&P, Fitch or Duff or, if unrated, are judged by Fund management to be of comparable quality. They generally are not meant for short-term investing and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P, Fitch or Duff are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated CC by S&P, Fitch or Duff are regarded as having the highest degree of speculation; while such bonds may have some small degree of quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. Bonds rated as low as Caa by Moody's may be in default or may present elements of danger with respect to principal or interest. The Fund will not purchase bonds in default.

         Investments in bonds rated Ba or lower by Moody's and BB or lower by S&P, Fitch or Duff, while generally providing greater income and opportunity for gain than investments in higher rated bonds, usually entail greater risk of principal and income (including the possibility of default or bankruptcy of the issuers of such bonds), and may involve greater volatility of price (especially during periods of economic uncertainty or change) than investments in higher rated bonds. However, since yields may vary over time, no specific level of income can be assured. These lower rated, high yielding securities generally tend to reflect economic changes and short-term corporate and industry developments to a greater extent than higher rated securities which react primarily to fluctuations in the general level of interest rates. Lower rated securities will also be affected by the market's perception of their credit quality (especially during times of adverse publicity) and the outlook for economic growth. In the past, economic downturns or an increase in interest rates have, under certain circumstances, caused a higher incidence of default by the issuers of these securities and may do so in the future, especially in the case of highly leveraged issuers. The prices for these securities may be affected by legislative and regulatory developments. For example, new Federal rules require that savings and loan associations gradually reduce their holdings of high-yield securities. An effect of such legislation may be to significantly depress the prices of outstanding lower rated high yielding fixed-income securities. Factors adversely affecting the market price and yield of these securities will adversely affect the Fund's net asset value. In addition, the retail secondary market for these securities may be less liquid than that of higher rated bonds; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. Therefore, judgment may at times play a greater role in valuing these securities than in the case of investment grade fixed-income securities, and it also may be more difficult during certain adverse market conditions to sell these lower rated securities at their fair value to meet redemption requests or to respond to changes in the market.

Special Risk Factors Relating to Zero Coupon Bonds

         The Fund may invest in zero coupon bonds and pay-in-kind bonds (bonds which pay interest through the issuance of additional bonds), which involve special considerations. These securities may be subject to greater fluctuations in value due to changes in interest rates than interest-bearing securities and thus may be considered more speculative than comparably rated interest-bearing securities. In addition, current Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. Fund management anticipates that investments in zero coupon securities and pay-in-kind bonds will not ordinarily exceed 25% of the value of the Fund's total assets.

Special Risk Factors Relating to Inverse Floating Rate Instruments

         Changes in interest rates inversely affect the rate paid on inverse floating rate instruments ("inverse floaters"). The inverse floaters' price will be more volatile than that of a fixed rate bond. Additionally, some inverse floaters contain a "leverage factor" whereby the interest rate moves inversely by a "factor" to the benchmark. For example, the rates on the inverse floating rate note may move inversely at three times the benchmark rate. Certain interest rate movements and other market factors can substantially affect the liquidity of inverse floaters. These instruments are designed to be highly sensitive to interest rate changes and may subject the holders thereof to extreme reductions of yield and possibly loss of principal.

Special Risk Factors Relating to New York Issuers

         You should carefully consider the special risks inherent in the Fund's investment in municipal obligations of New York issuers. These risks result from the financial condition of New York State and certain of its public bodies and municipalities, including New York City. Beginning in early 1975, New York State (the "State"), New York City (the "City") and other entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties, as may be currently developing, or a failure of certain financial recovery programs related thereto could result in defaults or declines in the market values of various municipal obligations in which the Fund may invest. If there should be a default or other financial crisis relating to the State, the City, a State or City agency, or other municipality, the market value and marketability of outstanding municipal obligations of New York issuers in the Fund's portfolio and the interest income to the Fund could be adversely affected.

         A number of pending court actions have been brought against or involve the State, its agencies, or other municipal subdivisions of the State, which actions relate to financing, the use of tax or other revenues for the payment of obligations and claims that would require additional public expenditures. Adverse decisions in such cases could require extraordinary appropriations or expenditure reductions or both and might have a materially adverse effect on the financial condition of the State and its agencies and municipal subdivisions. Any such adverse effect could affect, to some extent, all municipal securities issued by the State, its agencies, or municipal subdivisions.

         To the extent that State agencies and local governments seek special State assistance, the ability of the State to pay its obligations as they become due or to obtain additional financing could be adversely affected, and the marketability of notes and bonds issued by the State, its agencies, and other governmental entities may be impaired.

Other Considerations

         It is expected that a substantial portion of the assets of the Fund will be derived from professional money managers and investors who intend to invest in the Fund as part of an asset-allocation or market-timing investment strategy. These investors are likely to redeem or exchange their Fund shares frequently to take advantage of anticipated changes in market conditions. The strategies employed by investors in the Fund may result in considerable assets moving in and out of the Fund. Consequently, the Company expects that the Fund will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs and affect the Fund's performance.

                                    YEAR 2000

The Fund's securities trades, pricing and accounting services and other operations could be adversely affected if the computer systems of the adviser, distributor, custodian or transfer agent were unable to recognize dates after 1999. The adviser and other service providers have told the Fund that they are taking action to prevent, and do not expect the funds to suffer from, significant year 2000 problems.


                             PRICING OF FUND SHARES

         The price of Fund shares is based on the Fund's net asset value. The net asset value per share is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M., New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business and on any other day during which there is a sufficient degree of trading in the Fund's portfolio securities that the Fund's net asset value might be materially affected by changes in the value of its portfolio securities, unless there have been no shares tendered for redemption or orders to purchase shares received. The Fund's shares will not be priced on the following days when the New York Stock Exchange is closed: New Year's Day, Dr. Martin Luther King Jr.'s Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The net asset value per share is computed by taking the value of all assets of the Fund, subtracting the liabilities of the Fund, and dividing by the number of outstanding shares. For purposes of determining net asset value, expenses of the Fund are accrued daily and taken into account.

         The value used by the Fund in computing the current price per share for the purpose of purchase and redemption of Fund shares (the net asset value per share) means an amount which reflects calculations to the nearest 1/10th of one cent.

         The Fund's portfolio securities are valued on the basis of prices provided by an independent pricing service when, in the opinion of persons designated by the Fund's Board of Directors, such prices are believed to reflect the fair market value of such securities. Prices of non-exchange traded portfolio securities provided by independent pricing services are generally determined without regard to bid or last sale prices but take into account institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Securities traded or dealt in upon a securities exchange and not subject to restrictions against resale as well as options and futures contracts listed for trading on a securities exchange or board of trade are valued at the last quoted sales price, or, in the absence of a sale, at the mean of the last bid and asked prices. Options not listed for trading on a securities exchange or board of trade for which over-the-counter market quotations are readily available are valued at the mean of the current bid and asked prices. Money market and short-term debt instruments with a remaining maturity of 60 days or less will be valued on an amortized cost basis. Municipal daily or weekly variable rate demand instruments will be priced at par value plus accrued interest. Securities not priced in a manner described above and other assets are valued by persons designated by the Fund's trustees using methods which the trustees believe accurately reflects fair value. The prices realized from the sale of these securities could be less than those originally paid by the Fund or less than what may be considered the fair value of such securities.

         Included in the portfolio of the Fund in determining net asset value is the value of all when-issued securities that the Fund has committed itself to purchase. However, the Fund's ability to purchase such securities remains constant (see "Investment Objective and Policies").

          The Fund's most recent asset value can be obtained by calling 1-800-322-6864 7 days a week, 24 hours a day. To obtain more detailed information on the Fund's net asset value, yield, performance and portfolio composition you can call 1-800-322-6864 weekdays 9:00 AM-8:00 PM Eastern time.

                               PURCHASE OF SHARES

         You may purchase shares directly from the Fund without a sales charge on any day the New York Stock Exchange is open for business. The public offering price for shares purchased is the net asset value per share of the Fund next determined after a purchase order becomes effective. Orders for the purchase of Fund shares become effective (i) immediately, if received prior to 4:00 P.M. New York time on any business day. Shares being purchased will begin accruing dividends on the day following the date of purchase and continue to earn dividends until the date of redemption. Information regarding transmittal of funds by bank wire and procurement of a Federal Reserve Draft may be obtained from your bank. All payments (including checks from individual investors) must be in U.S. dollars. If your check does not clear your purchase will be canceled and you could be liable for any losses or fees incurred. Firstar Mutual Fund Services, LLC will charge a $20 fee against a shareholders account for any payment check returned to the Custodian.

         The minimum initial purchase is $1,000 and the minimum subsequent purchase is $100. Subsequent investments are made in the same manner as an initial purchase is made.

         All shares purchased are confirmed to you and credited to your account at the net asset value determined as described herein under the heading "Determination of Net Asset Value." Share certificates are issued only on written request by you to Fundamental Family of Funds, c/o Firstar Trust Company, P.O. Box 701, Milwaukee, WI 53201-0701. There is no charge for share certificates. Certificates are not issued for fractional shares. Certificates will only be issued in amounts of 1,000 or more shares. The issuance of certificates may be discontinued at any time without prior notice. The Fund reserves the right to reject any purchase order. The Fund reserves the right to limit the number of purchase order checks processed at any one time and will notify investors prior to exercising this right. If this right is exercised, the Fund will return checks immediately.

         Although shares of the Fund may be purchased without a sales charge if you purchase them directly from the Fund, you may be charged a fee for effecting transactions in the Fund's shares through securities dealers, banks, or other financial institutions.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program
permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to:
Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, the Transfer Agent will not monitor the amount of contributions to ensure that they do not exceed the amount allowable for Federal tax purposes. Firstar Mutual Fund Services,

LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

Methods of Payment

         Payment by Wire: An expeditious method of investing in the Fund is through the transmittal of Federal funds by bank wire to Firstar Bank Milwaukee, N.A. (the "Bank"). Federal funds transmitted by bank wire to the Bank and received by it prior to 4:00 P.M. New York time are priced at the net asset value determined on such day. Federal funds received after 4:00 P.M. New York time will be available on the next business day. Funds other than Federal funds transmitted by bank wire may or may not be converted into Federal funds on the day received by the Bank depending upon the time the funds are received and the bank wiring the funds. We encourage you to make payment by wire in Federal funds. The Fund will not be responsible for delays in the wiring system.

         To purchase shares by wiring funds, instruct a commercial bank to wire your money to:

                  Firstar [Bank Milwaukee, N.A.]
                  777 East Wisconsin Avenue
                  Milwaukee, Wisconsin 53202
                  ABA # 075000022
                  Credit: Firstar [Bank Milwaukee, N.A.]
                  Account # 112952137
                  Further credit: The Fundamental Family of Funds
                  Name of shareholder and account number (if known)

Instructions for new accounts should specify the name, address, and social security number of each person in whose name the shares are to be registered and the name of the Fund. If you are an existing shareholder, you need only furnish your account number and the name of the Fund. Failure to submit required information may delay investment.

         Payment by Mail: Purchase orders for which remittance is to be made by check may be submitted directly by mail to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Checks should be made payable to Fundamental Family of Funds.

         When opening a new account, you must enclose a completed purchase application. If you are an existing shareholder, you should enclose the detachable stub from an account statement you have received or otherwise indicate your account number and the name of the Fund.

         Personal Delivery: For personal delivery instructions, please call the Fund at (800) 322-6864.

         Exchange for Municipal Securities: If you own municipal obligations meeting the criteria for investment by the Fund, you may exchange such securities for shares of the Fund. All such exchanges are discretionary with the Fund. If you desire to make such an exchange, you should contact the Fund prior to delivering any securities in order to establish that the securities are acceptable for exchange, to determine what transaction charges, if any, may be imposed and to obtain delivery instructions for such securities. The value of the securities being exchanged will be determined in the same manner that the value of the Fund's portfolio securities is determined (see "Determination of Net Asset Value"); the specific method of determining the value will be provided to you on request. The Fund reserves the right to refuse any such exchange, even if the securities offered by an investor meet the general investment criteria of the Fund. A capital gain or loss for Federal income tax purposes may be realized by the investor following the exchange. Maturing bonds or detached coupons submitted within five (5) business days of the payment date are credited on the payment date.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fund management acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for Federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                              REDEMPTION OF SHARES


         Shares of the Fund are redeemable at your option without charge at the next determined net asset value following receipt by Firstar Mutual Fund Services, LLC, of a redemption request in proper order. To effect a redemption, you may utilize the Check Redemption Privilege, the Telephone Redemption Privilege, the Expedited Redemption Privilege, or the regular redemption procedure. Due to the cost of maintaining an account, the Fund reserves the right to redeem an account involuntarily, on not less than 60 days' written notice, at any time an investor has reduced his or her account to less than $100. During the 60-day period, a shareholder may increase his or her holdings to $100 or more, and thereby avoid an involuntary redemption.

         When redemption requests are received by Firstar Mutual Fund Services, LLC, by 4:00 P.M. New York time on any day during which the net asset value is determined (see "Pricing of Fund Shares"), the redemption will be effective on such day, and payment will be made on the next business day based on the net asset value next determined after receipt of the redemption instruction. If a redemption notice is received after 4:00 P.M. New York time, the redemption will be effective on the next business day, and payment will be made thereafter on the second business day. In the event you wish to liquidate your holdings, you will be entitled to all dividends declared through the date of redemption. At times, the Fund may be requested to redeem shares for which it has not yet received good payment. The Fund may delay, or cause to be delayed, the mailing of a redemption check until such time as it has assured itself that good payment has been received from the purchase of such shares, which may take up to 15 days from the purchase date. In the case of payment by check, the determination of whether the check has been paid by the paying institution generally takes up to seven days, but may take longer. You may avoid this delay by purchasing shares by wire or by using a certified or official bank check drawn on a U.S. bank. In the event of delays in payment of redemption proceeds, the Fund will take all available steps to expedite collection of the investment check. If shares were purchased by check, you may write checks against such shares only after 15 days from the date the purchase was executed. Shareholders who draw against shares purchased fewer than 15 days from the date of original purchase, will be charged usual and customary bank fees. The Fund reserves the right to suspend the right of redemption or postpone the day of payment (1) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) when the trading markets normally used by the Fund are restricted or an emergency exists as determined by the Securities and Exchange Commission (the "Commission") as to make the disposal of the Fund's investments or determination of its net asset value unreasonably impracticable, or (3) for such other periods as the Commission by order may permit to protect the Fund's shareholders.

         You may realize a taxable capital gain or loss when shares are redeemed, depending on their net asset value. On all redemption requests (including redemption checks) for joint accounts, the signatures of all joint owners are required unless shareholders have designated otherwise.

Check Redemption Privilege

         You may request that the Fund provide you with redemption checks ("Checks") drawn on the Fund's account by either (i) completing the appropriate section of the application order form or (ii) subsequent written request to the Fund. These Checks will be sent only to the individuals in whose name the account is registered and only to the address of record with the Fund. You may use the Checks in any lawful manner and make them payable to the order of any person or company in an amount of $100 or more. Dividends continue to be earned until the Check clears the Fund account and is paid by Firstar Mutual Fund Service, LLC. The Fund may delay, or cause to be delayed, payment of redemption proceeds until such time as it or Firstar Mutual Fund Service, LLC has assured itself that good payment has been collected for the purchase of such shares. In addition, the Fund reserves the right not to honor Check redemption requests received by Firstar Mutual Fund Service, LLC within 15 days from the purchase date if the shares to be redeemed have been purchased by check. You will be subject to the same rules and regulations that the Bank applies to checking accounts in general. There is currently no charge to you for the use of the Checks, except that Firstar Mutual Fund Service, LLC imposes a $20 charge if an investor requests that it stop payment of a Check or if it cannot honor a Check due to insufficient funds or other valid reasons.

         When a Check is presented for payment, Firstar Mutual Fund Service, LLC, as your agent, will cause the Fund to redeem a sufficient number of shares in your account to cover the amount of the Check. Shares for which stock certificates have been issued may not be redeemed by Check. Since the net asset value of the Fund's shares changes daily, you should make certain that the total value of your account is sufficient to cover the amount of your Check. Otherwise, the Check will be returned marked insufficient funds. Checks may not be used to close an account. The Check Redemption Privilege may be modified or terminated by either the Fund or Firstar Mutual Fund Service, LLC upon 60 days' written notice to shareholders.

Telephone Redemption Privilege

         You may direct redemptions of up to $150,000 worth of shares per day by telephone either (i) by completing the appropriate section of the application form or (ii) by later signature guaranteed* written request. Telephone calls will be recorded. Firstar Mutual Fund Service, LLC will act on instructions that it reasonably believes to be genuine. The proceeds of the redemption will only be mailed to the address of record with the Fund, or a preauthorized bank address. (Available only if established on the account application and if there has been no change of address by telephone within the preceding 30 days.) The Fund reserves the right to refuse a telephone redemption and may limit the amount and frequency. The Telephone Redemption Privilege may be modified or terminated at any time by either the Fund or Firstar Trust Company. Neither the Fund nor its transfer agent will be liable for following instructions that they reasonably believe to be genuine. It is the Fund's policy to provide that a written confirmation statement of all telephone call transactions be mailed to shareholders at their address of record within 3 business days after the telephone call transaction. You should verify the accuracy of telephone call transactions immediately upon receipt of your confirmation statement. As a result of this policy, you will bear the risk of loss in the event of a fraudulent telephone exchange or redemption transaction.

Expedited Redemption Privilege

         Requests for expedited redemption may be made by letter or telephone for amounts equal to or exceeding $5,000, if you have previously filed with Firstar Mutual Fund Service, LLC a signed telephone authorization form available from the Fund, or completed the appropriate Section of the Application Form. If the request is for more than $5,000, proceeds of the expedited redemption will be transferred by Federal Reserve wire to the commercial bank specified in the authorization form or to a correspondent bank if your bank is not a member of the Federal Reserve System. Firstar Mutual Fund Service, LLC charges a $12 service fee for each payment of redemption proceeds made by Federal wire. This fee will be deducted from your account. If the correspondent bank fails to notify your bank immediately, there could be a delay in crediting the funds to your bank account. Proceeds of less than $5,000 will be mailed to your address. The Fund reserves the right to refuse an expedited redemption and may limit the amount and frequency.

         This privilege may be modified or terminated at any time without prior notice by either the Fund or Firstar Mutual Fund Service, LLC. Any time funds are wired by the Bank, the proceeds of redemption may be subject to the deduction of the Bank's usual and customary charges for wiring funds.

         Requests by letter should be addressed to Fundamental Family of Funds, c/o Firstar Mutual Fund Service, LLC, P.O. Box 701, Milwaukee, WI 53201-0701.

         In order to qualify to use the Expedited Redemption Privilege, you must complete the appropriate portion of the new account application and your initial payment for purchase of the Fund's shares must be drawn on, and redemption proceeds paid to, the same bank and account as designated on the application.

         In order to change the commercial bank or account designated to receive the redemption proceeds, you must send a written request to Fundamental Family of Funds, c/o Firstar Mutual Fund Service, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. Such request must be signed by each shareholder with each signature guaranteed by an eligible guarantor (see above).

--------------

*A signature guarantee must be from an eligible guarantor institution approved by Fundamental Shareholder Services, Inc. Signature guarantees in proper form generally will be accepted from domestic banks, a member of a national securities exchange, credit unions and savings associations, as well as from participants in the Securities Transfer Agents Medallion Program ("STAMP"). If you have any questions with respect to signature guarantees, please call the transfer agent at (800) 322-6864.

Regular Redemption Procedure

         You may redeem your shares by sending a written request, together with duly endorsed stock certificates, if any, to Fundamental Family of Funds, c/o Firstar Mutual Fund Service, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. All certificates and all written requests for redemption must be endorsed by you. For redemptions exceeding $50,000 (and for all written redemption requests, regardless of amount, made within 30 days following any change in account registration), your endorsement must be signature guaranteed, as described above. Firstar Mutual Fund Service, LLC may, at its option, request further documentation from corporations, executors, administrators, trustees or guardians. If requested, redemption proceeds of more than $5,000 will be wired into any member bank of the Federal Reserve System. However, such transaction may be subject to a deduction of the Bank's usual and customary charges for wiring funds. The Fund will accept other suitable verification arrangements for foreign investors. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of redemption requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Service, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Redemption requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Redemptions by mail will not become effective until all documents in the form required have been received by Firstar Mutual Fund Service, LLC.

         Requests for redemption subject to any special condition, or which specify an effective date other than as provided herein, cannot be accepted and will be returned to you.

How to Transfer Shares

         Shares may be transferred from one person to another by sending to Firstar Mutual Fund Service, LLC a written request for such transfer, signed by the registered owner(s) exactly as the account is registered with each signature guaranteed as described above, with (i) the name(s) of the new registered owner(s), (ii) the social security number or taxpayer identification number for the new registration, and (iii) the redemption option elected. If the shares being transferred are represented by certificates in the possession of the investor, such certificates, properly signed with signature guarantees, must also be forwarded to Firstar Mutual Fund Service, LLC. In addition, Firstar Mutual Fund Service, LLC reserves the right to request any additional documents that may be required for transfer by corporations, executors, administrators, trustees, and guardians.

Reopening an Account

         You may reopen an account with a minimum investment of $100 or more without filing a new application form during the year in which your account was closed or during the following calendar year, provided that the information on your original form is still applicable. The Fund may require you to file a statement that all information on the original account application form remains applicable.

                              DISTRIBUTION EXPENSES

         The Board of Directors and shareholders of the Fund have approved a plan of distribution under Rule 12b-1 of the 1940 Act (the "Plan"). Pursuant to the Plan, the Fund may pay certain promotional and advertising expenses and may compensate certain registered securities dealers and financial institutions for services provided in connection with processing orders for the purchase or redemption of Fund shares, and for furnishing other shareholder services.

         Payments by the Fund shall not, in the aggregate, in any fiscal year of the Fund, exceed one-half of 1% of daily net assets of the Fund for expenses incurred in distributing and promoting the Fund's shares. The Plan will make payments only for expenses actually incurred by such dealers and financial institutions. If the Plan is terminated in accordance with its terms, the obligation of the Fund to make payments pursuant to the Plan, including any prior expenses carried forward, will cease and the Fund will not be required to make any payments for expenses incurred after the date the Plan terminates. Because these payments are paid out of the Fund's assets on a continual basis over time, these fees will increase the cost of your investment and may cost you more than other types of sales charges.


                                   MANAGEMENT

         The Fund is managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's principal business address is 67 Wall Street, New York, New York 10005. Cornerstone is an investment adviser registered with the Securities and Exchange Commission. Prior to its association with the Fund, Cornerstone managed approximately $20 million of assets for private and institutional accounts. As investment manager, Cornerstone manages and supervises the Fund's investment portfolio and directs the purchase and sales of its investment securities.

         Cornerstone's advisory contract with the Fund was approved at a Special Meeting shareholders held on March ___, 1999. At that meeting, shareholders also ratified Cornerstone's advisory fees of $___________, which amounted to ____% of the Fund's average net assets for the period from September 29, 1998 to December 31, 1998. Cornerstone's advisory fee was based on the following table:

                          Average Daily Net Asset Value                                    Annual Fee Payable
Net asset value to $100,000,000                                                                   .50%
Net asset value of $100,000,000 or more but less than $200,000,000                                .48%
Net asset value of $200,000,000 or more but less than $300,000,000                                .46%
Net asset value of $300,000,000 or more but less than $400,000,000                                .44%
Net asset value of $400,000,000 or more but less than $500,000,000                                .42%
Net asset value of $500,000,000 or more                                                           .40%

         The Fund's portfolio manager is Mr. Stephen C. Leslie, Chairman and Chief Executive Officer of Cornerstone. Mr. Leslie has been associated with Cornerstone since its inception in 1997. Dating back to 1994, Mr. Leslie has held the following positions: he was a partner of Wall Street Capital Group, a merchant bank; he was a partner of Wall Street Investment Corp., a broker/dealer; he was a partner of Tucker Anthony Securities, a broker/dealer; and he was a senior vice-president of Pryor McClendon Counts & Co., a broker/dealer.


                            DIVIDENDS AND TAX MATTERS

Dividends and Distributions

         The Fund declares all of its net investment income as a dividend, on a daily basis, prior to calculating net asset value, on shares of record at the close of business on the preceding day. Dividends are distributed monthly. Capital gains, if any, will normally be distributed in December of each fiscal year of the Fund. The amounts paid, and distribution dates thereof, are subject to determination by the Fund's Board of Directors. All dividends paid and capital gains distributed are paid in additional shares of the Fund's common stock, which are credited to the shareholder's account. If you desire to receive such distribution in cash, you must file an election with Firstar Mutual Fund Services, LLC, which election will remain in effect until Firstar Mutual Fund Services, LLC is notified by you in writing to change the election, at least ten
(10) days prior to payment date. Distributions declared in the months of October, November or December will be treated as received by shareholders of record in such months as of December 31 even if they are not paid until the following January. Certificates will not be issued for dividend distributions.

Tax Matters

         The Fund intends to continue to qualify as a regulated investment company, which means that it pays no federal income tax on the earnings or capital gains it distributes to its shareholders.

o Exempt-interest dividends from the Fund will be exempt from federal regular income tax and New York State and New York City personal income tax.

o Ordinary dividends from the Fund are taxable as ordinary income and dividends from the Fund's long-term capital gains are taxable as capital gain.

o Dividends are treated in the same manner for federal income tax purposes whether you receive them in the form of cash or additional shares. They may also be subject to state and local taxes.

o Certain dividends paid to you in January will be taxable as if they had been paid the previous December.

o Firstar Trust Company will mail you tax statements annually showing the amounts and tax status of the distributions you received.

o When you sell (redeem) or exchange shares of a Fund, you must recognize any gain or loss.

o Because your tax treatment depends on your purchase price and tax position, you should keep your regular account statements for use in determining your tax.

o You should review the more detailed discussion of federal income tax considerations in the SAI.

***We provide this tax information for your general information. You should consult your own tax adviser about the tax consequences of investing in the Fund.***

                                    APPENDIX
                           RATINGS OF MUNICIPAL BONDS

Moody's Investors Service, Inc.

         A brief description of the applicable Moody's Investors Services, Inc. rating symbols and their meanings is as follows:

         Aaa-Bonds which are Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in the Aaa securities or fluctuation of protective elements may be of a greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than Aaa securities.

         A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa-Bonds   which  are  rated  Baa  are   considered  as  medium  grade
obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa-Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca-Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C-Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

I. Con. (---)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by 1. earnings of projects under construction, 2. earnings of projects unseasoned in operation experience, 3. rentals which begin when facilities are completed, or 4. payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of condition.

Standard & Poor's Corporation

         A brief description of the applicable S&P Corporation rating symbols and their meanings is as follows:

         AAA-This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

         AA-Bonds rated AA also qualify as high-quality debt obligations. Capacity to repay principal and interest is very strong, and in the majority of instances they differ from AAA issues in only small degrees.

         A-Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

         BBB-Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

         BB, B, CCC, CC-Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         C-The rating C is reserved for income bonds on which no interest is being paid.

         D-Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

         Plus (+) or minus (-): The ratings from AA to BBB may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

         Provisional Ratings: the letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.


Fitch

Ratings

         A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings is as follows:

                                       AAA

         Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                       AA

         Bonds rated AA are considered to be investment grade and of the very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                        A

         Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                       BBB

         Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                       BB

         Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

                                        B

         Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                       CCC

         Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                       CC

         Bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

                                        C

         Bonds rated C are in imminent default in payment of interest or principal.

                                  DDD, DD AND D

         Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

         Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA Category covering 12-36 months or the DDD, DD or D categories.

DUFF & PHELPS, INC.

RATING            DEFINITION
SCALE
AAA               Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+               High credit quality.  Protection factors are strong.
AA-               Risk is AA modest but may vary slightly from time to time
AA-               because of economic conditions.

A+                Protection factors are average but adequate.  However,
A                 risk factors are more variable and greater in periods of
A-                economic stress.

BBB+              Below  average  protection  factors  but  still  considered
BBB               sufficient for prudent investment. Considerable  variability
BBB-              in risk  during  economic cycles.

BB+               Below investment grade but deemed likely to meet
BB                obligations when due.  Present or prospective financial
BB-               protection factors fluctuate  according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+                Below investment grade and possessing risk that obliga-
B                 tions will not be met when due.  Financial protection
B-                factors will fluctuate  widely  according to economic  cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

DP                Preferred stock with dividend arrearages.

RATING            DEFINITION
SCALE
                  High Grade

Duff 1+ Highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

Duff 1            Very high certainty of timely payment.  Liquidity  factors are
                  excellent  and  supported  by  good   fundamental   protection
                  factors. Risk factors are minor.

Duff 1- High certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

                  Good Grade

Duff 2 Good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

                  Satisfactory Grade

Duff 3 Satisfactory liquidity and other protection factors qualify issues as to investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

                  Non-Investment Grade

Duff 4 Speculative investment characteristics. Liquidity is not sufficient to insure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

         Default

         Issuer failed to meet scheduled principal and/or interest payments.

                           Ratings of Municipal Notes

Moody's Investors Service, Inc.

         A brief description of the applicable Moody's Investors Service, Inc. rating symbols for municipal notes and their meanings is as follows:

         MIG-1 - This is the highest rating assigned by Moody's to municipal notes and designates noted judged to be of the best quality.

         MIG-2 - This rating designates notes of a high quality by all standards. However, the margins of protection, although ample, are not as large as in the preceding group.

         MIG-3 - This rating designates notes which are of a favorable quality, with all security elements accounted for. However, such notes are lacking the undeniable strength of notes in the preceding two groups. Market access for refinancing, in particular, is likely to be less well established.

                               Short-Term Ratings

Fitch

         Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

         Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                      F-1+

         Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-2

         Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.

                           Short-Term Municipal Loans

         Moody's highest rating for short-term municipal loans is MIG-1/VMIG-1. Moody's states that short-term municipal securities rated MIG-1/VMIG-1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the MIG-2/VMIG-2 designation are of high quality, with margins of protection ample although not so large as in the MIG-1/VMIG-1 group.

         S&P's highest rating for short-term municipal loans is SP-1. S&P states that short-term municipal securities bearing the SP-1 designation have very strong or strong capacity to pay principal and interest. Those issues rated SP-1 which are determined to possess overwhelming safety characteristics will be given a plus (+) designation. Issues rated SP-2 have satisfactory capacity to pay principal and interest.

                 Other Municipal Securities and Commercial Paper

         "Prime-1" is the highest rating assigned by Moody's for other short-term municipal securities and commercial paper, and "A- 1+" and "A-1" are the two highest ratings for commercial paper assigned by S&P (S&P does not rate short-term tax-free obligations). Moody's uses the numbers 1, 2 and 3 to denote relative strength within its highest classification of "Prime", while S&P uses the number 1+, 1, 2 and 3 to denote relative strength within its highest classification of "A". Issuers rated "Prime" by Moody's have the following characteristics: their short-term debt obligations carry the smallest degree of investment risk, margins of support for current indebtedness are large or stable with cash flow and asset protection well assured, current liquidity provides ample coverage of near-term liabilities and unused alternative financing arrangements are generally available. While protective elements may change over the intermediate or longer term, such changes are most unlikely to impair the fundamentally strong position of short-term obligations. Commercial paper issuers rated "A" by S&P have the following characteristics: liquidity ratios are better than industry average, long-term debt rating is A or better, the issuer has access to at least two additional channels of borrowing, and basic earnings and cash flow are in an upward trend. Typically, the issuer is a strong company in a well-established industry and has superior management.

                              FOR MORE INFORMATION

FOR INVESTORS WHO WANT MORE INFORMATION ON THE FUND, THE FOLLOWING DOCUMENTS ARE AVAILABLE FREE UPON REQUEST:

Annual/Semi-Annual Reports: contain performance data and information on portfolio holdings for the Fund's most recently completed fiscal year or half year and, on an annual basis, a statement from portfolio management and the auditor's report.

Statement of Additional  Information (SAI):  contains more detailed  information
about  the  Fund's  policies,   investment  restrictions,   risks  and  business
structure. This prospectus incorporates the SAI by reference.

Copies of these documents and answers to questions about the Fund may be obtained without charge by contacting:

                              NEW YORK MUNI FUND(R)
                                 67 Wall Street
                                New York NY 10005
                                 1-800-___-____

Information about the Fund (including the SAI) can be viewed and copied at the Public Reference Room of the Securities and Exchange Commission (the "SEC") in Washington, D.C. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Room of the SEC, Washington, D.C. 20549-6009. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800- SEC-0330. Reports and other information about the Fund may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

================================================================================
              FOR MORE INFORMATION ON OPENING A NEW ACCOUNT, MAKING
             CHANGES TO EXISTING ACCOUNTS, PURCHASING, EXCHANGING OR
           REDEEMING SHARES, OR OTHER INVESTOR SERVICES, PLEASE CALL:

                                1-800-(___-____)
                              Monday through Friday
                          8:30 a.m. to 5:00 p.m. (EST)
================================================================================





           The Fund's Investment Company Act File number is 811-3032.

                       STATEMENT OF ADDITIONAL INFORMATION

                               NEW YORK MUNI FUND
                       a series of Fundamental Funds, Inc.


         This Statement of Additional Information provides certain detailed information concerning the Fund. It is not a Prospectus and should be read in conjunction with the Fund's current Prospectus, a copy of which may be obtained by writing to The Fund at (________________), or by calling (800) (_________).
Shareholder inquiries may also be placed through this number.


                       THIS STATEMENT IS DATED APRIL 30, 1999
            AND SUPPLEMENTS THE FUND'S PROSPECTUS OF THE SAME DATE.

                                                 TABLE OF CONTENTS


                                                                            Page
                                                                            ----
FUND HISTORY ................................................................

INVESTMENT OBJECTIVE AND POLICIES ...........................................

INVESTMENT LIMITATIONS ......................................................

MANAGEMENT OF THE FUND ......................................................

OWNERSHIP OF SECURITIES .....................................................

INVESTMENT MANAGEMENT AND OTHER SERVICES ....................................

DISTRIBUTION PLAN ...........................................................

PORTFOLIO TRANSACTIONS.......................................................

TAXES........................................................................

DESCRIPTION OF SHARES........................................................

CERTAIN LIABILITIES..........................................................

PURCHASE OF SHARES ..........................................................

PRICING OF SHARES ...........................................................

CALCULATION OF YIELD.........................................................

FINANCIAL STATEMENTS.........................................................

APPENDIX.....................................................................A-1

                                  FUND HISTORY

         Fundamental Funds, Inc. (the "Company") was incorporated under the laws of the State of New York on January 30, 1980, and was reorganized as a Maryland corporation on December 31, 1990. The Company has one series, the New York Muni Fund (the "Fund") and is an open-end, non-diversified management investment company. On April 24, 1996, the Company changed its name from New York Muni Fund, Inc. to its current name Fundamental Funds, Inc.

                      INVESTMENT POLICIES AND RESTRICTIONS

         The investment restrictions described below have been adopted by the Fund as fundamental policies which cannot be changed without approval of a majority of the outstanding shares of the Fund. The "majority of outstanding shares" means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such meeting or (2) more than 50% of the Fund's outstanding shares.

         1. The Fund will not issue any senior  security (as defined in the 1940
Act), except that (a) the Fund may enter into commitments to purchase securities in accordance with the Fund's investment program, including reverse repurchase agreements, delayed delivery and
when-issued  securities,   which  may  be  considered  the  issuance  of  senior
securities; (b) the Fund may engage in transactions that may result in the issuance of a senior security to the extent permitted under applicable regulations, interpretations of the 1940 Act or an exemptive order; (c) the Fund may engage in short sales of securities to the extent permitted in its investment program and other restrictions; (d) the purchase or sale of futures contracts and related options shall not be considered to involve the issuance of senior securities; and (e) subject to fundamental restrictions, the Fund may borrow money as authorized by the 1940 Act.

         2. The Fund will not underwrite any issue of securities, except to the extent that the purchase of municipal obligations directly from the issuer, in accordance with the Fund's investment objective, policies and restrictions, may be deemed to be an underwriting.

         3. The Fund will not purchase or sell real estate. This restriction shall not prevent the Fund from investing in municipal obligations secured by real estate or interests therein.

         4. The Fund will not invest in commodity contracts, except that the Fund may, to the extent appropriate under its investment program, purchase securities of companies engaged in whole or in part in such activities, may enter into transactions in financial and index futures contracts and related options and may engage in transactions on a when-issued or forward commitment basis.

         5. The Fund will not invest in oil, gas or thermal mineral exploration, or development programs.

         6. The Fund will not make loans, except that, to the extent appropriate under its investment program, the Fund may (a) purchase debt instruments, including bonds, debentures, notes and municipal commercial paper; (b) enter into repurchase transactions; and (c) lend portfolio securities provided that the value of such loaned securities does not exceed one-third of the Fund's total assets.

         7. The Fund may borrow money from banks (including its custodian bank) or from other lenders to the extent permitted under applicable law, for temporary or emergency purposes, to meet redemptions or for purposes of leveraging, but only if, immediately after such borrowing, the value of the Fund's assets, including the amount borrowed, less its liabilities, is equal to at least 300% of the amount borrowed, plus all outstanding borrowings. If at any time the value of the Fund's assets fails to meet the 300% asset coverage requirement, the Fund will, within three days (not including Sundays and holidays), reduce its borrowings to the extent necessary to meet the 300% test. The Fund may enter into certain futures contracts and options related thereto and the Fund may enter into commitments to purchase securities in accordance with the Fund's investment program, including delayed delivery and when-issued securities and reverse repurchase agreements.

         8. The Fund will not invest 25% or more of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to municipal obligations other than those municipal obligations backed only by the assets and revenues of non-governmental users, nor shall it apply to municipal obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         In addition to the foregoing, the Fund is subject to the following non-fundamental restrictions:

         1. The Fund will not purchase a qualified private activity bond if as a result of such purchase more than 20% of the Fund's total assets, determined at market value at the time of the proposed investment, would be invested in qualified private activity bonds.

         2. The Fund may purchase and sell futures contracts and related options under the following conditions: (a) the then- current aggregate futures market prices of financial instruments required to be delivered and purchased under open futures contracts shall not exceed 20% of the fund's total assets, at market value; and (b) no more than 5% of the assets, at market value at the time of entering into a contract, shall be committed to margin deposits in relation to futures contracts.

         3. The Fund will not invest more than 15% of its net assets in illiquid investments, including repurchase agreements maturing in more than seven days, securities that are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

         4. The Fund will not make short sales of securities, other than short sales "against the box", or purchase securities on margin except for short-term credits necessary for clearance of portfolio transactions, provided that this restriction will not be applied to limit the use of options, futures contracts and related options, in the manner otherwise permitted by the investment restrictions, policies and investment program of the Fund.

         Since the Fund may invest in qualified private activity bonds, its shares may not be an appropriate investment for "substantial users" of facilities financed by industrial development bonds (as defined in Treasury regulation section 1.103- 11), or "related persons" to such users (within the meaning of section 147(a)of the Internal Revenue Code of 1986, as amended (the "Code")).

         The Fund, together with any of its "affiliated persons" (as described in the 1940 Act), may only purchase up to 3% of the total outstanding securities of any underlying investment company. Accordingly, when the Fund or such "affiliated persons" hold shares of any of the underlying investment companies, the Fund's ability to invest fully in shares of those investment companies is restricted, and the Fund must then, in some instances, select alternative investments that would not have been its first preference.

         The 1940 Act also provides that an underlying investment company whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund and its affiliates only in an amount up to 1% of the underlying investment company's outstanding securities during any period of less than 30 days. Shares held by the Fund and its affiliates in excess of 1% of an underlying investment company's outstanding securities therefore will be considered not readily marketable securities, which together with other such illiquid securities may not exceed 15% of the Fund's net assets.

         In certain circumstances, an underlying investment company may determine to make payment of a redemption by the Fund wholly or partly by a distribution in kind of securities from its portfolio, in lieu of cash, in conformity with rules of the Securities and Exchange Commission. In such cases, the Fund may hold securities distributed by an underlying investment company until it determines that it is appropriate to dispose of such securities.

         There can be no assurance that funds for investing in municipal obligations will be available for investment. The Fund does not intend to invest in such funds unless it is likely that the potential benefits of such investment justify the payment of any applicable premium or sales charge.

         Where relevant in this Statement of Additional Information, the term "issuer" is defined as the entity which has either actually issued the security or which is ultimately responsible for payment of the obligation. For purposes of diversification of the Fund's investments, separate issues by the same issuer will be considered as distinct or diverse investments provided that such issues differ either with respect to collateral (i.e., the pledge of specific revenue or taxes standing as security for the payment of the obligation) or guarantor of ultimate payment.


            ADDITIONAL INFORMATION RELATING TO MUNICIPAL OBLIGATIONS

Municipal Bonds

         Municipal bonds are long-term debt obligations, generally with a maturity at the time of issuance of greater than three years, of states and their political subdivisions issued to obtain funds for various public purposes, including construction of a wide range of public facilities, such as airports, bridges, highways, housing, hospital, mass transportation, schools, streets and water and sewer works. Other purposes for which municipal bonds may be issued include refunding outstanding obligations; obtaining funds for general operating expenses; or obtaining funds to lend to public or private institutions for construction of such facilities as educational, hospital and housing facilities. In addition, certain types of bonds may be issued by public authorities to finance privately operated housing facilities, sports facilities, convention or trade show facilities, and certain local facilities for water supply, gas, electricity, or sewage or solid waste disposal. Other types of qualified private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal bonds, although current Federal tax laws place substantial limitations on the size of such issues.

         The two principal classifications of municipal bonds are general obligation and revenue bonds. General obligation bonds are secured by the issuer's pledge of faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from only revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue sources such as from the user of the facility being financed. Qualified private activity bonds are, in most cases, revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. The payment of the principal and interest on such bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment.

Municipal Notes

         Municipal notes are short-term obligations, generally with a maturity at the time of issuance of six months to three years. The principal types of municipal notes include tax anticipation notes, bond anticipation notes, revenue anticipation notes, and project notes. Tax anticipation notes are sold to provide working capital to states and municipalities in anticipation of collection of taxes. Bond anticipation notes are issued to provide funds temporarily in anticipation of a bond sale. Revenue anticipation notes are sold in expectation of receipt of other revenues, such as funds under the Federal Revenue Sharing Program. Project notes are issued by local agencies in connection with such programs as construction of low-income housing in order to provide construction financing prior to permanent financing. Project notes are guaranteed by the U.S. Department of Housing and Urban Development and consequently are secured by the full faith and credit of the United States.

Variable Rate Instruments

         Municipal bonds and notes are sometimes issued with a variable interest rate ("variable rate instruments"). The interest rate on variable rate instruments is usually tied to an objective standard, such as the 90-day Treasury Bill rate or the prime rate of a bank involved in the financing. Prime rates can change daily; the auction for 90-day Treasury Bill rates is held weekly. In addition to having a variable interest rate, any such instruments are subject to repayment of principal on demand by the Fund, usually in not more than five business days. Both the variable rate feature and the principal repayment on demand feature tend to reduce fluctuations in the price of variable rate instruments; these instruments are generally of interest and sold to institutional investors. Also available are participation interests in loans to municipal issuers, which are similar except that these loan participations are made available through a commercial bank that arranges the tax-exempt loan. Participation interests are frequently backed by an irrevocable bank letter of credit or a guarantee by a financial institution and give the Fund the right to demand, on short notice (usually not more than seven days), payment of all or any part of the principal amount and accrued interest. The Board of Directors will determine that the participation interest in the municipal securities meets the Fund's prescribed quality standards. The Fund's management has been instructed by the Board of Directors to monitor the pricing, quality and liquidity of any variable rate demand instruments held, including participation interests supported by letters of credit or guarantee, on the basis of published financial information and reports of the rating agencies and other analytical sources. The Fund's management will also monitor the creditworthiness of the guarantor. Banks retain fees for their role in an amount equal to the excess of the interest paid on the municipal securities over the negotiated yield at which the participation interests were purchased. In the event that the participation interest that the Fund acquires includes the right to demand payment of principal and accrued interest from the issuer of the participation interest pursuant to a letter of credit or other commitment, the maturity will be deemed to be equal to the time remaining until the principal amount can be recovered from the issuer through demand, although the stated maturity may be in excess of one year. To the extent that variable rate instruments and loan participations may lack liquidity (unless payable on demand or within seven days), they are subject to the restriction on illiquid securities, described herein under the caption "Investment Objective, Policies and Restrictions".

Other Information

         A portion of the Fund's assets may be invested in qualified hospital bonds. Such bonds are rated on the basis of feasibility studies that project occupancy levels, revenues and expenses. The gross receipts and income of hospitals are affected by many future events and conditions (including among other things, demand for hospital services, the ability of the hospital to provide such services, competition, actions by insurers and governmental agencies, the cost and possible unavailability of malpractice insurance, and the funding of medicare and medicaid programs), whose effects are often difficult to predict. Changes or future developments in all of the foregoing areas may have an adverse effect on the price or marketability of such bonds.

         A part of the Fund's assets may be invested in obligations of state and local housing authorities. Such obligations are not part of the general obligations of the state or the municipality in question. To a large extent, such obligations are generally supported by Federal housing subsidy programs. Any weakness in such programs or their administration, or the failure by a state or local housing authority to meet the qualifications required for coverage under such programs, may result in a decrease or the elimination of such Federal subsidies and could adversely affect payment of principal and interest on housing authority bonds. These factors as well as general economic factors affecting housing in general could cause a decrease in the value or marketability of such bonds.

         A portion of the Fund's assets may be invested in municipal obligations that are moral obligation bonds issued by agencies and authorities of the State of New York (i.e., issued pursuant to the municipality's good faith and credit to pay principal and interest). Under the statutes applicable to such bonds, the State may be called on to restore any deficits in capital reserve funds of such agencies or authorities created with respect to the bonds. Any such restoration requires appropriation by the state legislature for such purposes, and accordingly, the statutes do not constitute legally enforceable obligations or debt of the State. The agencies or authorities in question have no taxing power, and on a default by such agencies or authorities, there are no guarantees that payments of principal and interest will be met.


            ADDITIONAL INFORMATION RELATING TO LOWER RATED SECURITIES

         The lower quality securities in which the Fund may invest (i.e., those rated lower than Baa by Moody's or BBB by S&P, Fitch or Duff or determined by Fund management to be a comparable quality if unrated) generally produce a higher current yield than do securities of higher ratings. However, these obligations are considered speculative because they involve greater price volatility and risk than do higher rated securities and the yields on these securities will tend to fluctuate over time. Although the market value of all fixed-income securities varies as a result of changes in prevailing interest rates (e.g., when interest rates rise, the market value of fixed-income securities can be expected to decline), values of lower rated securities tend to react differently than the values of higher rated securities. The prices of lower rated securities are less sensitive to changes in interest rates than higher rated securities. Conversely, lower rated securities also involve a greater risk of default by the issuer in the payment of principal and income and are more sensitive to economic downturns and recessions than higher rated securities. The financial stress resulting from an economic downturn could have a greater negative effect on the ability of issuers of lower rated securities to service their principal and interest payments, to meet projected business goals and to obtain additional financing than on more creditworthy issuers. In the event of an issuer's default in payment of principal or interest on such securities, or any other securities in the Fund's portfolio, the net asset value of the Fund will be negatively affected. Moreover, as the market for lower rated securities is a relatively new one which has not yet been tested through a recession, a severe economic downturn might increase the number of defaults, thereby adversely affecting the value of all outstanding lower rated municipal bonds and disrupting the market for such securities. Securities purchased by the Fund as part of an initial underwriting present an additional risk due to their lack of market history. These risks are exacerbated with respect to securities rated CCC or lower by S&P, Fitch or Duff or Caa or lower by Moody's. Unrated securities generally carry the same risks as do lower rated securities.

         The Fund may invest in lower rated securities that are structured as zero coupon or pay-in-kind bonds. Such securities may be more speculative and subject to greater fluctuation in value due to changes in interest rates than lower rated, income-bearing securities. In addition, zero coupon and pay-in-kind securities are also subject to the risk that in the event of a default, a fund may realize no return on its investment, because these securities do not pay cash interest. Zero coupon, or deferred interest, securities are debt obligations that do not entitle the holder to any periodic payment of interest prior to maturity or a specified date when the securities begin paying current interest (the "cash payment date") and therefore are issued and traded at a discount from their face amounts or par value. Pay-in-kind securities are securities that pay interest through the issuance of additional securities. Holders of zero coupon securities are considered to receive each year the portion of the original issue discount on such securities that accrues that year and must include such amount in gross income, even though the holders receive no cash payments during the year. Consequently, as a fund is accruing original issue discount on these securities prior to the receipt of cash payment, it is still subject to the requirement that it distribute substantially all of its income to its shareholders in order to qualify as a "regulated investment company" under applicable tax law. Therefore, such fund may have to dispose of its portfolio securities under disadvantageous circumstances or leverage itself by borrowing to generate the cash necessary to satisfy its distribution requirements.

         Lower rated securities are typically traded among a smaller number of broker-dealers rather than in a broad secondary market. Purchasers of lower rated securities tend to be institutions, rather than individuals, a factor that further limits the secondary market. To the extent that no established retail secondary market exists, many lower rated securities may not be as liquid as Treasury and investment grade securities. The ability of the Fund to sell lower rated securities will be adversely affected to the extent that such securities are thinly traded or illiquid. Moreover, the ability of the Fund to value lower rated securities becomes more difficult, and judgment plays a greater role in valuation, as there is less reliable, objective data available with respect to such securities that are thinly traded or illiquid.

         Because investors may perceive that there are greater risks associated with the medium to lower rated securities of the type in which the Fund may invest, the yields and prices of such securities may tend to fluctuate more than those for securities with a higher rating. Changes in perception of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner in the lower quality segments of the fixed-income securities market than do changes in higher quality segments of such market, resulting in greater yield and price volatility.

         The general legislative environment has included discussions and legislative proposals relating to the tax treatment of high-yield securities. Any or a combination of such proposals, if enacted into law, could negatively affect the value of the high-yield securities in the Fund's portfolio. The likelihood of any such legislation is uncertain.

         Fund management believes that the risks of investing in such high-yielding securities may be minimized through careful analysis of prospective issuers. Although the opinion or ratings services such as Moody's, S&P, Fitch and Duff is considered in selecting portfolio securities, they relate to credit risk and evaluate the safety of the principal and the interest payments of the security, not their market value risk. Additionally, credit rating agencies may experience slight delays in updating ratings to reflect current events. The Fund relies, primarily, on its own credit analysis, which includes a study of the existing debt, capital structure, ability to service debts and to pay dividends, and the current trend of earnings for any issuer under consideration for the Fund's investment portfolio. This may suggest, however, that the achievement of the Fund's investment objective is more dependent on its proprietary credit analysis, than is otherwise the case for a fund that invests in higher quality securities.

Temporary Defensive Investments

         The Fund may invest in the following temporary defensive investments:

U.S. Government Obligations. U.S. Government Obligations are obligations issued or guaranteed by the U.S. Government, its agencies, and instrumentalities. Obligations of certain agencies and instrumentalities of the U.S. Government are supported by the full faith and credit of the U.S. Treasury; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others are supported only by the credit of the agency or instrumentality. No assurance can be given that the U.S. Government will provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law.

Short-Term Obligations. These include high quality, short-term obligations such as domestic and foreign commercial paper (including variable-amount master demand notes), bankers' acceptances, certificates of deposit and demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements.

[Portfolio Turnover]


                             MANAGEMENT OF THE FUND

Directors and Officers

         The business of the Company is managed under the direction of the Board of Directors. Specifically, the Board of Directors is responsible for oversight of the Fund by reviewing and approving necessary agreements with the Fund's service providers, and mandating policies for the Fund's operations.

         Directors and officers of the Fund, together with information as to their principal business occupations during the last five years, are shown below. Each director who is considered to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by as asterisk (*). The Board Members listed below were elected by the Fund's shareholders at a Special Meeting held on March __, 1999.

================================================================================================================
                                              Position(s) Held               Principal Occupation(s) During
Name, Address, and Age                        with Fund                      Past Five Years
----------------------------------------------------------------------------------------------------------------
William J. Armstrong                          Director                       Vice President and Treasurer,
[Address]                                                                    Ingersoll-Rand Company (5/86 -
                                                                             Present); Trustee, Chase  Vista
Age:  56                                                                     Funds.
----------------------------------------------------------------------------------------------------------------
L. Greg Ferrone                               Director                       Senior Manager, ARC Partners
83 Ronald Court                                                              (10/97 - Present); Consultant,
Ramsey, New Jersey 07446                                                     IntraNet, Inc. (4/90 - 10/97);
Age:  47                                                                     Sales & Marketing Director,
                                                                             RAV Communications (4/85 - 4/90);
                                                                             Vice President/Regional Manager,
                                                                             National Westminster Bank
                                                                             USA (3/78 - 4/85).
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Stephen C. Leslie*                            President                      Chairman and CEO,
67 Wall Street                                                               Cornerstone Equity Advisors,
New York, New York 10005                                                     Inc. (6/97 - Present); Partner,
Age:  45                                                                     Wall Street Capital Group (3/97
                                                                             - 6/97); Partner, Wall Street
                                                                             Investment Corp. (11/95 -
                                                                             3/97); Partner, Tucker Anthony
                                                                             Securities (8/95 - 10/95); Senior
                                                                             Vice President, Pryor
                                                                             McClendon Counts & Co. (5/94
                                                                             - 8/95); Senior Vice President,
                                                                             Siebert Capital Markets (6/93 -
                                                                             5/94).
----------------------------------------------------------------------------------------------------------------
G. John Fulvio*                               Treasurer/Chief                Treasurer, Cornerstone Equity
67 Wall Street                                Financial Officer              Advisors, Inc. (4/97 - Present);
New York, New York 10005                                                     Partner, Speer & Fulvio (3/87 -
Age:                                                                         4/97).

----------------------------------------------------------------------------------------------------------------
Leroy E. Rodman                               Director                       Counsel, Morrison, Cohen,
[Address]                                                                    Singer & Weinstein, LLP
                                                                             (1996 - Present); Senior Partner,
Age:  85                                                                     Teitelbaum, Hiller, Rodman,
                                                                             Paden & Hibsher, P.C. (1990 -
                                                                             1996).

----------------------------------------------------------------------------------------------------------------
Dr. Yvonne Scruggs-Leftwich                   Director                       Executive Director and Chief
[Address]                                                                    Operating Officer, Black
                                                                             Leadership Forum, Inc.;
Age: 65                                                                      Director, Joint Center For
                                                                             Political and Economic Studies
                                                                             (1991 - Present).
================================================================================================================

         Mr. Leslie is the chief portfolio manager and Mr. Fulvio the Treasurer of the Fund's adviser, Cornerstone Equity Advisors, Inc. All of the Directors of the Fund are also Trustees of The California Muni Fund and Fundamental Fixed-Income Fund.

         For services and attendance at board meetings and meetings of committees which are common to the Fund, Fundamental Fixed-Income Fund and The California Muni Fund (other affiliated mutual funds for which the Fund's investment manager acts as the investment adviser), each Director of the Fund who is not affiliated with the Fund's investment manager is compensated at the rate of $6,500 per quarter prorated among the three funds based on their respective net assets at the end of each quarter. Each such Director is also reimbursed by the three funds, on the same basis, for actual out-of-pocket expenses relating to his attendance at meetings. Some Directors received additional compensation at a rate of $125 per hour for services related to servicing on the Portfolio Review Committee. As of the date of this Statement of Additional Information, Directors and officers of the Fund as a group owned beneficially less than 1% of the Fund's outstanding shares.


                                                COMPENSATION TABLE

                                      (for each current Board Member for the
                                       most recently completed fiscal year)

================================================================================================================================
                                                          Pension or                                            Total
                                                          Retirement                                         Compensation
                                 Aggregate             Benefits Accrued          Estimated Annual           From Fund and
Name of Person*,               Compensation             as Part of Fund            Benefits Upon             Fund Complex
Position                         From Fund                 Expenses                 Retirement            Paid to Directors
--------------------------------------------------------------------------------------------------------------------------------
L. Greg Ferrone,                  $12,401                     N/A                       N/A                    $19,500
Director
================================================================================================================================

* Mr. Ferrone is the only current Board Member who served in that capacity during the fiscal year ended 1998.

Portfolio Review Committee

         Pursuant to the terms of an assurance of discontinuance (the "assurance") entered into with the Department of Law of the State of New York, the Fund has established and will maintain for a period of at least five years from April 15, 1994, a Portfolio Review Committee of its Board of Directors, consisting of no fewer than three independent directors. Mr. Ferrone, the sole remaining Independent Director currently serves on the Portfolio Review Committee.

         The Portfolio Review Committee oversees the Fund's (i) investment performance and strategies; (ii) the adequacy of internal controls and procedures applicable to portfolio personnel and activity; (iii) the amendment, as they may deem necessary in the exercise of their duties, of the Fund's Prospectus; and (iv) compliance with investment policies stated in the Fund's Prospectus, with such other policies as the Board of Directors may from time to time establish, and with all applicable laws, rules and regulations. The Portfolio Review Committee also reviews all annual and semi-annual reports prior to their dissemination to shareholders. The Portfolio Review Committee is required to keep a record of its meetings and has the authority to retain such expert (legal, financial or accounting) assistance as the Committee in its sole discretion deems necessary in the exercise of their duties.

                             OWNERSHIP OF SECURITIES

         As of __________ except as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of the Fund. As of that date, the officers and Board Members of the Fund beneficially owned less than 1% of the shares of the Fund.


                    INVESTMENT MANAGEMENT AND OTHER SERVICES

Advisory Services

         The Fund is currently managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's Chairman and Chief Executive Officer is Mr. Stephen C. Leslie, who is also President of the Fund. Mr. Leslie is one of two individuals who may be considered a "control person" of Cornerstone. Cornerstone's Treasurer, Mr. G. John Fulvio, is the Treasurer and Chief Financial Officer of the Fund. Mr. Fulvio is not considered a "control person" of Cornerstone.

         Cornerstone receives an advisory fee equal to the following percentages of the Fund's average daily net asset value:

                          Average Daily Net Asset Value                                    Annual Fee Payable
                          -----------------------------                                    ------------------
Net asset value to $100,000,000                                                                   .50%
Net asset value of $100,000,000 or more but less than $200,000,000                                .48%
Net asset value of $200,000,000 or more but less than $300,000,000                                .46%
Net asset value of $300,000,000 or more but less than $400,000,000                                .44%
Net asset value of $400,000,000 or more but less than $500,000,000                                .42%
Net asset value of $500,000,000 or more                                                           .40%

         The fee levels noted above are identical to those received by the Fund's previous advisers, Tocqueville Asset Management, L.P. ("Tocqueville"), and Fundamental Portfolio Advisors, Inc. ("FPA").

         From September 29, 1998 to December 31, 1998 Cornerstone received an aggregate advisory fee of $____________. From June 1, 1998 to September 28, 1998 Tocqueville, as an interim adviser, received an aggregate advisory fee of $____________. From January 1, 1998 to May 30, 1998 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1997 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1996 FPA received an aggregate advisory fee of $787,962.

         [CREDITS FOR THE ADVISORY FEE STATED SEPARATELY]. The investment management agreement with FPA provided an expense limitation of 1.50% of the

Fund's average daily net assets. The agreement with Cornerstone also contains such limitations, while the interim agreement with Tocqueville did not provide such limitations.

Administrator, Transfer Agent, and Accounting Agent

         Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53201-0701 currently acts as Administrator, Transfer Agent, and Accounting Agent of the Fund.

           [Description of Services and aggregate compensation for the administration services.]

Custodian and Independent Public Accountant

         Firstar Bank Milwaukee, N.A. (the "Bank"), 615 East Michigan Street, Milwaukee, WI 53201-0701, acts as Custodian of the Fund's cash and securities.

         ______________, acts as independent certified public accountants for the Fund, performing an annual audit of the Fund's financial statements and preparing its tax returns.

                                DISTRIBUTION PLAN

         The Board of Directors and shareholders of the Fund have approved a plan of distribution under Rule 12b-1 of the 1940 Act (the "Plan"). Pursuant to the Plan, the Fund may pay certain promotional and advertising expenses and may compensate certain registered securities dealers and financial institutions for services provided in connection with the processing of orders for purchase or redemption of the shares of the Fund and furnishing other shareholder services. Payments by the Fund shall not in the aggregate in any fiscal year of the Fund exceed 1/2 of 1% of daily net assets of the Fund. The Fund may enter into shareholder processing and service agreements (the "Shareholder Service Agreements") with any securities dealer who is registered under the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers, Inc., and with banks and other financial institutions, who may wish to establish accounts or sub-accounts on behalf of their customers ("Shareholder Service Agents"). For processing investor purchase and redemption orders, responding to inquiries from Fund shareholders concerning the status of their accounts and operations of the Fund and communicating with the Fund, the Fund may pay each such Shareholder Service Agent to cover expenditures for advertising, sales literature and other promotional materials on behalf of the Fund.

         The fees payable to Shareholder Service Agents under Shareholder Service Agreements will be negotiated by the Fund's management. The Fund's management will report quarterly to the Board of Directors on the rate to be paid under each such agreement and the amounts paid or payable under such agreements. It will be based upon the management's analysis of (1) the contribution that the Shareholder Service Agent makes to the Fund by increasing Fund assets and reducing expense ratios; (2) the nature, quality and scope of services being provided by the Shareholder Service Agent; (3) the cost to the Fund if shareholder services were provided directly by the Fund or other authorized persons; (4) the costs incurred by the Shareholder Servicing Agent in connection with providing services to shareholders; and (5) the need to respond to competitive offers of others which could result in assets being withdrawn from the Fund and an increase in the expense ratio for the Fund.

         No interested persons of the Fund had a direct or indirect financial interest in the operation or plan or related agreements. The Board of Directors of the Fund, including a majority of the "disinterested" Directors who have no direct or indirect financial interest in the operation of the Plan or any agreements relating thereto, authorized the Fund to enter into an agreement with (____________________), under the Plan. The agreement provides that the Fund may pay the usual and customary agency's commission to (______________) for producing and placing Fund advertising in newspapers, magazines or other periodicals, on radio or television, or in direct marketing campaigns. In addition to the foregoing, the Fund may pay (_______________) for marketing research and promotional services specifically relating to the distribution of Fund shares, including office space, facilities and equipment, salaries, training and administrative expenses, computer systems and software, communications, supplies, photocopying and similar types of expenses.

         The Plan will continue in effect from year to year if specifically approved at least annually by the Board of Directors and the affirmative vote of a majority of the Directors who are not parties to any Shareholder Service Agreement or "interested persons" of any such party by votes cast in person at a meeting called for such purpose. In approving the Plan, the Directors determined, in the exercise of their business judgment and in light of their fiduciary duties as Directors of the Fund, that there was a reasonable likelihood that the Plan would benefit the Fund and its shareholders. The Plan may only be renewed if the Directors make a similar determination for each subsequent year. The Plan may not be amended to increase the maximum amount of payments by the Fund to its Shareholder Service Agents without shareholder approval, and all material amendments to the provisions of the Plan must be approved by a vote of the Board of Directors and of the Directors who have no direct or indirect interest in the Plan, cast in person at a meeting called for the purpose of such vote.

         The Plan provides that the Fund's management shall provide, and that the independent Directors shall review, quarterly reports setting forth the amounts expended pursuant to the Plan and the purpose for which the amounts were expended. It further provides that while the Plan is in effect, the selection and nomination of those Directors of the Fund who are not "interested persons" of the Fund is committed to the discretion of the independent Directors.

         During the year ended December 31, 1998, the Fund paid $(_______) for expenses incurred pursuant to the Plan, which amount was spent in the distribution of the Fund's shares, including expenses for: advertising -- $(______); printing and mailing of Prospectuses to other than current shareholders -- $(______); and sales, and shareholder servicing support services and other distribution services, -- $(______). Of the amount paid by the Fund during last year, $(_______) was paid to (______________) for expenses incurred and services rendered by it pursuant to the Plan.

                              CALCULATION OF YIELD

         The Fund's yield quotations and average annual total return quotations as they may appear in the Prospectus, this Statement of Additional Information or in advertising and sales material, are calculated by standard methods prescribed by the Securities and Exchange Commission.

         The Fund's yield is computed by dividing the Fund's net investment income per share during a base period of 30 days, or one month, by the net asset value per share of the Fund on the last day of such base period in accordance with the following formula:


                           Yield = 2[( a-b +1)6  -1]
                                       ---
                                            cd

Where:   a =   dividends and interest earned during the period

         b =   expenses accrued for the period (net of reimbursements)
         c =   the average daily number of shares  outstanding during the period that were entitled to receive dividends.

         d = the maximum offering price per share on the last day of the period.

For purposes of calculating interest earned on debt obligations as provided in item "a" above:

         1. The yield to maturity of each obligation held by the Fund is computed based on the market value of the obligation (including actual accrued interest, if any) at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest, if any).

         2. The yield to maturity of each obligation is then divided by 360 and the resulting quotient is multiplied by the market value of the obligation (including actual accrued interest, if any) to determine the interest income on the obligation for each day of the subsequent month that the obligation is in the portfolio. For these purposes, it is assumed that each month has 30 days.

         3. Interest earned on all debt obligations during the 30-day or one-month period is then totaled.

         4. The maturity of an obligation with a call provision(s) is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date.

         5. In the case of a tax-exempt obligation issued without original issue discount and having a current market discount, the coupon rate of interest of the obligation is used in lieu of yield to maturity to determine interest income earned on the obligation.

In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation exceeds the then remaining portion of original issue discount (i.e. market discount), the yield to maturity used to determine interest income earned on the obligation is the imputed rate based on the original issue discount calculation. In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation is less than the then remaining portion of the original issue discount (market premium), the yield to maturity used to determine interest income earned on the obligation is based on the market value of the obligation.

         With respect to the treatment of discount and premium on mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("pay downs"), the Fund accounts for gain or loss attributable to actual monthly pay downs as an increase or decrease to interest income during the period. In addition, the Fund may elect (1) to amortize the discount or premium on a remaining security, based on the cost of the security, to the weighted average maturity date, if such information is available, or to the remaining term of the security, if the weighted average maturity date is not available, or (2) not to amortize the discount or premium on a remaining security.

         For the purposes of computing yield, dividend income is recognized by accruing 1/360 of the stated dividend rate of each obligation in the Fund's portfolio each day that the obligation is in the portfolio. The Fund does not use equalization accounting in the calculation of yield. Expenses accrued during any base period, if any, pursuant to the Plan are included among the expenses accrued during the base period. Any reimbursement accrued pursuant to the Plan during a base period, if any, will reduce expenses accrued pursuant to such plan, but only to the extent the reimbursement does not exceed the accrued expenses for the base period.

         The Fund's yield for the one-month period ended December 31, 1998 determined in accordance with the above formula was (____)%.

         Average annual total return quotations are computed by finding the average annual compounded rates of return that would cause a hypothetical investment made on the first day of a designated period (assuming all dividends and distributions are reinvested) to equal the ending redeemable value of such hypothetical investment on the last day of the designated period in accordance with the following formula:

                                    P(1 + T)n = ERV

Where:   P =   a hypothetical initial payment of $1000

         T =   average annual total return

         n =   number of years

       ERV = ending redeemable value of a hypothetical $1000 payment made at the end of a designated period (or fractional portion thereof)

For purposes of the above computation, it is assumed that all dividends and distributions made by the Fund are reinvested at net asset value during the designated period. The average annual total return quotation is determined to the nearest 1/100 of 1%. The average annual total return for the year ended December 31, 1998 was - (____)%. For the five-year period ended December 31, 1998, the average annual total return was (___)% and for the ten year period ended December 31, 1998, the average annual total return was (___)%.

         In determining the average annual total return (calculated as provided above), recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account, the account fee used for purposes of the above computation is assumed to be the fee that would be charged to the Fund's mean account size.

         The Fund may also from time to time advertise its taxable equivalent yield. The Fund's taxable equivalent yield is determined by dividing that portion of the Fund's yield (calculated as described above) that is tax-exempt by one minus the stated marginal Federal income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt. The taxable equivalent yield of the Fund for the one-month period ended December 31, 1998 was (___)% for a taxpayer whose income was subject to the then highest combined Federal, New York State and New York City income tax rate of 46.43%.

         The Fund's yield and average annual total return will vary from time to time depending on market conditions, the composition of the Fund's portfolio and operating expenses of the Fund. These factors and possible differences in the methods used in calculating yields and returns should be considered when comparing performance information regarding the Fund to information published for other investment companies and other investment vehicles. Yields and return quotations should also be considered relative to changes in the value of the Fund's shares and the risks associated with the Fund's investment objectives and policies. At any time in the future, yields and return quotations may be higher or lower than past yields or return quotations and there can be no assurance that any historical yield or return quotation will continue in the future.

                               PURCHASE OF SHARES

         You may purchase shares directly from the Fund without a sales charge on any day the New York Stock Exchange is open for business. The public offering price for shares purchased is the net asset value per share of the Fund next determined after a purchase order becomes effective. Orders for the purchase of Fund shares become effective (i) immediately, if received prior to 4:00 P.M. New York time on any business day. All payments (including checks from individual investors) must be in U.S. dollars. If your check does not clear your purchase will be canceled and you could be liable for any losses or fees incurred. Firstar Mutual Fund Services, LLC will charge a $20 fee against a shareholders account for any payment check returned to the Custodian.

         The minimum initial purchase is $1,000 and the minimum subsequent purchase is $100. Subsequent investments are made in the same manner as an initial purchase is made.

         All shares purchased are confirmed to you and credited to your account at the net asset value determined as described herein under the heading "Pricing of Shares."

         Although shares of the Fund may be purchased without a sales charge if you purchase them directly from the Fund, you may be charged a fee for effecting transactions in the Fund's shares through securities dealers, banks, or other financial institutions.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, the Transfer Agent will not monitor the amount of contributions to ensure that they do not exceed the amount allowable for Federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

Methods of Payment

         Payment by Wire: An expeditious method of investing in the Fund is through the transmittal of Federal funds by bank wire to Firstar Bank Milwaukee, N.A. (the "Bank"). Federal funds transmitted by bank wire to the Bank and received by it prior to 4:00 P.M. New York time are priced at the net asset value determined on such day. Federal funds received after 4:00 P.M. New York time will be available on the next business day. Funds other than Federal funds transmitted by bank wire may or may not be converted into Federal funds on the day received by the Bank depending upon the time the funds are received and the bank wiring the funds. We encourage you to make payment by wire in Federal funds. The Fund will not be responsible for delays in the wiring system.

         To purchase shares by wiring funds, instruct a commercial bank to wire your money to:

                  Firstar [Bank Milwaukee, N.A.]

                  777 East Wisconsin Avenue

                  Milwaukee, Wisconsin 53202

                  ABA # 075000022

                  Credit: Firstar [Bank Milwaukee, N.A.]

                  Account # 112952137

                  Further credit: The Fundamental Family of Funds

                  Name of shareholder and account number (if known)

Instructions for new accounts should specify the name, address, and social security number of each person in whose name the shares are to be registered and the name of the Fund. If you are an existing shareholder, you need only furnish your account number and the name of the Fund. Failure to submit required information may delay investment.

         Payment by Mail: Purchase orders for which remittance is to be made by check may be submitted directly by mail to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Checks should be made payable to Fundamental Family of Funds.

         When opening a new account, you must enclose a completed purchase application. If you are an existing shareholder, you should enclose the detachable stub from an account statement you have received or otherwise indicate your account number and the name of the Fund.

         Personal Delivery: For personal delivery instructions, please call the Fund at (800) 322-6864.

         Exchange for Municipal Securities: If you own municipal obligations meeting the criteria for investment by the Fund, you may exchange such securities for shares of the Fund. All such exchanges are discretionary with the Fund. If you desire to make such an exchange, you should contact the Fund prior to delivering any securities in order to establish that the securities are acceptable for exchange, to determine what transaction charges, if any, may be imposed and to obtain delivery instructions for such securities. The value of the securities being exchanged will be determined in the same manner that the value of the Fund's portfolio securities is determined (see "Determination of Net Asset Value"); the specific method of determining the value will be provided to you on request. The Fund reserves the right to refuse any such exchange, even if the securities offered by an investor meet the general investment criteria of the Fund. A capital gain or loss for Federal income tax purposes may be realized by the investor following the exchange. Maturing bonds or detached coupons submitted within five (5) business days of the payment date are credited on the payment date.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fund management acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for Federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.


                                  CAPITAL STOCK

         The Company is authorized to issue 1,000,000,000 shares of common stock, par value $.001 per share, of which 500,000,000 shares are designated "New York Muni Fund Series" and the balance of which are unclassified. All shares of the Fund are entitled to equal participation in dividends and distributions declared by the Fund and in its net assets on liquidation remaining after satisfaction of all outstanding liabilities. The Fund's shares are fully paid and non-assessable when issued and have no preemptive or conversion rights. Holders of common stock are entitled to one vote for each full share and to such fraction of a vote that corresponds to any fractional shares. The Fund will not normally hold annual shareholders' meetings. Shareholders may remove directors from office by a majority of votes entitled to be cast at a meeting of shareholders. Shareholders holding 10% or more of the Fund's outstanding stock may call a special meeting of shareholders.

                                   TAX MATTERS

         The following is only a summary of certain additional federal income tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussions here and in the Prospectus are not intended as substitutes for careful tax planning.

Qualification as a Regulated Investment Company

         The Fund has elected to be taxed as a regulated investment company for federal income tax purposes under Subchapter M of the Code. As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) and at least 90% of its tax-exempt income (net of expenses allocable thereto) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and will therefore count toward satisfaction of the Distribution Requirement.

         If the Fund has a net capital loss (i.e., the excess of capital losses over capital gains) for any year, the amount thereof may be carried forward up to eight years and treated as a short-term capital loss which can be used to offset capital gains in such years. As of December 31, 1997, the Fund has capital loss carryforwards of $24,147,000 expiring through December 31, 2005. Under Code Section 382, if the Fund has an "ownership change," the Fund's use of its capital loss carryforwards in any year following the ownership change will be limited to an amount equal to the net asset value of the Fund immediately prior to the ownership change multiplied by the highest adjusted long-term tax-exempt rate (which is published monthly by the Internal Revenue Service (the "IRS")) in effect for any month in the 3-calendar-month period ending with the calendar month in which the ownership change occurs (the rate for April 1998 is 5.04%). The Fund will use its best efforts to avoid having an ownership change. However, because of circumstances which may be beyond the control of the Fund, there can be no assurance that the Fund will not have, or has not already had, an ownership change. If the Fund has or has had an ownership change, any capital gain net income for any year following the ownership change in excess of the annual limitation on the capital loss carryforwards will have to be distributed by the Fund and will be taxable to shareholders as described under "Fund Distributions" below.

         In addition to satisfying the Distribution Requirement, a regulated investment company must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement").

         In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss. In addition, gain will be recognized as a result of certain constructive sales, including short sales "against the box." However, gain recognized on the disposition of a debt obligation (including municipal obligations) purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation.

         In general, for purposes of determining whether capital gain or loss recognized by the Fund on the disposition of an asset is long-term or short-term, the holding period of the asset may be affected if (1) the asset is used to close a "short sale" (which includes for certain purposes the acquisition of a put option) or is substantially identical to another asset so used, (2) the asset is otherwise held by the Fund as part of a "straddle" (which term generally excludes a situation where the asset is stock and the Fund grants a qualified covered call option (which, among other things, must not be deep-in-the-money) with respect thereto) or (3) the asset is stock and the Fund grants an in-the-money qualified covered call option with respect thereto. In addition, the Fund may be required to defer the recognition of a loss on the disposition of an asset held as part of a straddle to the extent of any unrecognized gain on the offsetting position. Any gain recognized by the Fund on the lapse of, or any gain or loss recognized by the Fund from a closing transaction with respect to, an option written by the Fund will be treated as a short-term capital gain or loss.

         Further, the Code also treats as ordinary income a portion of the capital gain attributable to a transaction where substantially all of the return realized is attributable to the time value of a Fund's net investment in the transaction and: (1) the transaction consists of the acquisition of property by the Fund and a contemporaneous contract to sell substantially identical property in the future; (2) the transaction is a straddle within the meaning of section 1092 of the Code; (3) the transaction is one that was marketed or sold to the Fund on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain; or (4) the transaction is described as a conversion transaction in the Treasury Regulations. The amount of the gain recharacterized generally will not exceed the amount of the interest that would have accrued on the net investment for the relevant period at a yield equal to 120% of the federal long-term, mid-term, or short-term rate, depending upon the type of instrument at issue, reduced by an amount equal to: (1) prior inclusions of ordinary income items from the conversion transaction and (2) the capital interest on acquisition indebtedness under Code section 263(g). Built-in losses will be preserved where the Fund has a built-in loss with respect to property that becomes a part of a conversion transaction. No authority exists that indicates that the converted character of the income will not be passed through to the Fund's shareholders.

         Certain transactions that may be engaged in by the Fund (such as regulated futures contracts, certain foreign currency contracts, and options on stock indexes and futures contracts) will be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last business day of the taxable year, even though a taxpayer's obligations (or rights) under such contracts have not terminated (by delivery, exercise, entering into a closing transaction or otherwise) as of such date. Any gain or loss recognized as a consequence of the year-end deemed disposition of Section 1256 contracts is taken into account for that year together with any other gain or loss that was previously recognized upon the termination of Section 1256 contracts during the year. Any capital gain or loss for the taxable year with respect to Section 1256 contracts (including any capital gain or loss arising as a consequence of the year-end deemed sale of such contracts) is generally treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The Fund, however, may elect not to have this special tax treatment apply to Section 1256 contracts that are part of a "mixed straddle" with other investments of the Fund that are not Section 1256 contracts.

         Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

         In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to each of which the Fund has not invested more than 5% of the value of the its total assets in securities of such issuer and does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses. Generally, an option (call or put) with respect to a security is treated as issued by the issuer of the security, not the issuer of the option.

         If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends-received deduction in the case of corporate shareholders.

Excise Tax on Regulated Investment Companies

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). (Tax-exempt interest on municipal obligations is not subject to the excise tax.) The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated  investment  company shall:
(1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Fund may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

Fund Distributions

         The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but will not qualify for the 70% dividends-received deduction for corporate shareholders.

         The Fund may either retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. Net capital gain that is distributed and designated as a capital gain dividend will be taxable to shareholders as long-term capital gain, regardless of the length of time a shareholder has held his shares or whether such gain was recognized by the Fund prior to the date on which the shareholder acquired his shares.

         The Fund intends to qualify to pay exempt-interest dividends by satisfying the requirement that at the close of each quarter of the Fund's taxable year at least 50% of the Fund's total assets consists of tax-exempt municipal obligations. Distributions from the Fund will constitute exempt-interest dividends to the extent of the Fund's tax-exempt interest income

(net of expenses and amortized bond premium). Exempt-interest dividends distributed to shareholders of the Fund are excluded by them from gross income for federal income tax purposes. However, shareholders required to file federal income tax returns will be required to report the receipt of exempt-interest dividends on their returns. Moreover, while exempt-interest dividends are excluded from gross income for federal income tax purposes, they may be subject to alternative minimum tax ("AMT") in certain circumstances and may have other collateral tax consequences discussed below. Distributions by the Fund of any investment company taxable income or of any net capital gain will be taxable to shareholders as discussed above.

         AMT is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed -- at a maximum marginal rate of 28% for noncorporate taxpayers and 20% for corporate taxpayers -- on the excess of the taxpayer's alternative minimum taxable income ("AMTI") over an exemption amount. Exempt-interest dividends derived from certain "private activity" municipal obligations issued after August 7, 1986 generally will constitute an item of tax preference includable in AMTI for both corporate and noncorporate taxpayers. In addition, exempt-interest dividends derived from all municipal obligations, regardless of the date of issue, must be included in adjusted current earnings, which are used in computing an additional corporate preference item (i.e., 75% of the excess of a corporate taxpayer's adjusted current earnings over its AMTI (determined without regard to this item and the AMT net operating loss deduction)) includable in AMTI.

         Exempt-interest dividends must be taken into account in computing the portion, if any, of social security or railroad retirement benefits that must be included in an individual shareholder's gross income and subject to federal income tax. Further, a shareholder of the Fund is denied a deduction for interest on indebtedness incurred or continued to purchase or carry shares of the Fund. Moreover, a shareholder who is (or is related to) a "substantial user" of a facility financed by industrial development bonds held by the Fund will likely be subject to tax on dividends paid by the Fund which are derived from interest on such bonds. Receipt of exempt-interest dividends may result in other collateral federal income tax consequences to certain taxpayers, including financial institutions, property and casualty insurance companies and foreign corporations engaged in a trade or business in the United States. Prospective investors should consult their own tax advisers as to such consequences.

         Distributions by the Fund that do not constitute ordinary income dividends, exempt-interest dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain realized from a sale of the shares, as discussed below.

         Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the Fund reflects realized but undistributed income or gain, or unrealized appreciation in the value of assets held by the Fund, a subsequent distribution of such amounts will be taxable to the shareholder in the manner described above, although it economically constitutes a return of capital.

         Ordinarily, shareholders are required to take distributions by the Fund into account in the year in which they are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the Fund) on December 31 of such calendar year provided such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

         The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder who (1) has failed to provide a correct taxpayer identification number, (2) is subject to backup withholding for failure properly to report the receipt of interest or dividend income, or (3) has failed to certify to the Fund that it is not subject to backup withholding or that it is an "exempt recipient" (such as a corporation).

Sale or Redemption of Shares

         A shareholder will recognize gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Fund will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. However, any capital loss arising from the sale or redemption of shares held for six months or less will be disallowed to the extent of the amount of exempt-interest dividends received on such shares and (to the extent not disallowed) will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code Section 246(c)(3) and (4) generally will apply in determining the holding period of shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

Foreign Shareholders

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the Fund is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, ordinary income dividends paid to the shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower applicable treaty rate) on the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or redemption of shares of the Fund, capital gain dividends and exempt-interest dividends and amounts retained by the Fund that are designated as undistributed capital gains.

         If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income and capital gain dividends received in respect of, and any gains realized on the sale of, shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. taxpayers.

         In the case of a foreign noncorporate shareholder, the Fund may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding (or subject to withholding at a reduced treaty rate), unless the shareholder furnishes the Fund with proper notification of its foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

Effect of Future Legislation; Local Tax Considerations

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and Treasury Regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, perhaps with retroactive effect.

         Rules of state and local taxation of ordinary income dividends, exempt-interest dividends and capital gain dividends from regulated investment companies may differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Fund.

                             PORTFOLIO TRANSACTIONS

         The Fund's management provides the Fund with investment advice and recommendations for the purchase and sale of portfolio securities. Newly issued securities are usually purchased from the issuer or an underwriter, at prices including underwriting fees; other purchases and sales are usually placed with those dealers from whom it appears that the best price or execution will be obtained. All orders for the purchase and sale of portfolio securities are placed by the Fund's management, subject to the general control of the Fund's Directors. The Fund's management may sell portfolio securities prior to their maturity if market conditions and other considerations indicate, in the opinion of the Fund's management, that such sale would be advisable. In addition, the Fund's management may engage in short-term trading when it believes it is consistent with the Fund's investment objective. Also, a security may be sold and another of comparable quality may be simultaneously purchased to take advantage of what the Fund's management believes to be a temporary disparity in the normal yield relationships of two securities. The Fund's management is generally responsible for the implementation, or supervision of the implementation, of investment decisions, including the allocation of principal business and portfolio brokerage, and the negotiation of commissions.

         It is the Fund's policy to seek execution of its purchases and sales at the most favorable prices through responsible broker-dealers and in agency transactions, at competitive commission rates. When considering broker-dealers, the Fund will take into account such factors as the price of the security, the size and difficulty of the order, the rate of commission, if any, the reliability, financial condition, integrity and general execution and operational capabilities of competing broker-dealers, and the brokerage and research services which they provide to the Fund's management.

         During the last three fiscal years from 1996-98, the Fund paid $_______, $________, and $_________, respectively, in brokerage commissions.

         The Board of Directors of the Fund is authorized to adopt a brokerage allocation policy pursuant to the Securities Exchange Act of 1934 which would permit the Fund to pay a broker-dealer which furnishes research services a higher commission than that which might be charged by another broker-dealer which does not furnish research services, or which furnishes research services deemed to be of a lesser value, provided that such commission is deemed reasonable in relation to the value of the brokerage and research services provided by the broker-dealer.

         Section 28(e)(3) of the Securities Exchange Act of 1934 defines "Brokerage and Research Services" as including, among other things, advice as to the value of securities, the advisability of investing in, purchasing or selling securities, the availability of securities or purchasers or sellers of securities, furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts, and offering securities transactions and performing functions incidental thereto (such as clearance and settlement).

         It is not the Fund's practice to allocate principal business or brokerage on the basis of sales of Fund shares which may be made through brokers or dealers, although broker-dealers effecting purchases of Fund shares for their customers may participate in principal transactions of brokerage allocation as described above.


                              FINANCIAL STATEMENTS

         Audited financial statements of the Fund for the year ended December 31, 1998 [WILL BE ATTACHED] hereto.

                                   APPENDIX A
                SPECIAL FACTORS AFFECTING THE NEW YORK MUNI FUND

         Some of the significant financial considerations relating to he investments of the New York Muni Fund in New York municipal securities are summarized below. The following information constitutes only a brief summary, does not purport to be a complete description and is largely based on information drawn from official statements relating to securities offerings of New York municipal obligations available as of the date of this Statement of Additional Information. The accuracy and completeness of the information contained in such offering statements has not been independently verified.

                               Current Fiscal Year

Overview

         The State's current fiscal year began on April 1, 1998 and ends on March 31, 1999 and is referred to herein as the State's 1998-99 fiscal year. This section of the Annual Information Statement (AIS) reflects estimates of receipts and disbursements for the State's 1998-99 fiscal year as formulated in the Financial Plan released on June 25, 1998 and updated on February 9, 1999 (Update).

         The Legislature adopted the debt service component of the State budget for the 1998-99 fiscal year on March 30, 1998 and the remainder of the budget on April 18, 1998. In the period prior to adoption of the budget for the current fiscal year, the Legislature also enacted appropriations to permit the State to continue its operations and provide for other purposes. On April 25, 1998, the Governor vetoed certain items that the Legislature added to the Executive Budget. The Legislature had not overridden any of the Governor's vetoes as of the start of the legislative recess on June 19, 1998 (under the State Constitution, the Legislature can override one or more of the Governor's vetoes with the approval of two-thirds of the members of each house). The 1998-99 State Financial Plan described in this AIS reflects the impact of the Legislature's and Governor's actions on the budget through the date of this AIS. For a full discussion of the process of adopting the State's 1998-99 budget, please see "State Organization -- State Financial Procedures" in this AIS.

         General Fund disbursements in 1998-99 are now projected to grow by $2.43 billion over the 1997-98 levels, or $690 million more than proposed in the Governor's Executive Budget, as amended. The change in General Fund disbursements from the Executive Budget to the enacted budget reflects legislative additions (net of the value of the Governor's vetoes), actions taken at the end of the regular legislative session, as well as spending that was originally anticipated to occur in 1997-98 but is now expected to occur in 1998-99. The State projects that the 1998-99 State Financial Plan is balanced on a cash basis, with an estimated reserve for future needs of $761 million. Definitions for the General Fund and all other funds are provided in Exhibit A to this AIS.

         The State's enacted budget includes several new multi-year tax reduction initiatives, including acceleration of the State-funded property and local income tax relief for senior citizens under the School Tax Relief Program
(STAR), expansion of the child care income-tax credit for middle-income families, a phased-in reduction of the general business tax, and reduction of several other taxes and fees, including an accelerated phase-out of assessments on medical providers. The enacted budget also provides for significant increases in spending for public schools, special education programs, and for the State and City university systems. It also allocates $50 million for a new Debt Reduction Reserve Fund (DRRF) that may eventually be used to pay debt service costs on or to prepay outstanding State-supported bonds.

         The 1998-99 State Financial Plan projects a closing balance in the General Fund of $1.42 billion that is comprised of a reserve of $761 million available for future needs, a balance of $400 million in the Tax Stabilization Reserve Fund (TSRF), a balance of $158 million in the Community Projects Fund
(CPF), and a balance of $100 million in the Contingency Reserve Fund (CRF). The TSRF can be used in the event of an unanticipated General Fund cash operating deficit, as provided under the State Constitution and State Finance Law. The CPF is used to finance various legislative and executive initiatives. The CRF provides resources to help finance any extraordinary litigation costs during the fiscal year.

         Many complex political, social and economic forces influence the State's economy and finances, which may in turn affect the State's Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions, and organizations that are not subject to the State's control. The State Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. The
Division of the Budget believes that its projections of receipts and disbursements relating to the current State Financial Plan, and the assumptions on which they are based, are reasonable. Actual results, however, could differ materially and adversely from time to time. See the Section entitled "Special Considerations" below for a discussion of risks and uncertainties faced by the State.

Current Fiscal Year (1998-99 State Financial Plan)

         The State issues quarterly modifications to the cash-basis State Financial Plan in July, October, and January, as provided by law. These modifications summarize actual receipts and disbursements to date for each reporting period and revised estimates of total receipts and disbursements for the current fiscal year.

         The State issued its Third Quarterly Update to the 1998-99 State Financial Plan on January 27, 1999, in conjunction with the release of the 1999-2000 Executive Budget. To provide readers with a summary of previous changes to the 1998-99 Financial Plan, the review of the Third Quarterly Update is preceded by a brief summary of the State's prior quarterly updates.

Prior Quarterly Updates (current fiscal year)

         The State issued its First Quarterly Update to the cash-basis 1998-99 State Financial Plan on July 30, 1998. The update reported that the State's Financial Plan remained balanced. In the update, the State made several revisions to its receipts estimates, which had the net effect of increasing projected General Fund receipts by $250 million over the Financial Plan issued with the enacted budget (June 25, 1998). Stronger-than-expected personal income tax and sales tax collections in the first quarter were the main reason for the revision to the receipts estimate. The State made no changes to its disbursement projections in the 1998-99 Financial Plan.

         As updated in July, the Financial Plan projected a closing balance in the General Fund of $1.67 billion, with the balance comprised of a $1.01 billion reserve for future needs, $400 million in the Tax Stabilization Reserve Fund, $100 million in the Contingency Reserve Fund (after a planned deposit of $32 million in 1998-99), and $158 million in the Community Projects Fund.

         On October 30, 1998, the State issued the second of its three quarterly updates to the 1998-99 Financial Plan ("Mid-Year Update"). In the Mid-Year Update, the State projected that the Financial Plan would remain in balance, with projected total receipts and transfers from other funds of $37.84 billion, an increase of $29 million over the amount projected in the First Quarterly Update. No changes were made to the July disbursement projections, with total disbursements and transfers to other funds of $36.78 billion expected at that time.

         The Mid-Year Update projected a closing balance in the General Fund of $1.7 billion, with the balance comprised of $1.04 billion reserved for future needs, $400 million in the Tax Stabilization Reserve Fund, $100 million in the Contingency Reserve Fund and $158 million in the Community Projects Fund.

Third Quarterly Update (current fiscal year)

         The State revised the cash-basis 1998-99 State Financial Plan on January 27, 1999, with the release of the 1999-2000 Executive Budget. The changes from prior quarterly updates reflect actual results through December 1998, as well as updated economic and spending projections for the balance of the current fiscal year.

         The 1998-99 Financial Plan currently projects a year-end available cash surplus of $1.79 billion in the General Fund, an increase of $749 million over the surplus estimate in the Mid-Year Update. Strong growth in receipts as well as lower-than-expected disbursements during the first nine months of the fiscal year account for the higher surplus estimate, as described in more detail below.

         The 1999-2000 Executive Budget proposes using the projected available surplus from 1998-99 to offset a portion of the incremental loss of tax receipts from enacted tax cuts scheduled to be effective for the 2000-01 and 2001-02 fiscal years. To make this surplus available for the tax reduction program, the State plans to deposit $1.79 billion in the tax refund reserve to pay tax refunds in 1999-2000 from overpayments of taxes in 1998-99. This action has the effect of decreasing reported personal income receipts in 1998-99, while increasing reported receipts in 1999-2000, as these refunds will no longer be a charge against current revenues in 1999-2000 (for a more complete discussion of the tax refund reserve, see table 5 in the AIS and the text preceding that table). The 1999-2000 Financial Plan assumes that these additional receipts will become a part of the 1999-2000 closing fund balance, and not used to support 1999-2000 operations.

Revisions to 1998-99 Receipts Estimates

         Total receipts and transfers from other funds to be deposited in the General Fund in 1998-99 are projected to be $36.78 billion, $1.06 billion less than projected at the time of the Mid-Year Update. The forecast for 1998-99 tax receipts has been increased by $729 million, but this increase is more than offset by the decision to create reserves for the payment of $1.79 billion in personal income tax refunds for the 1998 tax year, which has the effect of reducing reported receipts (as discussed above). The balance of the tax refund reserve on March 31, 1999 is now projected to be $2.32 billion, including $521 million as a result of LGAC.

         Prior to refund reserve transactions, personal income tax collections for 1998-99 are now projected at $20.69 billion, an increase of 13 percent from comparable 1997-98 receipt levels. After reflecting the tax refund reserve transactions discussed above, reported income tax receipts are projected at $20.18 billion, or $1.26 billion less than projected in October. Projected business tax receipts have been increased by $4 million, to $4.79 billion, and user tax collections by $23 million, to $7.23 billion. Other tax receipts are projected to increase by $27 million from the Mid-Year Update and are now expected to total $1.10 billion for the fiscal year. Miscellaneous receipts and transfers from other funds are projected to reach $3.48 billion, $145 million higher than in the MidYear Update.

Revisions to 1998-99 Disbursements Estimates

         The State now projects total General Fund disbursements and transfers to other funds of $36.62 billion in 1998-99, a reduction of $161 million from the Mid-Year Update. The State has lowered its estimate of disbursements for local assistance by $248 million and for State operations by $54 million. Higher projected spending for general State charges ($71 million) and transfers to other funds ($70 million) partially offset these reductions.

         In local assistance, spending from the Community Projects Fund, which pays primarily for legislative initiatives, has lagged behind earlier projections and accounts for $68 million of the $248 million downward revision. Similarly, special education claims from school districts are running below projections, leading the State to lower its spending estimate by $32 million for 1998-99. Lower-than-expected program and administrative costs in welfare ($99 million),Medicaid ($32 million), and Children and Families Services ($21 million) account for most of the remaining downward revisions in projected local assistance spending.

         In State operations, projected spending is lower by $54 million primarily due to savings from the Statewide hiring freeze, agency attrition management, and continued nonpersonal service efficiencies.

         Revised higher spending for fringe benefits ($71 million) reflects higher-than-anticipated costs for employee benefits and health insurance. Transfers for debt service decline $29 million because of higher refunding savings and other debt management activities. Capital projects transfers increase by $5 million, while other transfers increase by $94 million primarily to cover unanticipated shortfalls in the State Lottery Fund ($80 million) and the Oil Spill Fund ($ 10 million).

Closing General Fund Balance

         The State now projects a closing balance of $799 million in the General Fund, a decrease of $899 million from the Mid-Year Update. The decline reflects the payment of the $1.04 billion undesignated reserve identified in October plus additional surplus monies projected in the January Update into the tax refund reserve (as described above). The projected closing balance of $799 million in the General Fund is comprised of $473 million in the Tax Stabilization Reserve Fund, following a new $73 million deposit in 1998-99; $100 million in the Contingency Reserve Fund, following a planned $32 million deposit; and the remaining balance of $226 million in the Community Projects Fund.

1999-2000 Fiscal Year (Executive Budget Forecast)

         The  Governor   presented  his  1999-2000   Executive   Budget  to  the
Legislature on January 27, 1999. The Executive Budget contains financial projections for the State's 1998-99 through 200102 fiscal years, and a proposed Capital Program and Financing Plan for the 1999-2000 through 2003-04 fiscal years. The Governor will prepare amendments to his Executive Budget, as permitted under law. These amendments will be reflected in a revised Financial Plan that will be released on or before February 26, 1999. There can be no assurance that the Legislature will enact into law the Executive Budget as proposed by the Governor, or that the State's adopted budget projections will not differ materially and adversely from the projections set forth in this Update. For a more detailed discussion of the State's budgetary process and uncertainties involving its forecasts and projections, see "State Organization - State Financial Procedures" in the AIS and "Special Considerations" below.

         The 1999-2000 Financial Plan is projected to have receipts in excess of disbursements on a cash basis in the General Fund, after accounting for the transfer of available receipts from 1998-99 to 1999-2000. Total General Fund receipts, including transfers from other funds, are projected to be $38.66 billion, an increase of $1.88 billion over projected receipts in the current fiscal year. General Fund disbursements, including transfer to other funds, are recommended to grow by 1.3 percent to $37. 10 billion, an increase of $482 million over 1998-99. State Funds spending is projected to total $49.33 billion, an increase of $867 million or 1.8 percent from the current year. Under the Governor's recommendations, spending from All Governmental Funds is also expected to grow by 1.8 percent, increasing by $1.25 billion to $72.66 billion.

         The State is projected to close the 1999-2000 fiscal year with a balance in the General Fund of $2.36 billion. The balance is comprised of $1.79 billion in tax reduction reserves, $473 million in the Tax Stabilization Reserve Fund and $ 100 million in the Contingency Reserve Fund.


1998-99 State Financial Plan

         Four governmental fund types comprise the State financial Plan: the General Fund, the Special Revenue Funds, the Capital Projects Funds, and the Debt Service Funds. The State's fund structure adheres to the accounting standards of the Governmental Accounting Standards Board. This section discusses significant activities in the General Fund and the other governmental funds anticipated in 1998-99.

General Fund

         The General Fund is the principal operating fund of the State and is used to account for all financial transactions except those required to be accounted for in another fund. It is the State's largest fund and received almost all State taxes and other resources not dedicated to particular purpose. In the State's 1998-99 fiscal year, the General Fund is expected to account for approximately 47.6 percent of all Government Funds disbursements and 70.1 percent of total State Funds disbursement. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payment in other fund types.

         Total receipts and transfers from other funds are projected to be $38.66 billion, an increase of $4.89 billion from the 1997-98 fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $37.10 billion, an increase of $2.92 billion from the 1997-98 fiscal year.

Projected General Fund Receipts

         The 1999-2000 Financial Plan projects General Fund receipts (including transfers from other funds) of $38.66 billion, an increase of $1.88 billion over the estimated 1998-99 level. After adjusting for tax law and administrative changes, recurring growth in the General Fund tax base is projected to be approximately three percent during 1999-2000.

         The forecast of General Fund receipts in 1999-2000 reflects the next stage of the School Tax Relief (STAR) property tax reduction program, which has an incremental cost of $638 million in 1999-2000, as well as the continuing impact of earlier tax reductions totaling approximately $2 billion. In addition, the Executive Budget reflects several new tax reduction proposals that are projected to have only a modest impact on receipts in 1999-2000 and 2000-01, but are expected to reduce receipts by $1.04 billion annually when fully phased in at the end of 2003-04.

         The largest new tax cut proposals call for further reductions in the personal income tax to benefit middle income taxpayers. These proposals increase the income threshold where the top tax rate of 6.85 percent applies and doubles the value of the dependent exemption to $2,000. The fully effective annual cost of these proposals is $600 million in fiscal year 2003-04. In addition, the Executive Budget includes several other targeted tax cut proposals, including: reducing certain energy taxes; lowering the alternative minimum tax on corporations from 3 percent to 2.5 percent; extending the business tax rate reductions enacted for general corporations last year to banks and insurance companies; creating a New York Capital Asset Exclusion for investments in a New York business; creating a new credit for job creation in cities; expanding the Qualified Emerging Technology Credit; conforming the estate tax to recent federal changes; eliminating several nuisance taxes and fees, including minimum taxes imposed on petroleum and aviation businesses; and expanding the income tax credit benefits provided to farmers to ease school property tax burdens. Together, these targeted reductions will have a full annual value of approximately $440 million.

         Personal income tax collections for 1999-2000 are projected to reach $22.83 billion, an increase of $2.65 billion (13.2 percent) over 1998-99. This increase is due in part to refund reserve transactions (including those described earlier) which serve to increase reported 1999-2000 personal income tax receipts by $1.77 billion. Collections also benefit from the estimated increase in income tax liability of 13.5 percent in 1998 and 5.3 percent in 1999. The large increases in liability in recent years have been supported by the continued surge in taxable capital gains realizations. This activity is related at least partially to recent changes in the federal tax treatment of such income. The growth in capital gains income is expected to plateau in 1999. Growth in 1999-2000 personal income tax receipts is partially offset by the diversion of such receipts into the School Tax Relief Fund, which finances the STAR tax reduction program. For 1999-2000, $1.22 billion will be deposited into this fund, an increase of $638 million.

         User tax and fees are projected at $7.16 billion in 1999-2000, a decrease of $72 million from the current year. The decline in this category reflects the incremental impact of already-enacted tax reductions, and the diversion of $30 million of additional motor vehicle registration fees to the Dedicated Highway and Bridge Trust Fund. Adjusted for these changes, the underlying growth of user taxes and fees is projected at 2.5 percent. The largest source of receipts in this category is the sales and use tax, which accounts for nearly 80 percent of projected receipts. The continuing base of the sales tax is projected to grow 4.4 percent in the coming year, and assumes the Legislature will not enact additional "sales-tax free" weeks that would a&ct receipts before December 1, 1999, when the sales and use tax on clothing and footwear under $110 is eliminated.

         Business tax receipts are expected to total $4.53 billion in 1999-2000, $267 million below 199899 estimated results. The intact of tax reductions scheduled in law, as well as slower growth in the underlying tax base, explain the decline in this category of the Financial Plan.

         Receipts from other taxes, which are comprised primarily of receipts from estate and gift taxes and pari-mutuel taxes on wagering, are expected to decline $119 million to $980 million in 19992000. The ongoing effect of tax cuts already in law is the main reason for the decline. In addition, this category formerly included receipts from the real property gains tax that was repealed in 1996, and receipts from the real property transfer tax that, since 1996, have been earmarked to support various environmental programs.

         Miscellaneous receipts includes license revenues, income from fees and fines, abandoned property proceeds, investment income, and a portion of the assessments levied on medical providers. Miscellaneous receipts are expected to total $1.24 billion in 1999-2000, a decline of $292 million from 1998-99. Roughly $165 million of this decline is attributable to the ongoing phase-out of medical provider assessments. In addition, the Executive Budget proposes eliminating medical provider assessments on April 1, 1999, one year earlier than planned, which accounts for another $26 million of the year-to-year decline in miscellaneous receipts (the remainder of the provider assessment savings is reflected in lower General Fund disbursements).

         Transfers to the General Fund consist primarily of tax revenues in excess of debt service requirements. State sales tax proceeds in excess of amounts needed to support debt service payments for LGAC account for 82 percent of the 1999-2000 receipts in this category. Transfers to the General Fund decline $63 million in 1999-2000, reflecting lower projected receipts from the real estate transfer tax.

Projected General Fund Disbursements

         The 1999-2000 Financial Plan projects General Fund disbursements and transfers to other funds of $37.10 billion, an increase of $482 million over projected spending for the current year. Grants to local governments constitute approximately 67 percent of all General Fund spending, and include payments to local governments, non-profit providers and individuals. Disbursements in this category are projected to decrease $87 million (0.4 percent) to $24.81 billion in 1999-2000, in part due to a $175 million decline in proposed spending for legislative initiatives.

         General Fund spending for school aid is projected at $9.99 billion on a State fiscal year basis, an increase of $292 million (3.0 percent) from the current fiscal year. The Executive Budget recommends additional funding for operating aid, building aid, and textbook and computer aids. It also funds the remainder of aid payable for the 1998-99 school year. These increases are partially offset by the elimination of categorical grants, reductions in BOCES aid, and other formula modifications. A new Educational Improvement block grant replaces categorical programs such as pre-kindergarten and minor maintenance to give school districts greater flexibility in meeting locally determined needs.

         Medicaid spending is estimated to total $5.50 billion in 1999-2000, a modest decline of $87 million or 1.6 percent from 1998-99. To achieve program savings, the Executive Budget recommends a series of cost containment actions, including restructuring rates paid to providers for certain services, shifting treatments for certain services to outpatient settings, and maximizing allowable federal funds. At the same time, medical providers would benefit from the proposed acceleration of the phase-out of provider assessments already scheduled in law. The State had planned to eliminate provider assessments on April 1, 2000; the Executive Budget proposes eliminating them one year earlier. As a result, health care providers will not be required to pay $223 million in assessments in 1999-2000.

         Spending on welfare is projected at $1.49 billion, a decline of $41 million (2.7 percent) from 1998-99. Since 1994-95, State spending on welfare has fallen by $709 million, or 32 percent, driven by significant welfare changes initiated at the State and federal levels and a large, steady decline in the number of people receiving benefits. Several trends have contributed to falling caseloads, including the State's strong economic performance over the past three years; State, federal and local welfare-to-work initiatives that have expanded training and support services to assist recipients in becoming self-sufficient; tightened eligibility review for applicants; and aggressive fraud prevention measures.

         Local assistance spending for Children and Families Services is projected at $864 million in 19992000, down $42 million (4.7 percent) from 1998-99. The decline in General Fund spending is offset by higher spending on child care and child welfare services that is occurring with federal Temporary Assistance for Needy Families ("TANF") funds, which has allowed the State to lower General Fund spending while still expanding services in this area.

         In Mental Health, the State projects spending of $619 minion in 1999-2000, an increase of $40 million (7 percent) over 1998-99, including $23 million in additional funding for the Community Reinvestment Program. Mental Retardation and Developmental Disabilities spending increases by $17 million to $576 million. Major components of spending growth include an inflation adjustment for Medicaid programs, annualization of new community services from 1998-99, and the first year of the NYS-CARES initiative that is projected to invest $129 million in State funds over the next five years to develop community-based beds for persons on waiting lists.

         Spending for all other local assistance programs will total $5.72 billion in 1999-2000, a decline of $266 million from 1998-99. Lower spending of $175 million for legislative member items in 1999-2000 accounts for the majority of the year-to-year change. Proposed actions to restructure the State's tuition assistance program produce a decline of $17 million from the previous fiscal year. Unrestricted aid to local governments is estimated at $822 million, $9 million below 1998-99 levels.

         State Operations reflect the costs of running the Executive, Legislative and Judicial branches of government. Spending in this category is projected to increase $225 million or 3.4 percent above 1998-99, and reflects the annualized costs of 1998-99 collective bargaining agreements, the decline in federal receipts that offset General Fund spending for mental hygiene programs, the costs of staffing a new State prison, and growth in the Legislative and Judiciary budgets. The State's overall workforce is projected to remain stable at approximately 191,200 persons.

         Personal service costs are projected to be $5.01 billion, an increase of $128 million from the current year. No funding is included in the Financial Plan for incremental costs from new collective bargaining agreements after the current labor contracts expire on April 1, 1999. Nonpersonal service is projected to be $1.87 billion, with the increase of $97 million used primarily to fund Year 2000 compliance and related activities in the Office for Technology.

         Total spending for general State charges is projected to grow by $47 million (2.1 percent) in 1999-2000. The increase is comprised of higher payments for health insurance, Court of Claims settlements and taxes on State-owned lands, offset by decreases for pension contributions and higher reimbursements for fringe benefit costs charged to positions financed by non-General funds, which lower General Fund expenses.

         Transfers in support of debt service are projected to grow approximately $185 million or 9 percent in 1999-2000, from $2. 10 billion to $2.29 billion. The reclassification of SUNY community college debt service ($36 million) from local assistance accounts for a portion of this annual increase. The remainder reflects annualized costs from prior borrowings and a portion of the Governor's proposed debt reduction program which has the effect of increasing costs in the short-term in order to reduce outstanding debt more rapidly. Transfers in support of capital projects for 1999-2000 are estimated to total $438 million and are comprised of $188 million for direct capital spending to finance a variety of recreational, educational and cultural projects and $250 million as the second annual deposit to the Debt Reduction Reserve Fund (DRRF) that was created in 1998-99. Other transfers decline by $71 million from 1998-99, as the one-time transfers in the current year for the Lottery and Oil Spill Funds do not recur in 1999-2000.

Closing General Fund Balance

         The State is projected to close the 1999-2000 fiscal year with a General Fund balance of $2.36 billion. The balance is comprised of $1.79 billion that the Governor is proposing to set aside as a tax reduction reserve, $473 million in the Tax Stabilization Reserve Fund and $100 million in the Contingency Reserve Fund. The entire $226 million balance in the Community Projects Fund is expected to be used in 1999-2000, with $80 million spent to pay for existing projects and the remaining balance of $146 million, against which there are currently no appropriations as a result of the Governor's 1998 vetoes, used to fund other expenditures in 1999-2000.

Non-recurring Resources

         The Division of the Budget projects that the 1999-2000 Financial Plan contains only $33 million in non-recurring resources, or less than one-tenth of one percent of General Fund disbursements. In 1999-2000, the largest one-time resources consist of a $15 million loan repayment from the Long Island Power
Authority  and $8 million  from the  anticipated  sale of

State property at 270 Broadway in New York City. The remaining amounts include various routine transfers to the General Fund.

Fund Balances

         The 1998-99 Financial Plan projects a closing fund balance in the General Fund of $1.42 billion. This fund balance is composed of a reserve of $761 million available for future needs, a $400 million balance in the TSRF, a $158 million balance in the CPF, and a balance of $100 million in the CRF, after a projected deposit of $32 million in 1998-99.

Outyear Projections of Receipts and Disbursements

         State law requires the Governor to propose a balanced budget each year. In recent years, the State has closed projected budget gaps of $5.0 billion (1995-96), $3.9 billion (1996-97), $2.3 billion (1997-98), and less than $1 billion (1998-99). The State, as a part of the 1998-99 Executive Budget projections submitted to the Legislature in February 1998, projected a 1999-00 General Fund budget gap of approximately $1.7 billion and an updated projection of $1.11 billion for 2000-01, and a $2.08 billion gap for 2001-02. As a result of changes made in the 1998-99 enacted budget the 1999-00 gap is now expected to be roughly $1.3 billion, or about $400 million less than previously projected, after application of reserves created as part of the 1998-99 budget process. Such reserves would not be available against subsequent year imbalances.

         These estimates assume that the Legislature will enact the 1999-2000 Executive Budget and accompanying legislation in its entirety. The gaps also include $500 minion in unspecified annual spending efficiencies, which is comparable to the Governor's Executive Budget assumptions in previous fiscal years. Future Financial Plans are also likely to count on savings from efficiencies, workforce management efforts, aggressive efforts to maximize federal and other non-General Fund resources, and other efforts to control State spending. Nearly all the actions proposed by the Governor to balance the 1999-2000 Financial Plan recur and grow in value in future years. The Division of the Budget projects that, if the projected budget gap for 2000-01 is closed with recurring actions, the 2001-02 budget gap would be reduced to $963 million under current projections.

         The Executive Budget assumes the use of the $1.79 billion tax reduction reserve to offset the incremental loss in tax receipts resulting from previously enacted and proposed tax reductions beginning in 2000-01. The Financial Plan currently assumes that $589 million of the reserves (about one-third of the amount available) will be applied in 2000-01, with the remaining $1.2 billion used in 2001-02. The State may alter how it apportions the reserves across the three years of the projection period.

         The Governor is required by law to propose a balanced budget each year and Will propose steps necessary to address any potential remaining budget gaps in subsequent budgets. The Division of the Budget estimates that the State has closed projected budget gaps of $5.0 billion, $3.9 billion and $2.3 billion in its 1995-967 1996-97 and 1997-98 fiscal years, respectively, and ended each of these years with a cash surplus.

Receipts

         General Fund receipts fall to an estimated $35.99 billion in 2000-01 reflecting the incremental impact of already enacted tax reductions, the impact of prior tax refund reserve transactions and the earmarking of receipts for dedicated highway purposes. Receipts are projected to grow modestly to $36.20 billion in 2001-02, again re receipts growth, as well as the incremental impact of tax reductions recommended with the Executive Budget.

         Personal income tax receipts are projected to decline to $20.72 billion in 2000-01. The decline from 1999-2000 reflects the positive impact of tax refund reserve transactions on 1999-2000 receipts and reduced growth in underlying liability. The slowdown in liability growth results from a moderate slowdown in personal income and wage increases and an end to the rapid escalation in taxable capital gains realizations. In addition, receipts are reduced by the incremental value of the STAR tax reduction plan and the required deposit of personal income tax receipts into the STAR Fund. Personal income tax receipts for 2001-02 are projected to increase to $20.94 billion. The modest increase results from continued normal growth in liability offset by increasing deposits to the STAR Fund.

         Receipts from user taxes and fees are estimated to total $6.88 billion in 2000-01, a decline of $281 million from 1999-2000. This decline results, in part, from the dedication of an increased portion of motor fuel tax receipts to the Dedicated Highway and Bridge Trust Fund. Further, receipts growth is reduced due to the incremental impact of already-enacted tax reductions such as the elimination of the sales tax on clothing and shoes priced under $110. User taxes and fees receipts increase to an estimated $7.10 billion by 2001-02. Moderate economic growth projected over the next several years will keep underlying growth in the sales tax base in the 4 to 5 percent range over the 2000-01 and 2001-02 periods.

         Business tax receipts are estimated to decline to $4.33 billion in 2000-01 as the impact of recently enacted tax reductions begin to take effect. Receipts are projected to fall to $4.19 billion in 2001-02, reflecting the ongoing effect of business tax reductions and the recommended changes associated with energy tax reform and reduction, as well as other business tax reductions proposed in the 1999-2000 Executive Budget.

         Other taxes are projected to decline to $813 million in 2000-01 as the impact of estate tax reductions and the elimination of the gift tax begin to affect receipts. Further, the remainder of receipts from the real property gains tax will fall off as prior year liabilities and assessments are drawn down. Other tax receipts fall to an estimated $772 million in 2001-02 as the impact of estate and gift tax reduction provisions enacted in 1997 are fully phased in.

         Miscellaneous receipts are estimated to total $1.20 billion in 2000-01, a decline of $38 million from the prior year. Receipts in this category are projected to reach $1.17 billion in 2001-02.

         Transfers from other funds are estimated to grow to $2.04 billion in 2000-01, including the transfer back to the General Fund of Capital Projects Fund resources. Transfers fall slightly in 2001 -02 as normal growth in LGAC transfers associated with the sales tax is offset by declines in other transfers.

Disbursements

         The State currently projects spending to grow by $1.09 billion (2.9 percent) in 2000-01 and an additional $1.8 billion (4.7 percent) in 2001-02. General Fund spending increases at a higher rate in 2001-02 than in 2000-01, driven primarily by higher growth rates for Medicaid, welfare, Children and Families Services, and Mental Retardation, as well as the loss of federal money that offsets General Fund spending.

         Local assistance spending accounts for most of the projected growth in General Fund spending in the outyears, increasing by $1.04 billion in 2000-01 and $1.46 billion in 2001-02. School aid, which accounts for the largest share of General Fund spending, is projected to grow by $612 million (6.1 percent) in 2000-01 and $578 million (5.5 percent) in 2001-02. Continuing growth in building aid and selected operating aid drives most of this higher spending. Other education spending, particularly in pre-school handicapped programs, is also expected to grow strongly, increasing by roughly $70 million (8 to 9 percent) annually, as enrollment growth and higher per pupil costs produce higher growth.

         Medicaid is the next largest General Fund program. Spending is expected to grow by $313 million (5.7 percent) in 2000-01 and $452 million (7.8 percent) in 2001-02. Consistent with national trends, underlying growth in health care costs is projected at 6.5 percent over the projection period. The State expects proposed cost containment and managed care to reduce the Medicaid program's spending base, but not to alter the underlying forces driving the rise in health care costs. In welfare, spending is expected to increase by less than 3 percent in 2000-01, but grow at 6 percent in 2001-02 as caseloads stabilize and federal work participation rules require additional State resources. Spending on Children and Families Services is expected to increase rapidly in both 2000-01 and 2001 -02, reflecting welfare-to-work investments and the loss of federal money in 2001-02 that is currently used to offset General Fund spending. Mental hygiene programs continue to grow faster than inflation because of recently enacted community investment commitments, as well as the continued loss of federal offsets. Most other programs are expected to grow at historical rates, generally around inflation.

         State operations costs are projected to increase by $179 million (2.6 percent) in 2000-01 and $171 million (2.4 percent) in 2001-02. Most of this increase reflects the costs of staffing additional correctional facilities, the loss of federal money used to offset General Fund spending in mental hygiene agencies, modest inflationary increases in non-personal service costs, and additional spending for computer systems and technology initiatives. Consistent with past practice, the State's outyear projections do not assume any new costs from collective bargaining agreements negotiated after the current round of contracts expire in April.

         General State charges are projected to increase by $95 million in 2000-01 and $76 million in 2001-02. The growth reflects inflationary increases for health insurance and other benefits for State employees. The projections do not assume any changes in existing benefits.

         Capital project transfers are expected to increase as a result of the Governor's proposed debt reduction initiatives that drive higher pay-as-you-go spending in the future. Other transfers show little change in the outyears.

Other Governmental Funds

         In addition to the General Fund, the State Financial Plan includes Special Revenue Funds, Capital Projects Funds and Debt Service Funds which are discussed below. Amounts below do not include other sources and uses of funds transferred to or from other fund types.

Special Revenue Funds

         Special Revenue Funds are used to account for the proceeds of specific revenue sources such as federal grants that are legally restricted, either by the Legislature or outside parties, to expenditures for specified purposes. Although activity in this fund type is expected to comprise approximately 41 percent of total governmental funds receipts in the 1998-99 fiscal year, three-quarters of that activity relates to federally-funded programs.

         For 1999-2000, the Financial Plan projects disbursements of $30.54 billion from Special Revenue Funds ("SRFs") derived from either State or federal sources, an increase of $537 million or 1.8 percent over 1998-99. Disbursements from State SRFs are projected at $8.61 billion, an increase of $315 million or
3.8 percent from 1998-99. The STAR program, disbursements for which increase by $638 million from 1998-99, accounts for most of the year-to-year growth in State SRF spending. The elimination of medical provider assessments on April 1, 1999 partially offsets this growth. Disbursements from federal SRFS, which account for approximately three-quarters of all special revenue spending, are estimated at $21.93 billion in 1999-2000, an increase of $222 million or 1.0 percent from 1998-99. The year-to-year growth in federal SRF spending is primarily due to increases in federal contributions for Children and Family Assistance ($123 million), education ($170 million), labor ($89 million) and the expanded Child Health Plus program ($96 million), offset by a decrease in welfare ($259 million).

Capital Projects Funds

         Capital Projects Funds account for the financial resources used in the acquisition, construction, or rehabilitation of major State capital facilities, and for capital assistance grants to certain local governments or public authorities. This fund type consists of the Capital Projects Fund, which is supported by tax receipts transferred from the General Fund, and various other capital funds established to distinguish specific capital construction purposes supported by other revenues. In the 1998-99 fiscal year, activity in these funds is expected to comprise 5.5 percent of total governmental receipts.

         Disbursements from Capital Projects funds in 1999-2000 are estimated at $4.41 billion, or $145 million higher than 1998-99. The proposed spending plan includes: $2.61 billion in disbursements for transportation purposes, including State and local highway and bridge programs; $709 million for environmental activities; $348 million for correctional services; $272 million for SUNY and CUNY; and $271 million for mental hygiene projects.

         Approximately 22 percent of capital projects spending in 1999-2000 is proposed to be financed with State "pay-as-you-go" resources. State-supported bond issuances, including general obligation bonds and lease-purchase/contractual obligations, finance 46 percent of capital projects spending, with federal grants financing the remaining 32 percent.

Debt Service Funds

         Debt Service Funds are used to account for the payment of principal and interest on long-term debt of the State and to meet commitments under lease-purchase and other contractual-obligation financing arrangements (see the section entitled "Debt and Other Financing

Activities --  Outstanding  Debt of the State and Certain  Authorities"  in this
AIS). This fund type is expected to comprise 3.8 percent of total governmental fund receipts in the 1998-99 fiscal year. Receipts in these funds in excess of debt service requirements may be transferred to the General Fund, Capital Projects Funds and Special Revenue Funds, pursuant to law.

         Disbursements from Debt Service Funds are estimated at $3.68 billion in 1999-2000, an increase of $384 million in debt service costs from 1998-99. The increase in debt service is primarily attributable to bonds previously issued in support of the following: $131 million for State and local highway and bridge programs financed by the Dedicated Highway and Bridge Trust Fund; $80 million for SUNY and CUNY higher education purposes, and $38 million for the mental hygiene programs financed through the Mental Health Services Fund. Disbursements on bonds for SUNY's upstate community colleges, previously appropriated as local aid, have now been reclassified as debt service spending.

Special Considerations

General

         The economic and financial condition of the State may be affected by various financial, social, economic and political factors. These factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the federal government, that are not under the control of the State. Because of the uncertainty and unpredictability of these factors, their impact cannot, as a practical matter, be included in the assumptions underlying the State's projections at this time.

         The State Financial Plan is based upon forecasts of national and State economic activity developed through both internal analysis and review of State and national economic forecasts prepared by commercial forecasting services and other public and private forecasters. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Many uncertainties exist in forecasts of both the national and State economies, including consumer attitudes toward spending, the extent of corporate and governmental restructuring, the condition of the financial sector, federal fiscal and monetary policies, the level of interest rates, and the condition of the world economy, which could have an adverse effect on the State. There can be no assurance that the State economy will not experience results in the current fiscal year that are corresponding material and adverse effects on the State's projections of receipts and disbursements. For a discussion of uncertainties in the current economic forecast, see the section entitled "Economic and Demographics -- Current Economic Outlook."

         Projections of total State receipts in the Financial Plan are based on the State tax structure in effect during the fiscal year and on assumptions relating to basic economic factors and their historical relationships to State tax receipts. In preparing projections of State receipts, economic forecasts relating to personal income, wages, consumption, profits and employment have been particularly important. The projection of receipts from most tax or revenue sources is generally made by estimating the change in yield of such tax or revenue source caused by economic and other factors, rather than by estimating the total yield of such tax or revenue source from its estimated tax base. The forecasting methodology, however, ensures that State fiscal year collection estimates for taxes that are based on a computation of annual liability, such as the business and personal income taxes, are consistent with estimates of total liability under such taxes.

         Projections of total State disbursements are based on assumptions relating to economic and demographic factors, levels of disbursements for various services provided by local governments (where the cost is partially reimbursed by the State), and the results of various administrative and statutory mechanisms in controlling disbursements for State operations. Factors that may affect the level of disbursements in the fiscal year include uncertainties relating to the economy of the nation and the State, the policies of the federal government, and changes in the demand for and use of State services.

         An additional risk to the State Financial Plan arises from the potential impact of certain litigation and of federal disallowances now pending against the State, which could adversely affect the State's projections of receipts and disbursements. The State Financial Plan assumes no significant litigation or federal disallowance or other federal actions that could affect State finances, but has significant reserves in the event of such an action, as indicated in the section entitled "Current Fiscal Year -- Fund Balances." For more information on litigation pending against the State, see the section entitled "Litigation" in this AIS.

         The Division of the Budget believes that its projections of receipts and disbursements relating to the current State Financial Plan, and the assumptions on which they are based, are reasonable. Actual results, however, could differ materially and adversely from the projections set forth in this AIS. In the past, the State has taken management actions to address potential Financial Plan shortfalls, and DOB believes it could take similar actions should variances occur in its projections for the current fiscal year.

         Despite recent budgetary surpluses recorded by the State, actions affecting the level of receipts and disbursements, the relative strength of the State and regional economy, and actions by the federal government have helped to create projected structural budget gaps for the State. These gaps result from a significant disparity between recurring revenues and the costs of maintaining or increasing the level of support for State programs. To address a potential imbalance in any given fiscal year, the State would be required to take actions to increase receipts and/or reduce disbursements as it enacts the budget for that year, and, under the State Constitution, the Governor is required to propose a balanced budget each year. There can be no assurance, however, that the Legislature will enact the Governor's proposals or that the State's actions will be sufficient to preserve budgetary balance in a given fiscal year or to align recurring receipts and disbursements in future fiscal years. For example, the fiscal effects of tax reductions adopted in the last several fiscal years (including 1998-99) are projected to grow more substantially beyond the 1998-99 fiscal year, with the incremental annual cost of all currently enacted tax reductions estimated at over $4 billion by the time they are fully effective in State fiscal year 2002-03. These actions will place pressure on future budget balance in New York State.

         The Division of Budget believes that its projections of receipts and disbursements relating to the 1999-2000 Executive Budget, and the assumptions on which they are based, are reasonable. The projections assume no changes in federal tax law, which could substantially alter the current receipts forecast. In addition, these projections do not include funding for new collective bargaining agreements after the current contracts expire on April 1, 1999. Each percentage increase in employee wages would add roughly $70 million in new Financial Plan costs. Collective bargaining commitments at current inflationary rates would increase labor costs by approximately $480 million by the end of the projection period.

         The State's outyear projections may change substantially as the budget process for 1999-2000 continues. For example, the Governor will propose amendments to the 1999-2000 Executive Budget, as permitted under law. These amendments, which will be reflected in a revised Financial Plan to be released on or before February 26, 1999, may materially and adversely impact the projections set forth in this Update and are likely to include additional funding for public schools. Actual results for the fiscal year may also differ materially and adversely from the projections set forth in this Update. Finally, the Legislature may not enact the Governor's proposals or the State's actions may be insufficient to preserve budgetary balance or to align recurring receipts and disbursements in either 1999-2000 or in future fiscal years.

         The fiscal effects of tax reductions adopted in the last several fiscal years and those proposed by the Governor in the 1999-2000 Executive Budget are projected to grow more substantially beyond the 1999-2000 fiscal year. The incremental annual cost of enacted or proposed tax reductions is estimated to peak at $2.1 billion in 2000-01, then gradually decline to about $1 billion in 2003-04.

         Over the long-term, uncertainties with regard to the economy present the largest potential risk to future budget balance in New York State. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by the lengthy expansion currently underway. The securities industry is more important to the New York economy than the national economy, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the forecast. Merging and downsizing by firms, as a consequence of deregulation or continued foreign competition, may also have more significant adverse effects on employment than expected. Finally, a "forecast error" of one percentage point in the estimated growth of receipts could cumulatively raise or lower results by over $1 billion by 2002.

         An ongoing risk to the State Financial Plan arises from the potential impact of certain litigation and federal disallowances now pending against the State, which could produce adverse effects on the State's projections of receipts and disbursements. The Financial Plan assumes no significant federal disallowances or other federal actions that could affect State finances. For more information on certain litigation pending against the State, see the section entitled "Litigation" in this Update and in the AIS.

         To guard against these risks, the State has projected reserves of $2.36 billion in 1999-2000, comprised of $1.79 billion that the Governor is proposing to set aside as a tax reduction reserve, $473 million in the Tax Stabilization Reserve Fund and $100 million in the Contingency Reserve Fund.

Year 2000 Compliance

         New York State is currently addressing Year 2000 ("Y2K") data processing compliance issues. Since its inception, the computer industry has used a two-digit date convention to represent the year. In the year 2000, the date field will contain "00" and, as a result, many computer systems and equipment may not be able to process dates properly or may fail since they may not be able to distinguish between the years 1900 and 2000. The Year 2000 issue not only affects computer programs, but also the hardware, software and networks they operate on. In addition, any system or equipment that is dependent on an embedded chip, such as telecommunication equipment and security systems, may also be adversely affected.

         In 1996, the State established the Year 2000 Date Change Initiative to facilitate and coordinate New York State's Y2K compliance effort. The Office for Technology ("OFT"), under the direction of the Governor's Office of State Operations, is responsible for monitoring the State's compliance progress and for providing assistance and resources to State agencies. Each agency is responsible for bringing their individual systems into Year 2000 compliance.
Year 2000 compliance has been identified by the Governor as New York State's number one technology priority.

         In 1997, OFF completed a risk assessment of 712 State data processing systems and prioritized those systems for purposes of Year 2000 compliance. The State has estimated that investments of at least $140 million will be required to bring the State's approximately 350 mission critical and high priority systems into Year 2000 compliance. Mission-critical systems are those that may impact the public health, safety and welfare of the State and its citizens, and for which failure could have a material and adverse impact on State operations. High-priority systems are critical for a State agency to fulfill its mission or deliver services. The State allocated over $117 million in centralized Year 2000 funding in 1998-99 to those agencies that maintain mission-critical and high-priority systems. Agencies are also expending funds from their capital budgets to address the Year 2000 compliance issue. The State is planning to spend an additional $19 million in 1999-2000 for Year 2000 embedded chip compliance, and is also making a contingent appropriation available for unforeseen emergencies. The Year 2000 compliance effort may require additional funding above amounts assumed in the State Financial Plan, but those amounts are not assumed to be material.

         OFIF is monitoring compliance progress for the State's mission-critical and high-priority systems and is reporting compliance progress to the Governor's office on a quarterly basis. As of December 1998, the State had completed 93 percent of overall compliance effort for its mission-critical systems; 18 systems are now Year 2000 compliant and the remaining systems are on schedule to be compliant by the first quarter of 1999. As of December 1998, the State has completed 70 percent of overall compliance effort on the high-priority systems; 168 systems are now Year 2000 compliant and the remaining systems are on schedule to be compliant by the second quarter of 1999. Compliance testing is expected to be completed by the end of calendar 1999.

         The State is also addressing a number of issues related to bringing its mission critical systems into compliance, including: testing throughout 1999 of over 800 data exchange interfaces with federal, state, local and private data partners; completion of an inventory of priority equipment and systems that may depend on embedded chips and may therefore need remediation in 1999; and contacting critical vendors and supply partners to obtain Year 2000 compliance status information and assurances.

         Since problems could be identified during the compliance testing phase that could produce compliance delays, the State is also requiring its agencies to complete contingency plans for priority systems and business processes by the first quarter of 1999. These plans will be integrated into the State Emergency Response Plan and coordinated by the State Emergency Management Office. In addition, the State Public Service Commission has ordered that all State regulated utilities complete Year 2000 activities for mission-critical systems, including contingency plans, by July 1, 1999. The State has also been working with local governments since December 1996 to raise awareness, promote action and provide assistance with Year 2000 compliance.

         While New York State is taking what it believes to be appropriate action to address Year 2000 compliance, there can be no guarantee that all of the State's systems and equipment will be Year 2000 compliant and that there will not be an adverse impact upon State operations or finances as a result. Since Year 2000 compliance by outside parties is beyond the State's control to remediate, the failure of outside parties to achieve Year 2000 compliance could have an adverse impact on State operations or finances as well.


                           Tax Refund Reserve Account

         Personal income tax net collections in recent years have been affected by the pattern of refund payments made and reflect transactions in the tax refund reserve account. The tax refund reserve account is used to hold moneys available to pay tax refunds. The Comptroller deposits into this account tax moneys in the amounts and at the times determined in the discretion of the Commissioner of Taxation and Finance. The deposit of moneys in the account during a fiscal year reduces receipts for such fiscal year, and the withdrawal of moneys from the account increases receipts in the fiscal year of withdrawal. The tax refund reserve account also includes amounts made available as a result of the LGAC financing program that are required to be on deposit in this account. Beginning in 1998-99, a portion of personal income tax collections will be deposited directly in the School Tax Reduction (STAR) Fund to be used to make payments to reimburse local governments for their revenue decreases due to the STAR program.


Cash-Basis Results for Prior Fiscal Years

         The State reports its financial results on two bases of accounting: the cash basis, showing receipts and disbursements; and the modified accrual basis, prescribed by Generally Accepted Accounting Principles (GAAP), showing revenues and expenditures. These financial terms are described in the Glossary of Financial Terms in Exhibit A to this Annual Information Statement.

General Fund 1995-96 through 1997-98

         The General Fund is the principal operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives most State taxes and other resources not dedicated to particular purposes. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types. A narrative description of cash-basis results in the General Fund is presented below. For a description of the principal State taxes and fees, see Exhibit B to this Annual Information Statement.

         New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from the issuance of tax and revenue anticipation notes (TRANs). A national recession, followed by the lingering economic slowdown in New York and the regional economy, resulted in repeated shortfalls in receipts and three budget deficits during those years. During its last six fiscal years, however, the State has recorded balanced budgets on a cash basis, with positive fund balances as described below.

1997-98 Fiscal Year

         The State ended its 1997-98 fiscal year in balance on a cash basis, with a General Fund cash surplus as reported by DOB of approximately $2.04 billion. The cash surplus was derived primarily from higher-than anticipated receipts and lower spending on welfare, Medicaid, and other entitlement programs.

         The General Fund had a closing balance of $638 million, an increase of $205 million from the prior fiscal year. The balance is held in three accounts within the General Fund: the Tax Stabilization Reserve Fund (TSRF), the Contingency Reserve Fund (CRF) and the Community Projects Fund (CPF). The TSRF closing balance was $400 million, following a required deposit of $15 million (repaying a transfer made in 1991-92) and an extraordinary deposit of $68 million made from the 1997-98 surplus. The CRF closing balance was $68 million, following a $27 million deposit from the surplus. The CPF, which finances legislative initiatives, closed the fiscal year with a balance of $170 million, an increase of $95 million. The General Fund closing balance did not include $2.39 billion in the tax refund reserve account, of which $521 million was made available as a result of the Local Government Assistance Corporation (LGAC) financing program and was required to be on deposit on March 31, 1998.

         General Fund receipts and transfers from other funds for the 1997-98 fiscal year (including net tax refund reserve account activity) totaled $34.55 billion, an annual increase of $1.51 billion, or 4.57 percent over 199697. General Fund disbursements and transfers to other funds were $34.35 billion, an annual increase of $1.45 billion or 4.41 percent.

1996-97 Fiscal Year

         The State ended its 1996-97 fiscal year on March 31, 1997 in balance on a cash basis, with a General Fund cash surplus as reported by DOB of approximately $1.42 billion. The cash surplus was derived primarily from higher-than-expected receipts and lower-than-expected spending for social services programs.

         The General Fund closing balance was $433 million, an increase of $146 million from the 1995-96 fiscal year. The balance included $317 million in the TSRF, after a required deposit of $15 million and an additional deposit of $65 million in 1996-97. In addition, $41 million remained on deposit in the CRF. The remaining $75 million reflected amounts then on deposit in the Community Projects Fund. The General Fund closing balance did not include

$1.86 billion in the tax refund reserve account, of which $521 million was made available as a result of the LGAC financing program and was required to be on deposit as of March 31, 1997.

         General Fund receipts and transfers from other funds for the 1996-97 fiscal year totaled $33.04 billion, an increase of 0.7 percent from the previous fiscal year (including net tax refund reserve account activity). General Fund disbursements and transfers to other funds totaled $32.90 billion for the 1996-97 fiscal year, an increase of 0.7 percent from the 1995-96 fiscal year.

1995-96 Fiscal Year

         The State ended its 1995-96 fiscal year on March 31, 1996 with a General Fund cash surplus, as reported by DOB, of $445 million. The cash surplus was derived from higher-than-expected receipts, savings generated through agency cost controls, and lower-than-expected welfare spending.

         The General Fund closing fund balance was $287 million, an increase of $129 million from 1994-95 levels. The $129 million change in fund balance is attributable to a $65 million voluntary deposit to the TSRF, a $15 million required deposit to the TSRF, a $40 million deposit to the CRF, and a $9 million deposit to the Revenue Accumulation Fund. The closing fund balance included $237 million on deposit in the TSRF. In addition, $41 million was on deposit in the CRF. The remaining $9 million reflected amounts then on deposit in the Revenue

Accumulation Fund. The General Fund closing balance did not include $678 million in the tax refund reserve account of which $521 million was made available as a result of the LGAC financing program and was required to be on deposit as of March 31, 1996.

         General Fund receipts and transfers from other funds (including net refund reserve account activity) totaled $32.81 billion, a decrease of 1.1 percent from 1994-95 levels. General Fund disbursements and transfers to other funds totaled $32.68 billion for the 1995-96 fiscal year, a decrease of 2.2 percent from 1994-95 levels.

Other Governmental Funds (1995-96 through 1997-98)

         Activity in the three other governmental funds has remained relatively stable over the last three fiscal years, with federally-funded programs comprising approximately two-thirds of these funds. The most significant change in the structure of these funds has been the redirection of a portion of transportation-related revenues from the General Fund to two new dedicated funds in the Special Revenue and Capital Projects fund types. These revenues are used to support the capital programs of the Department of Transportation and the Metropolitan Transportation Authority (MTA).

         In the Special Revenue Funds, disbursements increased from $26.26 billion to $27.65 billion over the last three years, primarily as a result of increased costs for the federal share of

Medicaid. Other activity reflected dedication of taxes to a new fund for mass transportation, new lottery games, and new fees for criminal justice programs.

         Disbursements in the Capital Projects Funds declined over the three year period from $3.97 billion to $3.56 billion as spending for miscellaneous capital programs decreased, partially offset by increases for mental hygiene, health and environmental programs. The composition of this fund type's receipts also changed as the dedicated transportation taxes began to be deposited, general obligation bond proceeds declined substantially, federal grants remained stable, and reimbursements from public authority bonds (primarily transportation related) increased.

         Activity in the Debt Service Funds reflected increased use of bonds during the three-year period for improvements to the State's capital facilities and the continued costs of the LGAC fiscal reform program. The increases were moderated by the refunding savings achieved by the State over the last several years using strict present value savings criteria. The growth in LGAC debt service was offset by reduced short-term borrowing costs reflected in the General Fund (see "Debt and Other Financing Activities -- Local Government Assistance Corporation").

GAAP-Basis Results for Prior Fiscal Years

         The Comptroller prepares a comprehensive annual financial report on a GAAP basis for governments as promulgated by the Governmental Accounting Standards Board. The report, generally released in July each year, contains general purpose financial statements with a Combined Balance Sheet and its Combined Statement of Revenues, Expenditures and Changes in Fund Balances. These statements are audited by independent certified public accountants. The following table summarizes recent governmental funds results on a GAAP basis. For information regarding the State's account and financial reporting requirements, see the section entitled "State Organization -- Accounting, Financial Reporting and Budgeting."

         General Purpose Financial Statements of the State for the fiscal year ended March 31, 1998 will be available on or before July 28, 1998. Copies of the 1997 report (and of the 1998 report when it is available) may be obtained from the Director of Financial Reporting at the Office of the State Comptroller, Gov. A.E. Smith Building, Albany, N.Y. 12236 (Tel. 518-473-8977).

1997-98 Fiscal Year

         The State completed its 1997-98 fiscal year with a combined Governmental Funds operating surplus of $1.80 billion, which included operating surpluses in the General Fund ($1.56 billion), in Capital Projects Funds ($232 million) and in Special Revenue Funds ($49 million), offset in part by an operating deficit in Debt Service Funds ($43 million).

General Fund

         The State reported a General Fund operating surplus of $1.56 million for the 1997-98 fiscal year, as compared to an operating surplus of $1.93 billion for the 1996-97 fiscal year. As a result, the State reported an accumulated surplus of $567 million in the General Fund for the first time since it began reporting its operations on a GAAP basis. The 1997-98 fiscal year operating surplus resulted in part from higher-than-anticipated personal income tax receipts, an increase in taxes receivable of $681 million, an increase in other assets of $195 million and a decrease in pension liabilities of $144 million. These gains were partially offset by an increase in payables to local governments of $308 million and tax refunds payable of $147 million.

         Revenues increased $617 million (1.8 percent) over the prior fiscal year, with increases in personal income, consumption and use, and business taxes, and decreases reported for other taxes, federal grants and miscellaneous revenues. Personal income taxes grew $746 million, an increase of nearly 4.2 percent. The increase in personal income taxes resulted from strong employment and wage growth and the strong performance by the financial markets during 1997. Consumption and use taxes increased $334 million, or 5.0 percent, spurred by increased consumer confidence. Business taxes grew $28 million, an increase of
0.5 percent. Other taxes fell primarily because revenues for estate and gift taxes decreased. Miscellaneous revenues decreased $380 million, or 12.7 percent decrease, due to a decline in receipts from the Medical Malpractice Insurance Association and from medical provider assessments.

         Expenditures increased $147 million (0.4 percent) from the prior fiscal year, with the largest increases occurring in education and social services. Education expenditures grew $391 million (3.6 percent), mainly due to an increase in State support for public schools. This growth was offset, in part, by a reduction in spending for municipal and community colleges. Social services expenditures increased $233 million (2.6 percent) to fund growth in these programs.
Increases in other State aid spending were offset by a decline in general purpose aid of $235 million (28.8 percent) due to statutory changes in the payment schedule. Increases in personal and non-personal service costs were offset by a decrease in pension contributions of $660 million, a result of the refinancing of the State's pension amortization that occurred in 1997.

         Net other financing sources decreased $841 million (68.2 percent) due to the nonrecurring use of bond proceeds ($769 million) provided by DASNY to pay the outstanding pension amortization liability incurred in 1997.

Special Revenue, Debt Service and Capital Projects Fund Types

         An operating surplus of $49 million was reported for the Special Revenue Funds for the 1997-98 fiscal year, which increased the accumulated fund balance to $581 million. Revenues rose by $884 million over the prior fiscal year (3.3 percent) as a result of increases in tax and federal grant revenues. Expenditures increased $795 million (3.3 percent) as a result of increased local assistance grants. Net other financing uses decreased $105 million (3.3 percent).

         Debt Service Funds ended the 1997-98 fiscal year with an operating deficit of $43 million and, as a result, the accumulated fund balance declined to $1.86 billion. Revenues increased

$246 million (10.6 percent) as a result of increases in dedicated taxes. Debt service expenditures increased $341 million (14.4 percent). Net other financing sources increased $89 million (401.3 percent) due primarily to savings achieved through advance refundings of outstanding bonds.

         An operating surplus of $232 million was reported in the Capital Projects Funds for the State's 1997-98 fiscal year and, as a result, the accumulated deficit in this fund type decreased to $381 million. Revenues increased $180 million (8.6 percent) primarily as a result of a $54 million increase in dedicated tax revenues and an increase of $101 million in federal grants for transportation and local waste water treatment projects. Expenditures increased $146 million (4.5 percent) primarily as a result of increased capital construction spending for transportation and local waste-water treatment projects. Net other financing sources increased by $ 100 million primarily as a result of a decrease 'in transfers to certain public benefit corporations engaged in housing programs.


1996-97 Fiscal Year

         The State completed its 1996-97 fiscal year with a combined Governmental Funds operating surplus of $2.1 billion, which included an operating surplus in the General Fund of $1.9 billion, in the Capital Projects Funds of $98 million and in the Special Revenue Funds of $65 million, offset in part by an operating deficit of $37 million in the Debt Service Funds.

General Fund

         The State reported a General Fund operating surplus of $1.93 billion for the 1996-97 fiscal year, as compared to an operating surplus of $380 million for the prior fiscal year. The 1996-97 fiscal year GAAP operating surplus reflects several major factors, including the cash basis operating surplus, the benefit of bond proceeds which reduced the State's pension liability, an increase in taxes receivable of $493 million, and a reduction in tax refund liabilities of $196 million. This was offset by an increased payable to local governments of $244 million.

         Revenues increased $1.91 billion (nearly 6.0 percent) over the prior fiscal year with increases in all revenue categories. Personal income taxes grew $620 million, an increase of nearly 3.6 percent, despite the implementation of scheduled tax cuts. The increase in personal income taxes was caused by moderate employment and wage growth and the strong financial markets during 1996. Consumption and use taxes increased $179 million or 2.7 percent as a result of increased consumer confidence. Business taxes grew $268 million, an increase of
5.6 percent, primarily as a result of the strong financial markets during 1996. Other taxes increased primarily because revenues from estate and gift taxes increased. Miscellaneous revenues increased $743 million, a 33.1 percent increase, because of legislated increases in receipts from the Medical Malpractice Insurance Association and from medical provider assessments.

         Expenditures increased $830 million (2.6 percent) from the prior fiscal year, with the largest increase occurring in pension contributions and State aid for education spending. Pension contribution expenditures increased $514 million (198.2 percent) primarily because the State paid off its 1984-85 and 1985-86 pension amortization liability. Education expenditures grew $351 million (3.4 percent) due mainly to an increase in spending for support for public schools and physically handicapped children offset by a reduction in spending for municipal and community colleges. Modest increases in other State aid spending was offset by a decline in social services expenditures of $157 million (1.7 percent). Social services spending continues to decline because of cost containment strategies and declining caseloads.

         Net other financing sources increased $475 million (62.6 percent) due mainly to bond proceeds provided by the Dormitory Authority of the State of New York (DASNY) to pay the outstanding pension amortization, offset by elimination of prior year LGAC proceeds.

Special Revenue, Debt Service and Capital Projects Fund Types

         An operating surplus of $65 million was reported for the Special Revenue Funds for the 1996-97 fiscal year, increasing the accumulated fund balance to $532 million. Revenues increased $583 million over the prior fiscal year (2.2 percent) as a result of increases in tax and lottery revenues. Expenditures increased $384 million (1.6 percent) as a result of increased costs for departmental operations. Net other financing uses decreased $275 million (8.0 percent) primarily because of declines in amounts transferred to other funds.

         Debt Service Funds ended the 1996-97 fiscal year with an operating deficit of $37 million and, as a result, the accumulated fund balance declined to $1.90 billion. Revenues increased $102 million (4.6 percent) because of increases in both dedicated taxes and mental hygiene patient fees. Debt service expenditures increased $47 million (2.0 percent). Net other financing sources decreased $277 million (92.6 percent) due primarily to an increase in payments on advance refundings.

         An operating surplus of $98 million was reported in the Capital Projects Funds for the State's 1996-97 fiscal year and, as a result, the accumulated fund deficit decreased to $614 million. Revenues increased $100 million (5.0 percent) primarily because a larger share of the real estate transfer tax was shifted to the Environmental Protection Fund and federal grant revenues increased for transportation and local waste water treatment projects. Expenditures decreased $359 million (10.0 percent) because of declines in capital grants for education, housing and regional development programs and capital construction spending. Net other financing sources decreased by $637 million as a result of a decrease in proceeds from financing arrangements.

1995-96 Fiscal Year

         The State completed its 1995-96 fiscal year with a combined Governmental Funds operating surplus of $432 million, which included an operating surplus in the General Fund of $380 million, in the Capital Projects Funds of $276 million and in the Debt Service Funds of $185 million, offset in part by an operating deficit of $409 million in the Special Revenue Funds.

General Fund

         The State reported a General Fund operating surplus of $380 million for the 1995-96 fiscal year, as compared to an operating deficit of $1.43 billion for the prior fiscal year. The 1995-96 fiscal year surplus reflects several major factors, including the cash-basis surplus and the benefit of $529 million in LGAC bond proceeds which were used to fund various local assistance programs. This was offset in part by a $437 million increase in tax refund liability primarily resulting from the effects of ongoing tax reductions and (to a lesser extent) changes in accrual measurement policies, and increases in various other expenditure accruals.

         Revenues increased $530 million (nearly 1.7 percent) over the prior fiscal year with an increase in personal income taxes and miscellaneous revenues offset by decreases in business and other taxes. Personal income taxes grew $715 million, an increase of 4.3 percent. The increase in personal income taxes was caused by moderate employment and wage growth and the strong financial markets during 1995. Business taxes declined $295 million or
5.8 percent, resulting primarily from changes in the tax law that modified the distribution of taxes between the General Fund and other fund types, and reduced business tax liability. Miscellaneous revenues increased primarily because of an increase in receipts from medical provider assessments.

         Expenditures decreased $716 million (2.2 percent) from the prior fiscal year with the largest decrease occurring in State aid for social services program and State operations spending. Social services expenditures decreased $739 million (7.5 percent) due mainly to implementation of cost containment strategies by the State and local governments, and reduced caseloads. General purpose and health and environment expenditures grew $139 million (20.2 percent) and $121 million (33.3 percent), respectively. Health and environment spending increased as a result of increases enacted in 1995-96. In State operations, personal service costs and fringe benefits declined $241 million (3.8 percent) and $55 million (3.6 percent), respectively, due to staffing reductions. The decline in non-personal service costs of $170 million (8.6 percent) was caused by a decline in the litigation accrual. Pension contributions increased $103 million (66.4 percent) as a result of the return to the aggregate cost method used to determine employer contributions.

         Net other financing sources nearly tripled, increasing $561 million, due primarily to an increase in bonds issued by LGAC, a transfer from the Mass Transportation Operating Assistance Fund and transfers from public benefit corporations.

Special Revenue, Debt Service and Capital Projects Fund Types

         An operating deficit of $409 million was reported for Special Revenue Funds for the 1995-96 fiscal year which decreased the accumulated fund balance to $468 million. Revenues increased $1.45 billion over the prior fiscal year (5.8 percent) as a result of increases in federal grants and lottery revenues. Expenditures increased $1.21 billion (5.4 percent) as a result of increased costs for social services programs and an increase in the distribution of lottery proceeds to school districts. Other financing uses increased $693 million (25.1 percent) primarily because of an increase in federal reimbursements transferred to other funds.

         Debt Service Funds ended the 1995-96 fiscal year with an operating surplus of over $185 million and, as a result the accumulated fund balance increased to $1.94 billion. Revenues increased $10 million (0.5 percent) because of increases in both dedicated taxes and mental hygiene patient fees. Debt service expenditures increased $201 million (9.5 percent). Net other financing sources increased threefold to $299 million, due primarily to increases in patient reimbursement revenues.

         An operating surplus of $276 million was reported in the Capital Projects Funds for the State's 1995-96 fiscal year and, as a result, the accumulated deficit fund balance in this fund type decreased to $712 million. Revenues increased $260 million (14.9 percent) primarily because a larger share of the petroleum business tax was shifted from the General Fund to the Dedicated Highway and Bridge Trust Fund, and due to an increase in federal grant revenues for transportation and local waste water treatment projects. Capital Projects Funds expenditures increased $194 million (5.7 percent) in State fiscal year 1995-96 because of increased expenditures for education and health and environmental projects. Net other financing sources increased by $577 million as a result of an increased in proceeds from financing arrangements.

                           Economics and Demographics

         This section presents economic information about the State which may be relevant in evaluating the future prospects of the State. However, the demographic information and statistical data, which have been obtained from the sources indicated, do not present all factors which may have a bearing on the State's fiscal and economic affairs. Further, such information requires economic and demographic analysis in order to assess the import of the data presented. The data and analysis may be interpreted differently, according to the economist or other expert consulted.

Current Economic Outlook

         The State Financial Plan is based upon a February 1998 projection by DOB of national and State economic activity. The information in this section and in the tables below summarize the national and State economic situation and outlook upon which projections of receipts and certain disbursements were made for the 1998-99 Financial Plan.

         The national economy has maintained a robust rate of growth during the past six quarters as the expansion, which is well into its seventh year, continues. Since early 1992, approximately 16 1/2 million jobs have been added nationally. The State economy has also continued to expand, but growth remains somewhat slower than in the nation. Although the State has added over 400,000 jobs since late 1992, employment growth in the State has been hindered during recent years by significant cutbacks in the computer and instrument manufacturing, utility, defense, and banking industries. Government downsizing has also moderated these job gains.

         The State has updated its mid-year forecast of national and State economic activity through the end of calendar year 2000. At the national level, although the current projected nominal growth rate for 1999 represents only a small change from the earlier forecast, in real, inflation-adjusted terms, the annual growth rate is now anticipated to be significantly higher than had been previously predicted. However, even with the upward adjustment in the forecast, economic growth nationally during both 1999 and 2000 is still expected to be slower than it was during 1998. The financial and economic turmoil which started in Asia and has spread to other parts of the world is expected to continue to negatively affect U. S. trade balances throughout most of 1999 and could reduce
U. S. economic growth even more than projected. In addition, growth in domestic consumption, which has been a major driving force behind the nation's strong economic performance in recent years, is forecasted to slow in 1999 as consumer confidence retreats from historic highs and stock market gains cease to provide massive amounts of extra discretionary income. However, the lower short-term interest rates which are projected to be in force during 1999 are expected to help prevent a more severe drop in overall economic growth.

         The revised forecast projects real Gross Domestic Product ("GDP") growth of 2.4 percent in 1999, well below the projected 1998 growth rate of 3.7 percent. In 2000, real GDP growth is expected to continue at a similar pace, increasing by 2.3 percent. The growth of nominal GDP is projected to decline from 4.8 percent in 1998 to 3.6 percent in 1999, then rise somewhat to 4.0 percent in 2000. Inflation is expected to exceed the extremely low rate of 1998, but still stay well controlled, with price increases of slightly over two percent in both 1999 and 2000. The annual rate of job growth is expected to decrease from 2.6 percent in 1998 to 2.0 percent in 1999 and 1.5 percent in 2000. Growth in both personal income and wages is also expected to slow somewhat in 1999 and again in 2000, while corporate profits are projected to continue the lackluster performance which began in 1998.

         The State economic forecast has been modified for 1999 and 2000 from the one used in earlier updates of the Financial Plan. Continued growth is projected in 1999 and 2000 for employment, wages, and personal income, although the growth is expected to moderate from the 1998 pace. However, a continuation of international financial and economic turmoil may result in a sharper slowdown than currently projected. Personal income is estimated to have grown by 4.9 percent in 1998, fueled in part by a continued large increase in financial sector bonus payments at the beginning of the year, and is projected to grow by
4.2 percent in 1999 and 4.0 percent in 2000. Increases in bonus payments in 1999 and 2000 are projected to be modest, a distinct shift from the torrid rate of the last few years. Overall employment growth is anticipated to continue at a modest rate, reflecting the slowing growth in the national economy, continued spending restraint in government, and restructuring in the manufacturing, health care, social service, and banking sectors.


         The forecast for continued growth, and any resultant impact on the State's 1998-99 Financial Plan, contains some uncertainties. Stronger-than-expected gains in employment and wages could lead to surprisingly strong growth in consumer spending. Investments could also remain robust. Conversely, net exports could plunge even more sharply than expected, with adverse impacts on the growth of both consumer spending and investment. The inflation rate may differ significantly from expectations due to the upward pressure of a tight labor market and the downward pressure of price reductions emanating from the economic weakness in Asia. In addition, the State economic forecast could over- or underestimate the level of future bonus payments or inflation growth, resulting in forecasted average wage growth that could differ significantly from actual growth. Similarly, the State forecast could fail to correctly account for declines in banking employment and the direction of employment change that is likely to accompany telecommunications and energy deregulation.

The New York Economy

         New York is the third most populous state in the nation and has a relatively high level of personal wealth. The State's economy is diverse, with a comparatively large share of the nation's finance, insurance, transportation, communications and services employment, and a very small share of the nation's farming and mining activity. The State's location and its excellent air transport facilities and natural harbors have made it an important link in international commerce. Travel and tourism constitute an important part of the economy. Like the rest of the nation, New York has a declining proportion of its workforce engaged in manufacturing, and an increasing proportion engaged in service industries.

         Services: The services sector, which includes entertainment, personal services, such as health care and auto repairs, and business-related services, such as information processing, law and accounting, is the State's leading economic sector. The services sector accounts for more than three of every ten nonagricultural jobs in New York and has a noticeably higher proportion of total jobs than does the rest of the nation.

         Manufacturing: Manufacturing employment continues to decline in importance in New York, as in most other states, and New York's economy is less reliant on this sector than is the nation. The principal manufacturing industries in recent years produced printing and publishing materials, instruments and related products, machinery, apparel and finished fabric products, electronic and other electric equipment, food and related products, chemicals and allied products, and fabricated metal products.

         Trade: Wholesale and retail trade is the second largest sector in terms of nonagricultural jobs in New York but is considerably smaller when measured by income share. Trade consists of wholesale businesses and retail businesses, such as department stores and eating and drinking establishments.

         Finance, Insurance and Real Estate: New York City is the nation's leading center of banking and finance and, as a result, this is a far more important sector in the State than in the nation as a whole. Although this sector accounts for under one-tenth of all nonagricultural jobs in the State, it contributes over one-sixth of all nonfarm labor and proprietors' income.

         Agriculture: Farming is an important part of the economy of large regions of the State, although it constitutes a very minor part of total State output. Principal agricultural products of the State include milk and dairy products, greenhouse and nursery products, apples and other fruits, and fresh vegetables. New York ranks among the nation's leaders in the production of these commodities.

         Government: Federal, State and local government together are the third largest sector in terms of nonagricultural jobs, with the bulk of the employment accounted for by local governments. Public education is the source of nearly one-half of total state and local government employment.

         The importance of the different sectors of the State's economy relative to the national economy is shown in the following table, which compares nonagricultural employment and income by industrial categories for the State and the nation as a whole. Relative to the nation, the State has a smaller share of manufacturing and construction and a larger share of service-related industries. The State's finance, insurance, and real estate share, as measured by income, is particularly large relative to the nation. The State is likely to be less affected than the nation as a whole during an economic recession that is concentrated in manufacturing and construction, but likely to be more affected during a recession that is concentrated in the service-producing sector.

Economic and Demographic Trends

         In the calendar years 1987 through 1997, the State's rate of economic growth was somewhat slower than that of the nation. In particular, during the 1990-91 recession and post-recession period, the economy of the State, and that of the rest of the Northeast, was more heavily damaged than that of the nation as a whole and has been slower to recover. The total employment growth rate in the State has been below the national average since 1987. The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991; since then, it has been higher. According to data published by the US Bureau of Economic Analysis, total personal income in the State has risen more slowly than the national average since 1988. Total State nonagricultural employment has declined as a share of national nonagricultural employment. State per capita personal income has historically been significantly higher than the national average, although the ratio has varied substantially. Because the City is a regional employment center for a multi-state region, State personal income measured on a residence basis understates the relative importance of the State to the national economy and the size of the base to which State taxation applies. The following table compares per capita personal income for the State and the nation.


                       Debt and Other Financing Activities

Legal Categories of State Debt and Other Financings

         State financing activities include general obligation debt of the State and State-guaranteed debt, to which the full faith and credit of the State has been pledged, as well as lease-purchase and contractual-obligation financings, moral obligation financings and other financings through public authorities and municipalities, where the State's legal obligation to make payments to those public authorities and municipalities for their debt service is subject to annual appropriation by the Legislature. These categories are described in the Glossary of Financial Terms in Exhibit A and in more detail below.

General Obligation and State-Guaranteed Financing

         There are a number of methods by which the State itself may incur debt. The State may issue general obligation bonds. Under the State Constitution, the State may not, with limited exceptions for emergencies, undertake long-term general obligation borrowing (i.e., borrowing for more than one year) unless the borrowing is authorized in a specific amount for a single work or purpose by the Legislature and approved by the voters. There is no limitation on the amount of long-term general obligation debt that may be so authorized and subsequently incurred by the State. With the exception of general obligation housing bonds (which must be paid in equal annual installments or installments that result in substantially level or declining debt service payments, within 50 years after issuance, commencing no more than three years after issuance), general obligation bonds must be paid in equal annual installments or installments that result in substantially level or declining debt service payments, within 40 years after issuance, beginning not more than one year after issuance of such bonds.

         The State may undertake  short-term  borrowings  without voter approval
(i) in anticipation of the receipt of taxes and revenues, by issuing tax and revenue anticipation notes (TRANs), and (ii) in anticipation of the receipt of proceeds from the sale of duly authorized but unissued general obligation bonds, by issuing bond anticipation notes (BANs). TRANs must mature within one year from their dates of issuance and may not be refunded or refinanced beyond such period. However, since 1990 the State's ability to issue TRANs has been limited due to enactment of the fiscal reform program which created LGAC (see "Local Government Assistance Corporation" below). BANs may only be issued for the purposes and within the amounts for which bonds may be issued pursuant to voter authorizations. Such BANs must be paid from the proceeds of the sale of bonds in anticipation of which they were issued or from other sources within two years of the date of issuance or, in the case of BANs for housing purposes, within five years of the date of issuance. In order to provide flexibility within these maximum term limits, the State has utilized the BANs authorization to conduct a commercial paper program to fund disbursements eligible for general obligation bond financing.

         Pursuant to specific constitutional authorization, the State may also directly guarantee certain public authority obligations. The State Constitution provides for the State guarantee of the repayment of certain borrowings for designated projects of the New York State Thruway Authority, the Job Development Authority and the Port Authority of New York and New Jersey. The State has never been called upon to make any direct payments pursuant to such guarantees. State guaranteed bonds of the Port Authority of New York and New Jersey were fully retired on December 31, 1996. State guaranteed bonds issued by the Thruway Authority were fully retired on July 1, 1995.

         In February 1997, the Job Development Authority (JDA) issued approximately $85 million of State guaranteed bonds to refinance certain of its outstanding bonds and notes in order to restructure and improve JDA's capital finances. Due to concerns regarding the economic viability of its programs, JDA's loan and loan guarantee activities were suspended in 1995. JDA recently resumed its lending activities under a revised set of lending programs and underwriting guidelines. As a result of the structural imbalances in JDA's capital structure, and defaults in its loan portfolio and loan guarantee program incurred between 1991 and 1996, JDA would have experienced a debt service cash flow shortfall had it not completed the 1997 refinancing. JDA anticipates that it will transact additional refinancings in 1999, 2000 and 2003 to complete its long-term plan of finance and further alleviate cash flow imbalances which are likely to occur in future years. The State does not anticipate that it will be called upon to make any payments pursuant to the State guarantee in the 1998-99 fiscal year.

         Payments   of  debt   service   on   State   general   obligation   and
State-guaranteed bonds and notes are legally enforceable obligations of the State.

Lease-Purchase and Contractual-Obligation Financing

         The State employs additional long-term financing mechanisms, lease-purchase and contractual-obligation financings, which involve obligations of public authorities or municipalities that are State-supported but not general obligations of the State. Under these financing arrangements, certain public authorities and municipalities have issued obligations to finance the construction and rehabilitation of facilities or the acquisition and rehabilitation of equipment, and expect to meet their debt service requirements through the receipt of rental or other contractual payments made by the State. Although these financing arrangements involve a contractual agreement by the State to make payments to a public authority, municipality or other entity, the State's obligation to make such payments is generally expressly made subject to appropriation by the Legislature and the actual availability of money to the State for making the payments.

The State has also entered into a financing arrangement with LGAC to restructure the way the State makes certain local aid payments (see "Local Government Assistance Corporation" below).

         The State also participates in the issuance of certificates of participation (COPs) in a pool of leases entered into by the State's Office of General Services on behalf of several State departments and agencies interested in acquiring operational equipment, or in certain cases, real property. Legislation enacted in 1986 established restrictions upon and centralized State control, through the Comptroller and the Director of the Budget, over the issuance of COPs representing the State's contractual obligation, subject to annual appropriation by the Legislature and availability of money, to make installment or lease-purchase payments for the State's acquisition of such equipment or real property.

         The State has never defaulted on any of its general obligation indebtedness or its obligations under lease purchase or contractual-obligation financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees.

Moral Obligation and Other Financing

         Moral obligation financing generally involves the issuance of debt by a public authority to finance a revenue-producing project or other activity. The debt is secured by project revenues and includes statutory provisions requiring the State, subject to appropriation by the Legislature, to make up any deficiencies which may occur in the issuer's debt service reserve fund. There has never been a default on any moral obligation debt of any public authority. The State does not intend to increase statutory authorizations for moral obligation bond programs. From 1976 through 1987, the State was called upon to appropriate and make payments totaling $162.8 million to make up deficiencies in the debt service reserve funds of the Housing Finance Agency (HFA) pursuant to moral obligation provisions. In the same period, the State also expended additional funds to assist the Project Finance Agency, the Urban Development Corporation (UDC) and other public authorities which had moral obligation debt outstanding. The State has not been called upon to make any payments pursuant to any moral obligations since the 1986-87 fiscal year and no such requirements are anticipated during the 1998-99 fiscal year.

         In addition to the moral obligation financing arrangements described above, State law provides for the creation of State municipal assistance corporations, which are public authorities established to aid financially troubled localities. The Municipal Assistance Corporation for the City of New York (NYC MAC) was created in 1975 to provide financing assistance to New York City. To enable NYC MAC to pay debt service on its obligations, NYC MAC receives, subject to annual appropriation by the Legislature, receipts from the 4 percent New York State sales tax for the benefit of New York City, the State-imposed stock transfer tax and, subject to certain prior liens, certain local assistance payments otherwise payable to New York City. The legislation creating NYC MAC also includes a moral obligation provision. Under its enabling legislation, NYC MAC's authority to issue moral obligation bonds and notes (other than refunding bonds and notes) expired on December 31, 1984. In 1995, the State created the

Municipal Assistance Corporation for the City of Troy (Troy MAC). The bonds issued by Troy MAC do not include the moral obligation provisions.

         The State also provides for contingent contractual-obligation financing for the Secured Hospital Program pursuant to legislation enacted in 1985. Under this financing method, the State entered into service contracts which obligate the State to pay debt service, subject to annual appropriations, on bonds formerly issued by the New York State Medical Care Facilities Finance Agency (MCFFA) and now included as debt of the DASNY in the event there are shortfalls of revenues from other sources. The State has never been required to make any payments pursuant to this financing arrangement, nor does it anticipate being required to do so during the 1998-99 fiscal year. The legislative authorization to issue bonds under this program expired on March 1, 1998.

Local Government Assistance Corporation

         In 1990, as part of a State fiscal reform program, legislation was enacted creating LGAC, a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments that had been traditionally funded through the State's annual seasonal borrowing. The legislation authorized LGAC to issue its bonds and notes in an amount to yield net proceeds not in excess of $4.7 billion (exclusive of certain refunding bonds). Over a period of years, the issuance of these long-term obligations, which are to be amortized over no more than 30 years, was expected to eliminate the need for continued short-term seasonal borrowing.

The legislation also dedicated revenues equal to one-quarter of the four cent State sales and use tax to pay debt service on these bonds. The legislation also imposed a cap on the annual seasonal borrowing of the State at $4.7 billion, less net proceeds of bonds issued by LGAC and bonds issued to provide for capitalized interest, except in cases where the Governor and the legislative leaders have certified the need for additional borrowing and provided a schedule for reducing it to the cap. If borrowing above the cap is thus permitted in any fiscal year, it is required by law to be reduced to the cap by the fourth fiscal year after the limit was first exceeded. This provision capping the seasonal borrowing was included as a covenant with LGAC's bondholders in the resolution authorizing such bonds.

         As of June 1995, LGAC had issued bonds and notes to provide net proceeds of $4.7 billion, completing the program. The impact of LGAC's borrowing, as well as other changes in revenue and spending patterns, is that the State has been able to meet its cash flow needs throughout the fiscal year without relying on short-term seasonal borrowings.

1998-99 Borrowing Plan

         The State anticipates that its capital programs will be financed, in part through borrowings by the State and its public authorities in the 1998-99 fiscal year. The projection of State borrowings for the 1998-99 fiscal year is subject to change as market conditions, interest rates and other factors vary throughout the fiscal year.

         The State expects to issue $528 million in general obligation bonds (including $154 million for purposes of redeeming outstanding BANs) and $154 million in general obligation commercial paper. The State also anticipates the issuance of up to a total of $419 million in Certificates of Participation to finance equipment purchases (including costs of issuance, reserve funds, and other costs) during the 1998-99 fiscal year. Of this amount, it is anticipated that approximately $191 million will be issued to finance agency equipment acquisitions, including amounts to address Statewide technology issues related to Year 2000 compliance. Approximately $228 million will also be issued to finance equipment acquisitions for welfare reform-related information technology systems.

         As described below, efforts to reduce debt, unanticipated delays in the advancement of certain projects and revisions to estimated proceeds needs will modestly reduce projected borrowings in 1998-99. The State's 1998-99 borrowing plan now projects issuances of $331 million in general obligation bonds (including $154 million for purposes of redeeming outstanding BANS) and $154 million in general obligation commercial paper. The State has issued $179 million in Certificates of Participation to finance equipment purchases (including costs of issuance, reserve funds, and other costs) during the 1998-99 fiscal year. Of this amount, it is anticipated that approximately $83 million will be used to finance agency equipment acquisitions, and $96 million to address Statewide technology issues related to Year 2000 compliance. Approximately $228 million for information technology related to welfare reform, originally anticipated to be issued during the 1998-99 fiscal year, is now expected to be delayed until 1999-2000.

         Borrowings  by  public  authorities   pursuant  to  lease-purchase  and
contractual-obligation financings for capital programs of the State are projected to total approximately $2.85 billion, including costs of issuance, reserve funds, and other costs, net of anticipated refundings and other adjustments in 1998-99. Included therein are borrowings by: (i) Dormitory Authority of the State of New York (DASNY) for the State University of New York
(SUNY); the City University of New York (CUNY); health, mental health and educational facilities including the State Education Department; new facilities for the Office of the State Comptroller and the New York State and Local Retirement Systems; and for parking facilities; (ii) the Thruway Authority for the Dedicated Highway and Bridge Trust Fund and Consolidated Highway Improvement Program; (iii) Urban Development Corporation (UDC) (doing business as the Empire State Development Corporation) for prison and sports facilities; (iv) Housing Finance Authority (HFA) for housing programs; and (v) the Environmental Facilities Corporation (EFC) and the Energy Research and Development Authority
(ERDA) for environmental projects. This includes an estimated $247 million to be issued for the Community Enhancement Facilities Assistance Program (CEFAP) for economic development purposes, consisting of sports facilities, cultural institutions, transportation, infrastructure and other community facility projects. Four public authorities (Thruway Authority, DASN-Y, UDC and HFA) are authorized to issue bonds to finance a total of $425 million of CEFAP projects under this program. The 1999-2000 Executive Budget proposes reducing CEFAP by $75 million to $350 million.

         The projection of State borrowings for the 1998-99 fiscal year is subject to change as market conditions, interest rates and other factors vary through the end of the fiscal year.

Outstanding Debt of the State and Certain Authorities

         For purposes of analyzing the financial condition of the State, debt of the State and of certain public authorities may be classified as State-supported debt, which includes general obligation debt of the State and lease-purchase and contractual obligations of public authorities (and municipalities) where debt service is paid from State appropriations (including dedicated tax sources, and other revenues such as patient charges and dormitory facilities rentals). In addition, a broader classification, referred to as State-related debt, includes State-supported debt, as well as certain types of contingent obligations, including moral-obligation financing, certain contingent contractual-obligation financing arrangements, and State-guaranteed debt described above, where debt service is expected to be paid from other sources and State appropriations are contingent in that they may be made and used only under certain circumstances.

State-Supported Debt Outstanding

General Obligation Bond Programs

         The first type of State-supported debt, general obligation debt, is currently authorized for three programmatic categories: transportation, environmental and housing. The amount of general obligation bonds and BANs issued in the 1995-96 through 1997-98 fiscal years (excluding bonds issued to redeem BANs) were $333 million, $439 million, and $486 million, respectively. Transportation-related bonds are issued for State highway and bridge improvements, aviation, highway and mass transportation projects and purposes, and rapid transit, rail, canal, port and waterway programs and projects. Environmental bonds are issued to fund environmentally-sensitive land acquisitions, air and water quality improvements, municipal non-hazardous waste landfill closures and hazardous waste site cleanup projects. As of March 31, 1998, the total amount of outstanding general obligation debt was $5.03 billion, including $294 million in BANs.

Lease-Purchase and Contractual-Obligation Financing Programs

         The second type of State-supported debt, lease-purchase and contractual-obligation financing arrangements with public authorities and municipalities, has been used primarily by the State to finance the State's highway and bridge program, SUNY and CUNY buildings, health and mental hygiene facilities, prison construction and rehabilitation, and various other State capital projects.

         The State has utilized and expects to continue to utilize lease-purchase and contractual-obligation financing arrangements to finance its capital programs, in addition to authorized general obligation bonds. Some of the major capital programs financed by lease-purchase and contractual obligation agreements are highlighted below.

         Transportation. The State Department of Transportation is primarily responsible for maintaining and rehabilitating the State's system of highways and bridges, which includes 40,000

State highway lane miles and 7,500 State bridges. The Department also oversees and funds programs for rail and aviation projects and programs that help defray local capital expenses associated with road and bridge projects.

         Legislation enacted in 1991 established the Dedicated Highway and Bridge Trust Fund to provide for the dedication of a portion of the petroleum business tax and certain other transportation-related taxes and fees for transportation improvements. Legislation enacted in 1996 authorized a five-year, $12.7 billion plan for State and local highways and bridges through 1999-2000, to be financed by a combination of federal grants, pay-as-you-go capital and bond proceeds supported by the Dedicated Highway and Bridge Trust Fund, and a small amount of general obligation bonds remaining under previous authorizations. The 1998-99 enacted budget increased this plan to $13 billion.

         The State has supported the capital plans of the MTA in part by entering into service contracts relating to certain bonds issued by the MTA. Legislation adopted in 1992 and 1993 also authorized payments, subject to appropriation, of a portion of the petroleum business tax from the State's Dedicated Mass Transportation Trust Fund to the MTA and authorized it to be used as a source of payment for bonds to be sold by the MTA to support its capital program. See the section entitled "Authorities and Localities" for additional information about the MTA.

         Education. The State finances the physical infrastructure of SUNY and CUNY and their respective community colleges and the State Education Department through direct State capital spending and through financing arrangements with the DASNY, paying all capital costs of the senior colleges and sharing equally with local governments for the community colleges, except that SUNY dormitories are financed through dormitory fees. The following tables have been adjusted to reflect DASNY's SUNY Upstate Community Colleges program as State-supported debt.

         The 34 SUNY campuses include more than 2,300 buildings including classrooms, dormitories, libraries, athletic and student facilities and other buildings of which 84 percent are over 20 years of age. Together with the 30 SUNY community colleges, the SUNY system serves nearly 290,000 full-time students. The CUNY system is composed of 11 senior colleges and 6 community colleges that serve approximately 150,000 full-time students.

         Mental Hygiene/Health. The State provides care for its citizens with mental illness, mental retardation, and developmental disabilities, and for those with chemical dependencies, through the Office of Mental Health (OMH), the Office of Mental Retardation and Developmental Disabilities (OMRDD) and the Office of Alcoholism and Substance Abuse Services (OASAS). Historically, this care has been provided at large State institutions. Beginning in the 1980s the State adopted policies to provide institutional care to those most in need and to expand care in community residences. OMRDD has closed 12 of its 20 developmental centers. OMH has reduced its adult institutional population from 22,000 in 1982 to 5,825 at the end of 1997-98.

         In 1997, OMH released a "Statewide Comprehensive Plan for Mental Health Services 1997-2001." The plan presents the programmatic and fiscal strategy of implementing an integrated community-based system of care, de-emphasizing State adult inpatient hospitalization. It estimates that the State-operated adult inpatient census will decline to a range of 3,700 to 4,700 by the end of the decade. As OMH approaches its long-term census targets and inpatient bed needs diminish, plans are underway to develop alternative uses for surplus facilities. Capital investments for these programs are primarily supported by patient revenues through financing arrangements with DASNY.

         Various capital programs for Department of Health facilities have also been financed by DASNY using contractual-obligation financing arrangements.

         Corrections. During the 10-year period 1983-92, the State's prison system more than doubled in size due to the unprecedented increase in demand for prison space. Today, the system houses approximately 70,000 inmates in 70 facilities with 3,000 buildings. Although the Department of Correctional Services (DOCS) capital program was focused primarily on rehabilitation of existing facilities in the early 1990s, continued inmate population growth and projected future growth indicate the need for both expansion of existing facilities and new facilities. The 1997-98 budget authorized the addition of approximately 3,100 beds in response to this population growth. The 1998-99 enacted budget authorized an additional 1,500 beds.

         Other Programs. The State also uses lease-purchase and contractual-obligation financing arrangements for the institutional facilities of the Office of Children and Family Services (formerly known as the Division for Youth), and Youth Opportunity Centers; the State's housing programs; and various environmental, economic development, and State building programs. In addition, DASNY has issued taxable pension bonds to refinance the balance of a pre-existing State pension liability, for the purpose of achieving present value savings.

         The following table shows the total amount of authorized and outstanding State-supported debt as of March 31, 1998. In addition to showing the amounts of authorized and outstanding general obligation and LGAC debt, the table provides the amount of authorized and outstanding lease-purchase and contractual obligation debt by purpose, issuer, and program. Debt authorizations for general obligation bonds and LGAC are for entire programs which are approved or enacted all at one time and are expected to be fully issued. Authorizations for lease-purchase and contractual-obligation debt for the State's capital programs are generally enacted annually by the Legislature and are usually consistent with bondable capital projects appropriations. Authorization does not however, indicate an intent to sell bonds for the entire amount of those authorizations, because capital appropriations often include projects that do not materialize or are financed from other sources. For example, there are no current plans for the Thruway Authority to issue any of the authorizations for the suburban transportation program or the remaining emergency highway authorizations.

State-Related Debt Outstanding

         The category of State-related debt includes the State-supported debt described above, moral obligation and certain other financings and State-guaranteed debt. The total State-related debt has decreased during each of the lost three fiscal years, with substantial decreases in moral obligation financing.

Debt Service Requirements

         The current and future debt service (principal and interest) requirements on State supported debt outstanding as of March 31, 1998 for the fiscal years 1999-2003 are $3.46 billion, $3.45 billion, $3.37 billion, $3.38 billion, and $3 .13 billion, respectively. The requirements of LGAC and Other Financing Obligations of public authorities are the gross amounts due from the authorities to bondholders within the fiscal year when the authority makes the payment. The amounts shown do not reflect other associated costs or revenues anticipated to be available, such as interest earnings or capitalized interest. Thus, the requirements shown are generally in excess of the amounts paid by the State during the State fiscal year.

Long-Term Trends

         During the prior ten years, State-supported long-term debt service increased by 9.1 percent annually to $3.20 billion by 1997-98 as available revenues increased by 3.8 percent annually. The relative comparable growth in revenues and debt service resulted in increases in the ratio of debt service to revenues from fiscal years 1988-89 to 1997-98. The ratio is estimated to increase to 7.25 percent in fiscal year 1998-99.

         Principal and interest payments on general obligation bonds and interest payments on BANs were $749.7 million for the 1997-98 fiscal year, and are estimated to be $753.4 million for 1998-99. Principal and interest payments on fixed rate and variable rate bonds issued by LGAC were $326.6 million for the 1997-98 fiscal year, and are estimated to be $345.6 million for 1998-99. State lease-purchase and contractual-obligation payments (including State installment payments relating to COPs), classified as "Other Financing Obligations", were $2.12 billion in fiscal year 1997-98, and are estimated to be $2.40 billion in fiscal year 1998-99.

         Total outstanding State-related debt increased from $24.89 billion at the end of the 1988-89 fiscal year to $37.00 billion at the end of the 1997-98 fiscal year, an average annual increase of 4.5 percent. State-supported debt increased from $12.46 billion at the end of the 1988-89 fiscal year to $34.25 billion at the end of the 1997-98 fiscal year, an average annual increase of
11.9 percent. During the prior ten year period, annual personal income in the State rose from $367.1 billion to $559.1 billion, an average annual increase of
4.8 percent. Thus, State-supported debt grew at a faster rate than personal income while State-related obligations grew at a slower rate. Expressed in other terms, the total amount of State-supported debt outstanding grew from 3.4 percent of personal income in the 1988-89 fiscal year to 6.1 percent for the 1997-98 fiscal year while State-related debt outstanding declined from 6.8 percent to 6.6 percent of personal income for the same period. These trends are expected to continue in the 1998-99 fiscal year, although State-supported debt outstanding is expected to modestly increase to 6.2 percent of personal income.

                           State Financial Procedures

The State Budget Process

         The requirements of the State budget process are set forth in Article VII of the State Constitution and the State Finance Law. The process begins with the Governor's submission of the Executive Budget to the Legislature each January, in preparation for the start of the fiscal year on April 1. (The submission date is February 1 in years following a gubernatorial election.) The budget must contain a complete plan of available receipts and projected disbursements for the ensuing fiscal year ("State Financial Plan"). The proposed State Financial Plan must be balanced on a cash basis and must be accompanied by bills that: (i) set forth all proposed appropriations and reappropriations, (ii) provide for any new or modified revenue measures, and (iii) make any other changes to existing law necessary to implement the budget recommended by the Governor.

         In acting on the bills submitted by the Governor, the Legislature has the power to alter both recommended appropriations and proposed changes to substantive law. The Legislature may strike out or reduce an item of appropriation recommended by the Governor. The

Legislature may add items of appropriation, provided such additions are stated separately. These additional items are then subject to line-item veto by the Governor. If the Governor vetoes an appropriation or a bill (or portion thereof) related to the budget, these can be reconsidered in accordance with the rules of each house of the Legislature. If approved by two-thirds of the members of each house, the measure will become law notwithstanding the Governor's veto.

         Once the appropriation bills and other bills become law, DOB revises the State Financial Plan to reflect the Legislature's actions, and begins the process of implementing the budget. Throughout the fiscal year, DOB monitors actual receipts and disbursements, and may adjust the estimates in the State Financial Plan. Adjustments may also be made to the State Financial Plan to reflect changes in the economy, as well as new actions taken by the Governor or the Legislature. The Governor is required to submit to the Legislature quarterly budget updates which include a revised cash-basis State Financial Plan, and an explanation of any changes from the previous State Financial Plan. As required by the State Finance Law, the Governor updates the State Financial Plan within 30 days of the close of each quarter of the fiscal year, generally issuing reports by July 30, October 30, and in January, as part of the Executive Budget.

         The Legislature may enact, subject to approval by the Governor, additional appropriation bills or revenue measures, including tax reductions, during any regular session or, if called into session for that purpose, any special session of the Legislature. In the event additional appropriation bills or revenue measures are disapproved by the Governor, the Legislature has authority to override the Governor's veto upon the vote of two-thirds of the members of each house of the Legislature. The Governor may present deficiency appropriation bills to the Legislature near the end of the fiscal year to supplement inadequate appropriations or to provide new appropriations for purposes not covered by the regular and supplemental appropriation bills.

Fiscal Controls

         The State Constitution requires the Comptroller to audit the accrual and collection of revenues and receipts of the State. In addition, the Comptroller is required to audit all official State accounts and all claims against the State before payment. No such payment may be made unless the Comptroller has approved it.

         Disbursements from the State funds are limited to the lowest of (i) appropriations, (ii) available cash or (iii) in accordance with appropriate legal authority, the amounts allocated by the Director of the Budget. Disbursements requiring federal funding, which must be appropriated, are limited to the amounts anticipated from federal programs and may not be made in the absence of appropriate certifications from the Director of the Budget. Contracts for disbursements in excess of $10,000 require the Comptroller's approval with approval dependent upon, in most cases, the existence of an appropriation and the issuance of a certificate of availability by the Director of the Budget. The Budget Director must review all applications for State participation in continuing grant-or contract-supported programs, with specified exceptions. Certain legislative leaders have the opportunity to make recommendations on the applications.

         No appropriation may be increased or decreased by transfer or otherwise, except by (i) the interchange within a fund, among items of a particular program or purpose, of moneys appropriated for such program or purpose in such fund, with limited exceptions, or (ii) the enactment of certain emergency appropriations. Moneys or other financial resources from one fund may also be loaned to another fund, only if such loan is repaid in full prior to the end of the month in which the loan was made, except as provided by law.

         In addition, the Governor has traditionally exercised substantial authority in administering the State Financial Plan by limiting disbursements after the Legislature has enacted appropriation bills and revenue measures. The Governor may, primarily through DOB, limit spending by State departments, or delay construction projects to control disbursements. An important limitation of the Governor's ability to restrict disbursements is that local assistance payments, which make up approximately 70 percent of General Fund disbursements (including operating transfers to other funds), are generally mandated by statute. The Court of Appeals has held that, even in an effort to maintain a balanced financial plan, neither the Governor nor the Director of the Budget has the authority to refuse to make a disbursement mandated by law.

Investment of State Moneys

         The Comptroller is responsible for the investment of substantially all State moneys. By law, such moneys may be invested only in obligations issued or guaranteed by the federal government or the State, certain general obligations
of  other  states,   direct  obligations  of  the

State's municipalities and obligations of certain public authorities, certain corporate obligations, certain bankers' acceptances, and certificates of deposit secured by legally qualified governmental securities. All securities in which the State invests moneys held by funds administered within the State Treasury must mature within seven years of the date they are purchased. Money impounded by the Comptroller for payment of TRANs may only be invested, subject to the provisions of the State Finance Law, in (i) obligations of the federal government, (ii) certificates of deposit secured by such obligations, or (iii) obligations of or obligations guaranteed by agencies of the federal government as to which the payment of principal and interest is guaranteed by the federal government.

Accounting, Financial Reporting and Budgeting

         Historically, the State has accounted for, reported and budgeted its operations on a cash basis. Under this form of accounting, receipts are recorded only at the time money or checks are deposited in the State Treasury, and disbursements are recorded only at the time a check is drawn. As a result, actions and circumstances, including discretionary decisions by certain governmental officials, can affect the timing of payments and deposits and therefore can significantly affect the cash amounts reported in a fiscal year. Under cash-basis accounting, all estimates and projections of State receipts and disbursements relating to a particular fiscal year are of amounts to be deposited in or disbursed from the State Treasury during that fiscal year, regardless of the fiscal period to which particular receipts or disbursements may otherwise be attributable.

         The State also has an accounting and financial reporting system based on GAAP and currently formulates a GAAP financial plan. GAAP for governmental entities requires use of (i) the modified accrual basis of accounting for governmental and certain fiduciary fund types to measure changes in financial position, and (ii) the full accrual basis of accounting for public benefit corporations, college and university funds (except for depreciation on fixed assets) and certain fiduciary fund types to measure net income. Under modified accrual procedures, revenues are recorded when they become both measurable and available to finance expenditures; expenditures are generally recognized and recorded when the State incurs a liability to pay for goods or services, or makes a commitment to make State aid payments, regardless of when actually paid. Financial statements prepared in accordance with GAAP differ in format from the State's traditional financial statements in that, among other things, they are prepared on a modified or full accrual basis, whichever is appropriate, rather than on a cash basis and include a combined balance sheet, reflect a reorganization of the State's fund structure and report on the activities of all funds.

State Government Employment

         The State has approximately 191,000 full-time equivalent employees funded from all funds, including part-time and temporary employees but excluding seasonal, legislative and judicial employees.

         The current size of the State workforce reflects continuing efforts to streamline operations and improve efficiency. The workforce is now 17.2 percent smaller than it was eight years ago, when it peaked at 230,600 positions and the State began its workforce reduction efforts. During the past four fiscal years, concerted workforce initiatives have resulted in a reduction of about 20,000 positions (more than one half of the overall reduction since 1990), with levels stabilized in the last fiscal year.

         Negotiating units for State employees are defined by the State Public Employment Relations Board. Collective bargaining negotiations are conducted by the Governor's Office of Employee Relations except with respect to employees of the Judiciary, public authorities and the Legislature. Such negotiations include terms and conditions of employment except grade classification policies and certain pension benefits. Approximately 93 percent of the State workforce is unionized. The remainder of the workforce (about 12,000) is designated as managerial or confidential and is excluded from collective bargaining. In practice, however, the results of collective bargaining negotiations are generally applied to all State employees within the executive agencies. The State is currently preparing for negotiations with various unions to establish new agreements since most of the existing contracts will expire on March 31, 1999.

         Under the State's Taylor Law, the general statute governing public employee-employer relations in the State, employees are prohibited from striking. This form of job action against the State last occurred in 1979 by employees of the Department of Correctional Services.

State Retirement Systems

General

         The New York State and Local Retirement Systems (the Systems) provide coverage for public employees of the State and its localities (except employees of New York City and teachers, who are covered by separate plans). The Systems comprise the New York State and Local Employees Retirement System and the New York State and Local Police and Fire Retirement System. The Comptroller is the administrative head of the Systems. State employees made up about 38 percent of the membership during the 1997-98 fiscal year. There were 2,802 other public employers participating in the Systems, including all cities (except New York
City), all counties, most towns, villages and school districts (with respect to nonteaching employees) and a large number of local authorities of the State.

         As of March 31, 1998, 582,689 persons were in membership and 284,515 pensioners and beneficiaries were receiving benefits. The State Constitution considers membership in any State pension or retirement system to be a contractual relationship, the benefits of which shall not be diminished or impaired. Members cannot be required to begin making contributions or make increased contributions beyond what was required when membership began.

Contributions

         Funding is provided in large part by employer and employee contributions. Employers contribute on the basis of the plan or plans they provide for members. Members joining since mid-1976, other than police and fire members, have been required to contribute 3 percent of their salaries.

         By law, the State makes its annual payment to the Systems on or before March 1 for the then current fiscal year ending on March 31 based on an estimate of the required contribution prepared by the Systems. The Director of the Budget is authorized to revise and amend the estimate of the Systems' bill for purposes of preparing the State's budget for a fiscal year. Legislation also provides that any underpayments by the State (as finally determined by the Systems) must be paid, with interest at the actuarially assumed interest earnings rate, in the second fiscal year following the year of the underpayment. Similarly, any overpayment for a fiscal year serves as a credit against the Systems' estimated bill for the second fiscal year following the fiscal year in which the overpayment is made.

         During the 1997-98 fiscal year, the State paid the Systems' 1997-98 estimated bill of $288.2 million. The difference between the amounts paid on the estimated bill and the final bill with interest resulted in an underpayment of the final bill in the amount of $3.1 million and will be billed on March 1, 2000 ($2.9 million if paid on September 1, 1999).

Assets and Liabilities

         Assets are held exclusively for the benefit of members, pensioners and beneficiaries. Investments for the Systems are made by the Comptroller as trustee of the Common Retirement Fund, a pooled investment vehicle. The net assets available for benefits as of March 31, 1998 were $106.3 billion (including $1.9 billion in receivables). The present value of anticipated benefits for current members, retirees, and beneficiaries as of March 31, 1998 was $84.8 billion. For current retirees and beneficiaries alone the amount was $27.6 billion. Under the funding method used by the Systems, the net assets, plus future actuarially determined contributions, are expected to be sufficient to pay for the anticipated benefits of current members, retirees and beneficiaries.

                           Authorities and Localities

Public Authorities

         The fiscal stability of the State is related in part to the fiscal stability of its public authorities. For the purposes of this Annual Information Statement, public authorities refer to public benefit corporations, created pursuant to State law, other than local authorities. Public authorities are not subject to the constitutional restrictions on the incurrence of debt which apply to the State itself and may issue bonds and notes within the amounts and restrictions set forth in legislative authorization. The State's access to the public credit markets could be impaired and the market price of its outstanding debt may be materially and adversely affected if any of its public authorities were to default on their respective obligations, particularly those using the financing techniques referred to as State-supported or State-related debt under the section entitled "Debt and Other Financing Activities" in this AIS. As of December 31, 1997, there were 17 public authorities that had outstanding debt of $100 million or more, and the aggregate outstanding debt, including refunding bonds, of all State public authorities was $84 billion, only a portion of which constitutes State-supported or State-related debt.

         The State has numerous public authorities with various responsibilities, including those which finance, construct and/or operate revenue producing public facilities. Public authorities generally pay their operating expenses and debt service costs from revenues generated by the projects they finance or operate, such as tolls charged for the use of highways, bridges or tunnels, charges for public power, electric and gas utility services, rentals charged for housing units, and charges for occupancy at medical care facilities. In addition, State legislation authorizes several financing techniques for public authorities that are described under the section entitled "Debt and Other Financing Activities," above. Also, there are statutory arrangements providing for State local assistance payments otherwise payable to localities to be made under certain circumstances to public authorities. Although the State has no obligation to provide additional assistance to localities whose local assistance payments have been paid to public authorities under these arrangements, the affected localities may seek additional State assistance if local assistance payments are diverted. Some authorities also receive moneys from State appropriations to pay for the operating costs of certain of their programs. As described below, the MTA receives the bulk of this money in order to provide transit and commuter services.

         Beginning in 1998, the Long Island Power Authority (LIPA) assumed responsibility for the provision of electric utility services previously provided by Long Island Lighting Company for Nassau, Suffolk and a portion of Queens Counties, as part of an estimated $7 billion financing plan. As of the date of this AIS, LIPA has issued over $5 billion in bonds secured solely by ratepayer charges. LIPA's debt is not considered either State-supported or State-related debt.

Metropolitan Transportation Authority

         The MTA oversees the operation of subway and bus lines in New York City by its affiliates, the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (collectively, the TA). The MTA operates certain commuter rail and bus services in the New York metropolitan area through the MTA's subsidiaries, the Long Island Rail Road Company, the Metro-North Commuter Railroad Company, and the Metropolitan Suburban Bus Authority. In addition, the Staten Island Rapid Transit Operating Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (TBTA), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended on, and will continue to depend on, operating support from the State, local governments and TBTA, including loans, grants and subsidies. If current revenue projections are not realized and/or operating expenses exceed current projections, the TA or commuter railroads may be required to seek additional State assistance, raise fares or take other actions.

         Since 1980, the State has enacted several taxes -- including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county Metropolitan Transportation Region served by the MTA and a special one-quarter of 1 percent regional sales and use tax -- that provide revenues for mass transit purposes, including assistance to the MTA. Since 1987, State law also has required that the proceeds of a one-quarter of 1 percent mortgage recording tax paid on certain mortgages in the Metropolitan Transportation Region be deposited in a special MTA fund for operating or capital expenses. In 1993, the State dedicated a portion of certain additional State petroleum business tax receipts to fund operating or capital assistance to the MTA. For the 1998-99 fiscal year, State assistance to the MTA is projected to total approximately $1.3 billion, an increase of $133 million over the 1997-98 fiscal year.

         State legislation accompanying the 1996-97 adopted State budget authorized the MTA, TBTA and TA to issue an aggregate of $6.5 billion in bonds to finance a portion of the $12.17 billion MTA capital plan for the 1995 through 1999 calendar years (the 1995-99 Capital Program). In July 1997, the Capital Program Review Board (CPRB) approved the 1995-99 Capital Program (subsequently amended in August 1997), which supersedes the overlapping portion of the MTA's 1992-96 Capital Program. The 1995-99 Capital Program is the fourth capital plan since the Legislature authorized procedures for the adoption, approval and amendment of MTA capital programs and is designed to upgrade the performance of the MTA's transportation systems by investing in new rolling stock, maintaining replacement schedules for existing assets and bringing the MTA system into a state of good repair. The 1995-99 Capital Program assumes the issuance of an estimated $5.2 billion in bonds under this $6.5 billion aggregate bonding authority. The remainder of the plan is projected to be financed with assistance from the federal government, the State, the City of New York, and from various other revenues generated from actions taken by the MTA.

         There can be no assurance that all the necessary governmental actions for future capital programs will be taken, that funding sources currently identified will not be decreased or eliminated, or that the 1995-99 Capital Program, or parts thereof, will not be delayed or reduced. Should funding levels fall below current projections, the MTA would have to revise its 1995-99 Capital Program accordingly. If the 1995-99 Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional assistance.

The City of New York

         The fiscal health of the State may also be affected by the fiscal health of New York City (City), which continues to receive significant financial assistance from the State. State aid contributes to the City's ability to balance its budget and meet its cash requirements. The State may also be affected by the ability of the City and certain entities issuing debt for the benefit of the City to market their securities successfully in the public credit markets.

         The City has achieved balanced operating results for each of its fiscal years since 1981 as measured by the GAAP standards in force at that time. The City prepares a four-year financial plan (Financial Plan) annually and updates it periodically, and prepares a comprehensive annual financial report describing its most recent fiscal year each October. For current information on the City's Financial Plan and its most recent financial disclosure, contact the Office of the Comptroller, Municipal Building, Room 517, One Centre Street, New York, NY 10007, Attention: Deputy Comptroller for Public Finance.

Fiscal Oversight

         In response to the City's fiscal crisis in 1975, the State took action to assist the City in returning to fiscal stability. Among those actions, the State established the Municipal Assistance Corporation for the City of New York (NYC MAC) to provide financing assistance to the City; the New York State Financial Control Board (the Control Board) to oversee the City's financial affairs; and the Office of the State Deputy Comptroller for the City of New York
(OSDC) to assist the Control Board in exercising its powers and responsibilities. A "control period" existed from 1975 to 1986, during which the City was subject to certain statutorily-prescribed fiscal controls. The Control Board terminated the control period in 1986 when certain statutory conditions were met. State law requires the Control Board to reimpose a control period upon the occurrence, or "substantial likelihood and imminence" of the occurrence, of certain events, including (but not limited to) a City operating budget deficit of more than $100 million or impaired access to the public credit markets.

         Currently, the City and its Covered Organizations (i.e., those organizations which receive or may receive moneys from the City directly, indirectly or contingently) operate under the Financial Plan. The City's Financial Plan summarizes its capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's projections set forth in the Financial Plan are based on various assumptions and contingencies, some of which are uncertain and may not materialize. Unforeseen developments and changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements.

         To successfully implement its Financial Plan, the City and certain entities issuing debt for the benefit of the City must market their securities successfully. The City issues securities to finance, refinance and rehabilitate infrastructure and other capital needs, as well as for seasonal financing needs. In 1997, the State created the New York City Transitional Finance Authority
(TFA) to finance a portion of the City's capital program because the City was approaching its State Constitutional general debt limit. Without the additional financing capacity of the TFA, projected contracts for City capital projects would have exceeded the City's debt limit during City fiscal year 1997-98. Despite this additional financing mechanism, the City currently projects that, if no further action is taken, it will reach its debt limit in City fiscal year 1999-2000. On June 2, 1997, an action was commenced seeking a declaratory judgment declaring the legislation establishing the TFA to be unconstitutional. On November 25, 1997 the State Supreme Court found the legislation establishing the TFA to be constitutional and granted the defendants' motion for summary judgment. The plaintiffs have appealed the decision. Future developments concerning the City or entities issuing debt for the benefit of the City, and public discussion of such developments, as well as prevailing market conditions and securities credit ratings, may affect the ability or cost to sell securities issued by the City or such entities and may also affect the market for their outstanding securities.

Monitoring Agencies

         The staffs of the Control Board, OSDC and the City Comptroller issue periodic reports on the City's Financial Plans. The reports analyze the City's forecasts of revenues and expenditures, cash flow, and debt service requirements, as well as evaluate compliance by the City and its Covered Organizations with the Financial Plan. According to recent staff reports, while economic growth in New York City has been slower than in other regions of the country, a surge in Wall Street profitability resulted in increased tax revenues and generated a substantial surplus for the City in City fiscal year 1996-97. Recent staff reports also indicate that the City projects a substantial surplus for City fiscal year 1997-98. Although several sectors of the City's economy have expanded recently, especially tourism and business and professional services, City tax revenues remain heavily dependent on the continued profitability of the securities industries and the course of the national economy. Staff reports have indicated that recent City budgets have been balanced in part through the use of non-recurring resources and that the City's Financial Plan tends to rely in part on actions outside its direct control. These reports have also indicated that the City has not yet brought its long-term expenditure growth in line with recurring revenue growth and that the City is likely to continue to face substantial gaps between forecast revenues and expenditures in future years that must be closed with reduced expenditures and/or increased revenues. In addition to these monitoring agencies, the Independent Budget Office (IBO) has been established pursuant to the City Charter to provide analysis to elected officials and the public on relevant fiscal and budgetary issues affecting the City. Copies of the most recent staff reports by the Control Board, OSDC, City Comptroller, and IBO are available by contacting the Control Board at 270 Broadway, 21st Floor, New York, NY 10007, Attention: Executive Director, OSDC at 270 Broadway, 23rd Floor, New York, NY 10007, Attention: Deputy Comptroller; the City Comptroller at Municipal Building, Room 517, One Centre Street, New York, NY 10007, Attention: Deputy Comptroller for Public Finance; and the IBO at 110 William Street, 14th Floor, New York, NY 10038, Attention: Director.

Other Localities

         Certain localities outside New York City have experienced financial problems and have requested and received additional State assistance during the last several State fiscal years. The cities of Yonkers and Troy continue to operate under State-ordered control agencies. The potential impact on the State of any future requests by localities for additional oversight or financial assistance is not included in the projections of the State's receipts and disbursements for the State's 1998-99 fiscal year.

         Eighteen municipalities received extraordinary assistance during the 1996 legislative session through $50 million in special appropriations targeted for distressed cities, and twenty-eight municipalities received more than $32 million in targeted unrestricted aid in the 1997-98 budget. Both of these emergency aid packages were largely continued through the 1998-99 budget. The State also dispersed an additional $21 million among all cities, towns and villages after enacting a 3.9 percent increase in General Purpose State Aid in 1997-98 and continued this increase in 1998-99.

         The 1998-99 budget includes an additional $29.4 million in unrestricted aid targeted to 57 municipalities across the State. Other assistance for municipalities with special needs totals more than $25.6 million. Twelve upstate cities will receive $24.2 million in one-time assistance from a cash flow acceleration of State aid.

         The appropriation and allocation of general purpose local government aid among localities, including New York City, is currently the subject of investigation by a State commission. While the distribution of general purpose local government aid was originally based on a statutory formula, in recent years both the total amount appropriated and the amounts appropriated to localities have been determined by the Legislature. A State commission was established to study the distribution and amounts of general purpose local government aid and recommend a new formula by June 30, 1999, which may change the way aid is allocated.

         Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1996, the total indebtedness of all localities in the State other than New York City was approximately $20.0 billion. A small portion (approximately $77.2 million) of that indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City that are authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Twenty-one localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1996.

         Like the State, local governments must respond to changing political, economic and financial influences over which they have little or no control. Such changes may adversely affect the financial condition of certain local governments. For example, the federal government may reduce (or in some cases eliminate) federal funding of some local programs which, in turn, may require local governments to fund these expenditures from their own resources. It is also possible that the State, New York City, or any of their respective public authorities may suffer serious financial difficulties that could jeopardize local access to the public credit markets, which may adversely affect the marketability of notes and bonds issued by localities within the State. Localities may also face unanticipated problems resulting from certain pending litigation, judicial decisions and long-range economic trends. Other large-scale potential problems, such as declining urban populations, increasing expenditures, and the loss of skilled manufacturing jobs, may also adversely affect localities and necessitate State assistance.

                                   Litigation

General

         The legal proceedings listed below involve State finances and programs and miscellaneous civil rights, real property, contract and other tort claims in which the State is a defendant and the potential monetary claims against the State are substantial, generally in excess of $100 million. These proceedings could adversely affect the financial condition of the State in the 1998-99 fiscal year or thereafter. The State will describe newly initiated proceedings which the State believes to be material, as well as any material and adverse developments in the listed proceedings, in updates or supplements to the Annual Information Statement.

         As of the date of this AIS, except as described below, no current litigation involves the State's authority, as a matter of law, to contract indebtedness, issue its obligations, or pay such indebtedness when due, or affects the State's power or ability, as a matter of law, to impose or collect significant amounts of taxes and revenues.

         The State is party to other claims and litigation which its legal counsel has advised are not probable of adverse court decisions or are not deemed adverse and material. Although the amounts of potential losses resulting from this litigation, if any, are not presently determinable, it is the State's opinion that its ultimate liability in these cases is not expected to have a material and adverse effect on the State's financial position in the 1998-99 fiscal year or thereafter.

         Adverse   developments  in  the  proceedings   described  below,  other
proceedings for which there are unanticipated, unfavorable and material judgments, or the initiation of new proceedings could affect the ability of the State to maintain a balanced 1998-99 Financial Plan. The State believes that the proposed 1998-99 Financial Plan includes sufficient reserves to offset the costs associated with the payment of judgments that may be required during the 1998-99 fiscal year. These reserves include (but are not limited to) amounts appropriated for court of claims payments and projected fund balances in the General Fund (for a discussion of the State's projected fund balances for the 1998-99 fiscal year, see the section entitled "Current Fiscal Year"). In addition, any amounts ultimately required to be paid by the State may be subject to settlement or may be paid over a multi-year period. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential 1998-99 Financial Plan resources available for the payment of judgments, and could therefore affect the ability of the State to maintain a balanced 1998-99 Financial Plan.

         With respect to pending and threatened litigation, the State has reported liabilities of $872 million for awarded and anticipated unfavorable judgments, of which $90 million is expected to be paid within the 1998-99 fiscal year. The remainder, $782 million, is reported as a long-term obligation of the State and represents an increase of $552 million from the prior year.

State Finance Policies

Insurance Law

         Proceedings have been brought by two groups of petitioners challenging regulations promulgated by the Superintendent of Insurance that established excess medical malpractice premium rates for fiscal years 1986-87 through 1996-97 (New York State Health Maintenance Organization Conference, Inc., et al v. Muhl, et al. ["HMO"], and New York State Conference of Blue Cross and Blue Shield Plans, et al. v. Muhl, et al. ["Blue Cross 'I' and CII'"], Supreme Court, Albany County). By order filed January 22, 1997, the Court in Blue Cross I permitted the plaintiffs in HMO to intervene and dismissed the challenges to the rates for the period prior to 1995-96. By decision dated July 24, 1997, the Court in Blue Cross I held that the determination made by the Superintendent in establishing the 1995-96 rate was arbitrary and capricious and directed that premiums paid pursuant to that determination be returned to the payors. The State has appealed this decision. The petitioners did not cross appeal. In Blue Cross II, by amended judgment dated April 2, 1998, the Supreme Court annulled the regulation setting the 1996-97 premium rate and directed that all 1996-97 excess malpractice premiums be returned to the payors. The State will not be obligated in either case to pay moneys to any petitioner. Adverse determinations would result in refunds from the affected insurers.

Tax Law

         In New York Association of Convenience Stores, el al. v. Urbach, et al., petitioners, New York Association of Convenience Stores, National Association of Convenience Stores, M.W.S. Enterprises, Inc. and Sugarcreek Stores, Inc. seek to compel respondents, the Commissioner of Taxation and Finance and the Department of Taxation and Finance, to enforce sales and excise taxes imposed pursuant to Tax Law Articles 12-A, 20 and 28 on tobacco products and motor fuel sold to non-Indian consumers on Indian reservations. In orders dated August 13, 1996 and August 24, 1996, the Supreme Court, Albany County, ordered, inter alia, that there be equal implementation and enforcement of said taxes for sales to non-Indian consumers on and off Indian reservations, and further ordered that, if respondents failed to comply within 120 days, no tobacco products or motor fuel could be introduced onto Indian reservations other than for Indian consumption or, alternately, the collection and enforcement of such taxes would be suspended statewide. Respondents appealed to the Appellate Division, Third Department, and invoked CPLR 5519(a)(1), which provides that the taking of the appeal stayed all proceedings to enforce the orders pending the appeal. Petitioner's motion to vacate the stay was denied. In a decision entered May 8, 1997, the Third Department modified the orders by deleting the portion thereof that provided for the statewide suspension of the enforcement and collection of the sales and excise taxes on motor fuel and tobacco products. The Third Department held, inter alia, that petitioners had not sought such relief in their petition and that it was an error for the Supreme Court to have awarded such undemanded relief without adequate notice of its intent to do so. On May 22, 1997, respondents appealed to the Court of Appeals on other grounds, and again invoked the statutory stay. On October 23, 1997, the Court of Appeals granted petitioners' motion for leave to cross-appeal from the portion of the Third Department's decision that deleted the statewide suspension of the enforcement and collection of the sales and excise taxes on motor fuel and tobacco. The case was argued before the Court of Appeals on March 24, 1998. On July 9, 1998, the New York Court of Appeals reversed the order of the Appellate Division, Third Department, and remanded the matter to the Supreme Court, Albany County, for further proceedings. The Court held that the petitioners had standing to assert an equal protection claim, but that their claim did not implicate racial discrimination. The Court remanded the case to Supreme Court, Albany County, for resolution of the question of whether there was a rational basis for the Tax Department's policy of non-enforcement of the sales and excise taxes on reservation sales of cigarettes and motor fuel to non-Indians. In a footnote, the Court stated that, in view of its disposition of the case, petitioners' cross-appeal regarding the statewide suspension of the taxes is "academic."

Clean Water/Clean Air Bond Act of 1996

         In Robert L. Schulz, et al. v. The New York State Executive, et al. (Supreme Court, Albany County, commenced October 16, 1996), plaintiffs challenge the enactment of the Clean Water/Clean Air Bond Act of 1996 and its implementing legislation (1996 Laws of New York, Chapters 412 and 413). Plaintiffs claim, inter alia, that the Bond Act and its implementing legislation violate provisions of the State Constitution requiring that such debt be authorized by law for some single work or purpose distinctly specified therein and forbidding incorporation of other statutes by reference.

         In an opinion dated June 9, 1998, the Court of Appeals affirmed the July 17, 1997 order of the Appellate Division, Third Department, affirming the lower court dismissal of this case. On September 9, 1998, plaintiff sought review of this decision from the United States Supreme Court. On November 2, 1998, the United States Supreme Court denied certiorari.

Line Item Veto

         In an action commenced in June 1998 by the Speaker of the Assembly of the State of New York against the Governor of the State of New York (Silver v. Pataki, Supreme Court, New York County), the Speaker challenges the Governor's application of his constitutional line item veto authority to certain portions of budget bills adopted by the State Legislature contained in Chapters 56, 57 and 58 of the Laws of 1998.

State Programs

Medicaid

         Several cases challenge provisions of Chapter 81 of the Laws of 1995 which alter the nursing home Medicaid reimbursement methodology on and after April 1, 1995. Included are

New York State Health Facilities Association, et al. v. DeBuono, el al., St. Luke's Nursing Center, el al. v. DeBuono, et al., New York Association of Homes and Services for the Aging v DeBuono et al (three cases), Healthcare Association of New York State v. DeBuono and Bayberry Nursing Home et al. v. Pataki, et al. Plaintiffs allege that the changes in methodology have been adopted in violation of procedural and substantive requirements of State and federal law.

         In a consolidated action commenced in 1992, Medicaid recipients and home health care providers and organizations challenge promulgation by the State Department of Social Services (DSS) in June 1992 of a home assessment resource review instrument (HARRI), which is to be used by DSS to determine eligibility for and the nature of home care services for Medicaid recipients, and challenge the policy of DSS of limiting reimbursable hours of service until a patient is assessed using the HARRI (Dowd, et al. v. Bane, Supreme Court, New York County).

         In several cases, plaintiffs seek retroactive claims for reimbursement for services provided to Medicaid recipients who were also eligible for Medicare during the period January 1, 1987 to June 2, 1992. Included are Matter of New York State Radiological Society v. Wing, Appel v. Wing, E. F. S. Medical Supplies v. Dowling Kellogg v. Wing, Lifshitz v. Wing, New York State Podiatric Medical Association v. Wing and New York State Psychiatric Association v. Wing. These cases were commenced after the State's reimbursement methodology was held invalid in New York City Health and Hospital Corp. v. Perales. The State contends that these claims are time-barred. In a judgment dated September 5, 1996, the Supreme Court, Albany

County, dismissed Matter of New York State Radiological Society v. Wing as time-barred. By order dated November 26, 1997, the Appellate Division, Third Department, affirmed that judgment. By decision dated June 9, 1998, the Court of Appeals denied leave to appeal. The time in which to seek further review has expired in the latter case. By decision and order dated December 15, 1998, the Appellate Division, First Department dismissed Appel v. Wing, E.F.S. Medical Supplies v. Dowling, Kellogg v. Wing, Lifshitz v. Wing, New York State Podiatric Medical Association v. Wing and New York Psychiatric Association v. Wing as time barred.

         Several cases, including Port Jefferson Health Care Facility, et al. v. Wing (Supreme Court, Suffolk County), challenge the constitutionality of Public Health Law ss. 2807-d, which imposes a tax on the gross receipts hospitals and residential health care facilities receive from all patient care services. Plaintiffs allege that the tax assessments were not uniformly applied, in violation of federal regulations. In a decision dated June 30, 1997, the Court held that the 1.2 percent and 3.8 percent assessments on gross receipts imposed pursuant to Public Health Law ss.ss. 2807-d(2)(b)(ii) and 2807-d(2)(b)(iii), respectively, are unconstitutional. An order entered August 27, 1997 enforced the terms of the decision. The State has appealed that order. By decision and order dated August 31, 1998, the Appellate Division, Second Department, affirmed that order. On September 30, 1998, the State moved for re-argument or, in the alternative, for a certified question for the Court of Appeals to review. By order dated January 7, 1999 the motion was denied. A final order was entered in Supreme Court on January 26, 1999. The time for the State to appeal from the January 26, 1999 order has not yet expired.

Shelter Allowance

         In an action commenced in March 1987 against State and New York City officials (Jiggetts, et al. v. Bane, et al., Supreme Court, New York County), plaintiffs allege that the shelter allowance granted to recipients of public assistance is not adequate for proper housing. In a decision dated April 16, 1997, the Court held that the shelter allowance promulgated by the Legislature and enforced through DSS regulations is not reasonably related to the cost of rental housing in New York City and results in homelessness to families in New York City. A judgment was entered on July 25, 1997, directing, inter alia, that the State (i) submit a proposed schedule of shelter allowances (for the Aid to Dependent Children program and any successor program) that bears a reasonable relation to the cost of housing in New York City; and (ii) compel the New York City Department of Social Services to pay plaintiffs a monthly shelter allowance in the full amount of their contract rents, provided they continue to meet the eligibility requirements for public assistance, until such time as a lawful shelter allowance is implemented, and provide interim relief to other eligible recipients of Aid to Dependent Children under the interim relief system established in this case. The State has appealed to the Appellate Division, First Department from each and every provision of this judgment except that portion directing the continued provision of interim relief.

Civil Rights Claims

         In an action commenced in 1980 (United States, et al. v. Yonkers Board of Education, et al.), the United States District Court for the Southern District of New York found, in 1985, that Yonkers and its public schools were intentionally segregated. In 1986, the District Court ordered Yonkers to develop and comply with a remedial educational improvement plan (EIP I). On January 19, 1989, the District Court granted motions by Yonkers and the NAACP to add the State Education Department, the Yonkers Board of Education, and the State Urban Development Corporation as defendants, based on allegations that they had participated in the perpetuation of the segregated school system. On August 30, 1993, the District Court found that vestiges of a dual school system continued to exist in Yonkers. On March 27, 1995, the District Court made factual findings regarding the role of the State and the other State defendants (the State) in connection with the creation and maintenance of the dual school system, but found no legal basis for imposing liability. On September 3, 1996, the United States Court of Appeals for the Second Circuit, based on the District Court's factual findings, held the State defendants liable under 42 USC ss. 1983 and the Equal Educational Opportunity Act, 20 USC ss.ss. 1701, et seq., for the unlawful dual school system, because the State, inter alia, had taken no action to force the school district to desegregate despite its actual or constructive knowledge of de jure segregation. By order dated October 8, 1997, the District Court held that vestiges of the prior segregated school system continued to exist and that, based on the State's conduct in creating and maintaining that system, the State is liable for eliminating segregation and its vestiges in Yonkers and must fund a remedy to accomplish that goal. Yonkers presented a proposed educational improvement plan (EIP II) to eradicate these vestiges of segregation. The October 8, 1997 order of the District Court ordered that EIP II be implemented and directed that, within 10 days of the entry of the Order, the State make available to Yonkers $450,000 to support planning activities to prepare the EIP II budget for 1997-98 and the accompanying capital facilities plan. A final judgment to implement EIP II was entered on October 14, 1997. On November 7, 1997, the State appealed that judgment to the Second Circuit. The appeal is pending. Additionally, the Court adopted a requirement that the State pay to Yonkers approximately $9.85 million as its pro rata share of the funding of EIP I for the 1996-97 school year. The requirement for State funding of EIP I was reduced to an order on December 2, 1997 and reduced to a judgment on February 10, 1998. The State appealed that order to the Second Circuit on December 31, 1997 and amended the notice of appeal after entry of the judgment. That appeal has been consolidated with the appeal of the EIP II appeal, and is also pending.

         On June 15, 1998, the District Court issued an opinion setting forth the formula for the allocation of the costs of EIP I and EIP II between the State and the City for the school years 1997-98 through 2005-06. That opinion has not yet been reduced to an order.

Line Item Veto

         In an action commenced in June 1998 by the Speaker of the Assembly of the State of New York against the Governor of the State of New York (Silver v. Pataki, Supreme Court, New York County), the Speaker challenges the Governor's application of his constitutional line item veto authority to certain portions of budget bills adopted by the State Legislature contained in Chapters 56, 57 and 58 of the Laws of 1998. On July 10, 1998, the State filed a motion to dismiss this action. By order entered January 7, 1999, the court denied the State's motion to dismiss. On January 27, 1999, the State appealed that order.

Real Property Claims

         On March 4, 1985 in Oneida Indian Nation of New York, et al. v. County of Oneida, the United States Supreme Court affirmed a judgment of the United States Court of Appeals for the Second Circuit holding that the Oneida Indians have a common-law right of action against Madison and Oneida Counties for wrongful possession of 872 acres of land illegally sold to the State in 1795. At the same time, however, the Court reversed the Second Circuit by holding that a third-party claim by the counties against the State for indemnification was not properly before the federal courts. The case was remanded to the District Court for an assessment of damages, which action is still pending. The counties may still seek indemnification in the State courts.

         In 1998, the United States filed a complaint in intervention in Oneida Indian Nation of New York. In December 1998, both the United States and the tribal plaintiffs moved for leave to amend their complaints to assert claims for 250,000 acres, to add the State as a defendant, and to certify a class made up of all individuals who currently purport to hold title within said 250,000 acre area. These motions are returnable March 29, 1999.

         Several other actions involving Indian claims to land in upstate New York are also pending. Included are Cayuga Indian Nation of New York v. Cuomo, et al., and Canadian St. Regis Band of Mohawk Indians, et al. v State of New York et al., both in the United States District Court for the Northern District of New York. The Supreme Court's holding in Oneida Indian Nation of New York may impair or eliminate certain of the State's defenses to these actions but may enhance others.

                    Exhibit A to Annual Information Statement

Glossary of Financial Terms

         The following glossary, which is an integral part of this Annual Information Statement, includes certain terms that are used herein and are intended for use only in connection with the entire Annual Information Statement.

         Appropriation: An appropriation is a statutory authorization against which liabilities may be incurred during a specific year, and from which disbursements may be made, up to a stated amount, for the purposes designated. Appropriations generally are authorizations, rather than mandates, to spend, and disbursements from an appropriation need not, and generally do not, equal the amount of the appropriation. An appropriation represents maximum spending authority. Appropriations may be adopted at any time during the fiscal year.

         Bond Anticipation Note or BANs: A bond anticipation note is a short-term obligation, the principal of which is paid from the proceeds of the bonds in anticipation of which such note is issued.

         Capital Projects Funds: Capital Projects Funds, one of the four GAAP-defined governmental fund types, account for financial resources of the State to be used for the acquisition or construction of major capital facilities (other than those financed by Special Revenue Funds, Proprietary Funds and Fiduciary Funds).

         Cash Basis Accounting: Accounting, budgeting and reporting of financial activity on a cash basis results in the recording of receipts at the time money or checks are deposited in the State Treasury and the recording of disbursements at the time a check is drawn, regardless of the fiscal period to which the receipts or disbursements relate.

         Certificates of Participation or COPs: Certificates of Participation represent proportionate interests in certain lease payments made by the State with respect to equipment or real property of the departments and agencies of the State. Such lease payments are subject to annual appropriation by the Legislature and the availability of money to the State for making such payments.

         College and University Funds: College and University Funds account for the operations of both the State University of New York and the senior colleges of the City University of New York, including the research foundations, endowment loan fund and capital and debt related activity.

         Community Projects Fund or CRF: The State created this fund within the General Fund in 1996 to fund certain community projects for the Legislature and the Governor. The State transfers moneys from other General Fund accounts into the CPF, as provided by law. Spending out of the CPF is governed by specific appropriations for each account in the Fund.

         Contingency Reserve Fund or CRF: This fund was established in 1993 to assist the State in financing the costs of any extraordinary known or anticipated litigation. Deposits to this fund are made from the General Fund.

         Contractual-Obligation Financing: Contractual-obligation financing is an arrangement pursuant to which the State makes periodic payments to a public benefit corporation under a contract having a term not less than the amortization period of debt obligations issued by the public benefit corporation in connection with such contract. Payments made by the State are used to pay debt service on such obligations and are subject to annual appropriation by the Legislature and the availability of moneys to the State for the purposes of making contractual payments.

         Debt Reduction Reserve Fund or DRRF: The State created the DRRF in 1998 to accumulate surplus revenues to pay debt service costs on State-supported bonds and to retire or defease such bonds. The State will make deposits to the DRRF from the General Fund. Use of reserve funds requires an appropriation.

         Debt Service: Debt service refers to the payment of principal of and interest on bonds, and interest on bond anticipation notes and tax and revenue anticipation notes, in accordance with the respective terms thereof.

         Debt Service Funds: Debt Service Funds, one of the four GAAP-defined governmental fund types, account for the accumulation of resources (including receipts from certain taxes, transfers from other funds and miscellaneous revenues, such as dormitory room rental fees, which are dedicated by statute for payment of lease-purchase rentals) for the payment of general long-term debt service and related costs and payments under lease-purchase and contractual-obligation financing arrangements.

         Deficiency Budget: A deficiency budget provides for appropriations to meet actual or anticipated obligations in excess of available appropriations or for needs not foreseen when the original or supplemental budgets were adopted. A deficiency budget is usually introduced near the end of the fiscal year to which it relates.

         Disbursement: A disbursement is a cash outlay and includes transfers to other funds.

         Executive Budget: The Executive Budget is the Governor's constitutionally mandated annual submission to the Legislature which contains his recommended program for the forthcoming fiscal year. The Executive Budget is an overall plan of recommended appropriations. It projects disbursements and expenditures needed to carry out the Governor's recommended program and receipts and revenues expected to be available for such purpose. The recommendations contained in the Executive Budget serve as the basis for the State Financial Plan (defined below) which is adjusted after the Legislature acts on the Governor's submission. Under the State Constitution, the Governor is required each year to propose an Executive Budget that is balanced on a cash basis.

         Expenditure: An expenditure, in GAAP terminology, is a decrease in net financial resources as measured under the modified accrual basis of accounting. In contexts other than GAAP, the State uses the term expenditure to refer to a cash outlay or disbursement.

         Fiduciary Funds: Fiduciary Funds refers to a GAAP-defined fund type which accounts for assets held by the State in a trustee capacity or as agent for individuals, private organizations and other governmental units and/or other funds. These funds are custodial in nature and do not involve the measurement of operations. Although the Executive Budget for a fiscal year generally contains operating plans for Fiduciary Funds, and their results are included in the Comptroller's GAAP-based financial statements, they are not included in the State Financial Plan.

         Fiscal Year: The State's fiscal year commences on April 1 and ends on March 31. The term fiscal year refers to the fiscal year of the State unless the context clearly indicates otherwise.

         Fund Accounting: The accounts of the State are presented on the basis of GAAP funds and account groups, each of which is considered a separate accounting entity. The operations of each fund are accounted for with a separate set of self-balancing accounts that comprise the fund's assets, liabilities, fund equity, revenues, and expenditures, or expenses, as appropriate. Government resources are allocated to and accounted for in individual funds based upon the purposes for which they are to be spent and the means by which spending activities are controlled.

         GAAP: GAAP refers to generally accepted accounting principles for state and local governments, which are the uniform minimum standards of and guidelines for financial accounting and reporting prescribed by the Governmental Accounting Standards Board. GAAP requires fund accounting for all government resources and the modified accrual basis of accounting for measuring the financial position and changes therein of governmental funds. The modified accrual basis of accounting recognizes revenues when they become measurable and available to finance expenditures, and expenditures when a liability to pay for goods or services is incurred or a commitment to make aid payments is made, regardless of when actually paid.

         General Fund: The General Fund, one of the four GAAP-defined governmental fund types, is the major operating fund of the State and receives all receipts that are not required by law to be deposited in another fund, including most State tax receipts and certain fees, transfers from other funds and miscellaneous receipts from other sources.

         Governmental Funds: Governmental funds refers to a category of GAAP-defined funds which account for most governmental functions and which, for the State, include four GAAP-defined governmental fund types: the General Fund, Special Revenue Funds, Debt Service Funds, and Capital Projects Funds. The State's projections of receipts and disbursements in the governmental funds comprise the State Financial Plan.

         Interfund Transfers: Under GAAP fund accounting principles, each fund is treated as a separate fiscal and accounting unit with limitations on the kinds of disbursements to be made. To comply with these limitations, moneys are moved from one fund to another to make them available for use in the proper fund, and are accounted for as "interfund transfers."

         Lease-Purchase Financing: Lease-purchase financing is an arrangement pursuant to which the State leases facilities from a public benefit corporation or municipality for a term not less than the amortization period of the debt obligations issued by the public benefit corporation or municipality to finance acquisition and construction, and pays rent which is used to pay debt service on the obligations. At the expiration of the lease, title to the facility vests in the State in most cases. Generally the State's rental payments are expressly subject to annual appropriation by the Legislature and availability of moneys to the State for the purposes thereof.

         Moral Obligation Financing: Moral obligation financing is an arrangement pursuant to which the State provides, by statute, that it will pay such money as may be required to make up any deficiency in a debt service reserve fund established to assure payment of designated bonds. Moral obligation payments are subject to appropriation by the Legislature.

         Receipts: Receipts consist of cash actually received during the fiscal year and include transfers from other funds.

         Revenue Accumulation Fund: This fund holds certain tax receipts temporarily before their deposit into other funds.

         Revenues: Revenues, in GAAP terminology, are an increase in net financial resources, as measured for governmental funds under the modified accrual basis of accounting. In contexts other than GAAP, the State uses the term revenues to refer to income or receipts.

         Short-Term Investment Pool or STIP: The combination of available cash balances in funds within the State Treasury on a daily basis for investment purposes.

         Special Revenue Funds: Special Revenue Funds, one of the four GAAP-defined governmental fund types, account for the proceeds of specific revenue sources (other than expendable trusts or major capital projects), such as federal grants, that are legally restricted to specified purposes.

         State Financial Plan: The State Financial Plan sets forth projections of State receipts and disbursements in the governmental fund types for each fiscal year and is prepared by the Director of the Budget based initially upon the recommendations contained in the Executive Budget. After the budget is enacted, the State Financial Plan is adjusted to reflect revenue measures, appropriation bills and certain related bills enacted by the Legislature. It serves as the basis for the administration of the State's finances by the Director of the Budget, and is updated quarterly, or more frequently as necessary, during the fiscal year.

         State Funds: State funds refers to a category of funds which includes the General Fund and all other State controlled moneys, excluding federal grants. This category captures all governmental disbursements except spending financed with federal grants.

         Supplemental Budget: A supplemental budget provides additional appropriations for the support of government made after adoption of the budget for the fiscal year. Under the State Constitution, the Governor may, with the consent of the Legislature, submit supplemental appropriations bills at any time before the close of a legislative session.

         Tax  and  Revenue   Anticipation   Notes  or  TRANS:  Notes  issued  in
anticipation of the receipt of taxes and revenues, direct or indirect for the purposes and within the amounts of appropriations theretofore made.

         Tax Refund Reserve Account: The tax refund reserve account is used to hold moneys available to pay tax refunds. During a given fiscal year, the deposit of moneys in the account reduces receipts and the withdrawal of moneys from the account increases receipts. There is no requirement that moneys withdrawn from this account be replaced.

         Tax Stabilization Reserve Fund or TSRF: This fund was created to hold surplus revenue that can be used in the event of any unanticipated General Fund deficit. Amounts within this fund can be borrowed to cover any year-end deficit and must be repaid within six years in no less than three equal annual installments. The fund balance cannot exceed two percent of General Fund disbursements for the fiscal year; contributions are limited to two-tenths of one percent of General Fund disbursements in that year.

                    Exhibit B to Annual Information Statement

Principal State Taxes and Fees

         Personal   income   taxes  are  imposed  on  the  New  York  income  of
individuals, estates and trusts. Personal income taxes will account for 56 percent of estimated General Fund receipts during the State's 1998-99 fiscal year. The State tax adheres closely to the definitions of adjusted gross income and itemized deductions used for federal personal income tax purposes, with certain modifications. Legislation enacted in 1991 phased out the benefit of graduated income tax tables for taxpayers with adjusted gross income above $100,000. A State earned income tax credit is allowed at 20 percent of the federal credit. Under legislation enacted in 1995 the top tax rate fell to
7.59375 percent for the 1995 tax year,  7.125 percent for the 1996 tax year, and
6.85 percent for the 1997 tax year and thereafter, and the standard deduction was increased over the same period. Legislation in 1998 accelerated the credit available to farmers for property taxes, excluded certain income recovered by holocaust victims, and increased the dependent care credit for those with incomes under $50,000 beginning in 1999.

         User taxes and fees consist of several taxes on consumption, the largest of which is the State sales and use tax. The sales and use tax applies to the sale or use within the State of most tangible personal property, commercial and industrial utility service billings, charges for meals, hotel and motel occupancy and admission charges, as well as certain services. The State sales tax rate is 4 percent. Of the 4 percent tax rate, 3 percent is deposited in the General Fund and

1 percent is deposited to the Local Government Assistance Tax Fund to meet debt service requirements on Local Government Assistance Corporation bonds. Receipts in excess of debt service requirements are transferred back to the General Fund.

         Under legislation enacted in 1996, clothing was exempted from the State sales and use tax for a one week period in January 1997. Other 1996 legislation exempted receipts of parking facilities owned and operated by municipalities and local parking authorities, eliminated the sales tax on certain vessels and aircraft, and eliminated the sales tax on certain printed promotional materials delivered in New York.

         Legislation enacted in 1997 exempted clothing costing less than $100 from the State's 4 percent sales tax for the weeks of September first through the seventh in 1997 and 1998 and will make the exemption permanent on December 1, 1999. Beginning September 1, 1997 the law exempted from the sales tax automotive emissions testing equipment required for tests mandated by the Federal Clean Air Act. In addition, on December 1, 1997 the sales tax was eliminated on: bulk sales costing less than 50 cents made through vending machines; coin operated photocopying; coin operated carwashes; purchase of charter busses; and repair and maintenance of those busses; hot beverages sold through vending machines and food and drink sold through vending machines that would be exempt if sold in a retail store; coin dispensed luggage carts; wine consumed at a wine tasting; admissions to live circuses; and parking services provided by homeowners associations, including condominium and co-op shareholders. The legislation also extended for five years the current exemption from the sales tax of the incremental cost of an alternative fuel vehicle and adds an exemption for receipts from the sale of the service of installing alternative fuel vehicle refueling property and receipts from the retail sale of such property. Finally, the legislation provided that on March 1, 1999 the amount sales tax vendors are allowed keep for their sales tax collection services is increased from 1.5 percent of their sales tax liability not to exceed $100 per quarter to 3.5 percent of their sales tax liability not to exceed $150 per quarter.

         Legislation in 1998 increased the existing sales tax exemption threshold for clothing in the September 1, 1998 through September 7, 1998 week from $100 to $500 and added footwear to the list of items exempt. The legislation also added an eight-day exemption period for such items from January 17, 1999 through January 23, 1999 and made clothing and footwear costing $110 or less permanently exempt on December 1, 1999. Other initiatives in the legislation exempted computer system hardware used to develop computer software for sale, telecommunications central office equipment, coin operated phone charges of less than 25 cents and college textbooks.

         The State imposes a tax on cigarettes at the rate of 56 cents per package of twenty cigarettes and imposes a tax on other tobacco products equal to 20 percent of the wholesale price of such products. The tax rate on cigarettes was raised from 39 to 56 cents and the tax rate on tobacco products other than cigarettes was increased from 15 percent to 20 percent in 1993.

         Motor fuel and diesel motor fuel taxes are levied at eight cents per gallon upon the sale, generally for highway use, of gasoline and diesel fuel. The diesel fuel tax was reduced to eight cents per gallon on January 1, 1996. Approximately two-thirds of the proceeds of the motor fuel and diesel motor fuel taxes are earmarked for special funds, and the General Fund receives gasoline tax revenues attributable to two and one-quarter cents per gallon and diesel fuel tax revenues attributable to six and one-quarter cents per gallon.

         Motor vehicle fees are derived from a variety of sources, including motor vehicle registration fees and driver licensing fees, which together account for most motor vehicle fee revenue. From April 1, 1993 to December 31, 1994, 13 percent of registration fee receipts were earmarked to the Dedicated Highway and Bridge Trust Fund. On January 1, 1995, this percentage rose to 17 percent and on January 1,1996 (and thereafter) to 20 percent of such receipts. Legislation enacted in 1997 provided for five-year licenses instead of four-year licenses, and for the retention of refunds. Legislation enacted in 1998 reduced motor vehicle registration fees by 25 percent and re-instituted the prior refund policy and increased the percent of such fees earmarked to the Dedicated Highway and Bridge Trust Fund to 28 percent on April 1, 1998, 34 percent on July 1, 1998 and to 45.5 percent on February 1, 1999.

         The State imposes alcoholic beverage excise taxes at various rates on liquor, beer, wine and specialty beverages. Separate licensing fees are imposed on those who sell alcoholic beverages in New York. The fees vary depending on the type and location of the establishment or premises operated by the licensee, as well as the class of beverage for which the license is issued. Legislation enacted in 1998 reduced the excise tax on beer from 16 cents per gallon to 13.5 cents per gallon.

         The highway use tax revenue is derived from three sources: the truck mileage tax, related highway use permit fees and the fuel use tax. The truck mileage tax is levied on commercial vehicles, at rates graduated by vehicle weight, based on miles traveled on State highways. Legislation enacted in 1998 will cut the truck mileage tax by 25 percent beginning in January 1999. Highway use permits are issued triennially at $15 for an initial permit and $4 for a permit renewal. The fuel use tax is an equitable compliment to the State's motor fuel tax and sales tax paid by those who purchase fuel in New York. It is levied on commercial vehicles having three or more axles or a gross vehicle weight of more than 26,000 pounds. Currently all collections from the highway use tax are deposited in the Dedicated Highway and Bridge Trust Fund.

         The State reduced its tax on non-refillable soda containers from two cents to one cent as of December 1, 1995. Legislation enacted in 1997 repeals the remaining 1 cent tax on non-refillable beverage containers on October 1, 1998.

         The State imposes a 5 percent auto rental tax on charges for any rental of passenger cars rented or used in the State, subject to certain exceptions including leases covering a period of one year or more.

         Business taxes include a general business corporation franchise tax as well as specialized franchise taxes on banks, insurance companies, utilities and certain transportation and transmission companies, and a cents per-gallon-based levy on businesses engaged in the sale or importation for sale of various petroleum products. During the State's 1991-92, 1992-93, and 1993-94 fiscal years, business taxes were generally subject to a 15 percent surcharge. Beginning in 1994 the surcharge was phased out over a three-year period and has been eliminated since July 1, 1997.

         The corporation franchise tax is the largest of the business taxes, and the State's third largest source of revenue. It is imposed on all domestic general business corporations and foreign general business corporations which do business or conduct certain other activities in the State. The tax is imposed, generally, at a rate of 9 percent of taxable income allocated to New York and at a rate as low as 8 percent for small businesses. Taxable income is defined as federal taxable income with certain modifications.

         Legislation enacted in 1998 reduces the general business tax rate from 9 percent to 7.5 percent in three steps beginning in 1999; reduced the corporate alternative minimum tax rate from 3.5 percent to 3 percent in two steps beginning in 1998; reduced the fixed dollar minimum corporate tax for most small businesses from $325 to $100 beginning in 1998; reduced the tax rate applied to Subchapter S corporations by 40 percent or more beginning in 1998; adopted an investment tax credit for investment in securities trading infrastructure and institutes tax benefits for investments and employment in emerging technology companies.

         The franchise taxes on public utilities and certain other transmission and transportation companies are the second largest source of receipts among the business taxes. These consist of various franchise taxes imposed on public utilities, including taxes on the utilities' issued stock and taxes on utilities' intrastate gross earnings and gross income.

         Legislation enacted in 1996 provided that as of January 1, 1997, the franchise tax rate imposed on truckers and railroads was reduced from .75 percent to .6 percent of gross earnings. As of January 1, 1998 truckers and railroads were allowed to choose between taxation under this tax or taxation under the general business corporation tax.

         Legislation enacted in 1997 reduced the 3.5 percent gross receipts tax imposed upon gas, electric, and telephone service to 3.25 percent on October 1, 1998 and then to 2.5 percent on January 1, 2000. Local telephone companies and other franchise taxpayers will realize an additional rate cut of .375 percent in their franchise tax on July 1, 2000. Also, the franchise tax on trucking and railroads will be reduced on July 1, 2000 from .6 percent to .375 percent. Additional 1997 legislation established the Power for Jobs program which made 400 megawatts of low cost power available for job creation and expansion with the utilities recouping their losses through a tax credit. Legislation enacted in 1998 expands to 450 megawatts and accelerates the phase-in of the Power for Jobs program.

         Insurance taxes are imposed on insurance corporations, brokers and certain insurers at a basic rate of 9 percent of entire net income allocable to New York, based on the level of activity of an insurance company in the State during the taxable year. In addition, there is a franchise tax on net premiums written or received by insurance corporations on risks resident or located within the State, at rates between 0.8 percent and 1.3 percent, depending on policy type, as well as certain taxes imposed under the Insurance law. Legislation enacted in 1997 provided that on or after January 1, 1998 the overall limit on the combined taxes of 2.6 percent of premiums is reduced, for life insurance companies, to
2.0 percent and the gross premiums tax on such components is decreased from .8 percent to .7 percent. Also, the legislation provides preferential premium tax rates to captive insurance companies that insure the primary risks of their parent and affiliated companies.

         The State imposes a franchise tax on banking corporations at a basic tax rate of 9 percent of entire net income with certain exclusions, and subject to special rates for institutions with low net worth. The 9 percent rate represents a reduction from the rate of 12 percent that was in effect until 1985, when the bank tax was restructured. The 1985 changes were extended through taxable years beginning before January 1, 2001. Legislation enacted in 1997 allows banks a net operating loss deduction which can be carried forward against the bank franchise tax. This applies to NOL's sustained on or after January 1, 2001. The legislation also allows banks to form Subchapter S corporations which will exempt them from taxation under the bank tax and allow the same tax treatment as other Subchapter S subsidiaries. 1998 legislation authorizes an investment tax credit for the purchase of tangible personal property used in a bank's normal course of business as a broker or dealer in connection with the purchase or sale of stocks or bonds.

         The State imposes a petroleum businesses tax on the privilege of operating a petroleum business in the State. It is measured by the quantity of various petroleum products imported into the State for sale or use. The tax is imposed at various cents-per-gallon rates depending on the type of petroleum product. The cents-per-gallon tax rates are indexed to reflect petroleum price changes but are limited to changes of no more than 5 percent of the tax rate in any one year. The portion of the receipts from this tax deposited to the General Fund has declined significantly, reflecting the dedication of receipts to transportation accounts, and the adoption in 1994,1995, and 1996 of a variety of tax relief measures. Legislation enacted in 1996, which will be fully phased in on April 1, 1999, provided for reductions in the petroleum business taxes on residual petroleum, non-automotive diesel and diesel fuel used by motor vehicles and railroads, utilities, and commercial enterprises, and the elimination of the petroleum business taxes imposed on fuel used in manufacturing. In addition, the legislation also provides reimbursements of the tax paid for aviation gasoline when the fuel is consumed outside New York.

         Other tax revenues include taxes on pari-mutuel wagering, estate and gift taxes, taxes on real estate transfers and on gains from the sale of certain real estate where the consideration exceeds $1 million, and certain other minor taxes.

         The State imposes estate taxes on the estates of deceased New York residents, and on that part of a nonresident's net estate made up of real and tangible personal property located within New York State, in excess of any gifts already made. Estate tax rates range from 2 percent of the first $50,000 of net taxable transfers to 21 percent of net taxable transfers in excess of $10,100,000. Estate tax liability is computed on the basis of the federal definition of "gross estate". Reflecting the composition of many decedents' estates in New York, collections of this tax are heavily influenced by fluctuations in the value of common stock. Under legislation enacted in 1997 the State estate tax will be reduced in 1998 and then converted to a pick-up tax on February 1, 2000. Legislation enacted in 1998 generally extends the provisions of the 1997 federal statutory changes to New York estates. The most meaningful provisions extend the benefits available to family-owned businesses, and property with conservation easements.

         Gift taxes are imposed on taxable gifts made during a taxpayee's lifetime after allowable exclusions. In recent years, certain factors, such as higher permissible marital deductions and the unification of the estate and gift taxes and tax credits have resulted in a substantially reduced gift tax base. In 1996, legislation was enacted to correct a technical problem that prevented some gift taxpayers from receiving the full advantage of these tax deductions. Under legislation enacted in 1997 the gift tax will be reduced in 1999 and then repealed on January 1, 2000.

         The real estate transfer tax applies to each real property conveyance, subject to certain exceptions, at a rate of $2 for each $500 of consideration or fraction thereof. Legislation enacted in 1995 dedicated a portion of real estate transfer tax receipts for deposit into the Environmental Protection Fund (EPF). Legislation enacted in 1996 extended and expanded the tax reductions for the transfer of property into a real estate investment trust and earmarked all receipts remaining after deposits in the EPF to the Clean Water / Clean Air Debt Service Fund.

Receipts in excess of the debt service requirements are transferred back to the General Fund. Legislation enacted in 1998 increases the amount dedicated to the EPF to $112 million.

         The real property gains tax had been levied at the rate of 10 percent on gains derived from certain real property transactions where the consideration is $1 million or more. Legislation adopted in 1996 repealed the real property gains tax on transfers occurring on or after June 15, 1996; however, some receipts continue to flow to the General Fund based on transactions occurring prior to such date.

         The State levies pari-mutuel taxes on wagering activity conducted at horse racetracks and more recently at simulcast theaters and off-track betting parlors through the State. In previous years the State temporarily reduced its tax rates and expanded simulcast opportunities and increased purses. Legislation enacted in 1998 extends the tax cut and simulcast provisions to 2002. In addition to pari-mutuel taxes, a 4 percent tax is levied on the charge for admissions to racetracks and simulcast theaters, and a 5.5 percent tax is levied on gross receipts from boxing and wresting exhibitions, including receipts from broadcast and motion picture rights.

         Miscellaneous receipts and other revenues include various fees, fines, tuition, license revenues, lottery revenues, investment income, assessments on various businesses (including healthcare providers), and abandoned property. Miscellaneous receipts also include minor amounts received from the federal government and deposited directly in the General Fund. Legislation enacted in 1997 provides for a phase-out of most of the assessments on health care providers by April 1, 2001. Legislation enacted in 1998 accelerates the phaseout of the health care provider assessments.

                            PART C. OTHER INFORMATION

Item 23.  Exhibits

               (a) (1)  Articles of Incorporation(1)
                   (2)  Articles of Amendment (2)
               (b)      By-Laws of Registrant(1)
               (c)      Inapplicable
               (d) Form of Advisory Agreement with Cornerstone Equity Advisors, Inc.(3)
               (e)      Inapplicable
               (f)      Inapplicable
               (g)      Form of Custody Agreement with Registrant's Custodian(1)
               (h)      Inapplicable
               (i) (a) Opinion of Counsel as to the legality of securities being issued(1)
                   (b)  Consent  of Kramer  Levin  Naftalis  & Frankel  LLP(3)
               (j)      Consent  of  Accountants
               (k)      Inapplicable
               (l)      Inapplicable
               (m)      Form  of  Distribution  Plan  pursuant  to Rule  12b-1
                        and related   agreements(1)
               (n)      Financial Data Schedule (4)
               (o)      Inapplicable

-----------------------

(1) Filed on October 26, 1990 as an Exhibit to Post-Effective Amendment No. 11 to the Registration Statement and incorporated herein by reference thereto.

(2) Filed on April 25, 1996 as an Exhibit to Post-Effective Amendment No. 18 to the Registration Statements (accession number 0000922423-96-000189) and incorporated herein by reference thereto.

(3)  Filed as part of this document.

(4)  To be filed by amendment

Item 24. Persons Controlled by or under Common Control with Registrant

         Registrant is not controlled by or under common control with any other person.

Item 25. Indemnification

         Under the terms of the Registrant's Articles of Incorporation and By-laws, the Registrant may indemnify any person who was or is a director, officer or employee of the Registrant to the maximum extent permitted by law; provided, however, that any such indemnification (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that the indemnification of such persons is proper in the circumstances. Such determination shall be made (i) by the directors, by a majority vote of a quorum which consists of directors who are neither "interested persons" of the Registrant, as defined in Section 2(a)(19) of the Investment Company Act of 1940, nor parties to the proceeding, or (ii) if the required quorum is not obtainable or, if a quorum of such directors so directs, by independent legal counsel in a written opinion. No indemnification will be provided by the Registrant to any director or officer of the Registrant for any liability to the Registrant or shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

Item 26. Business and Other Connections of Investment Advisor

         Cornerstone Equity Advisors, Inc. is the interim investment advisor of Registrant. For information as to the business, profession, vocation or employment of a substantial nature of Cornerstone Equity Advisors, Inc., its directors and its officers, reference is made to Part I of this Registration Statement and to Form ADV filed under the Investment Advisers Act of 1940 by Cornerstone Equity Advisors, Inc.

Item 27. Principal Underwriters

         Registrant has no principal underwriter.

Item 28. Location of Accounts and Records

         The accounts,  books and other  documents  required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Registrant, 67 Wall Street, New York, N.Y. 10005 and Firstar Bank Milwaukee, N.A., 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Custodian and Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Administrator and Transfer Agent.

Item 29. Management Services

         Inapplicable.

Item 30. Undertakings.

         (1) The Registrant undertakes to comply with Section 16(c) of the Investment Company Act of 1940 as though such provisions of the Act were applicable to the Registrant, except that the request referred to in the third full paragraph thereof may only be made by shareholders who hold in the aggregate at least 1 per centum of the outstanding shares of the Registrant, regardless of the net asset value of the shares held by such requesting shareholders.

         (2) The Registrant undertakes to call a meeting of stockholders for the purpose of voting upon the question of removal of one or more of the Registrant's directors when requested in writing to do so by the holders of at least 10% of the Registrant's outstanding shares of common stock and, in connection with such meeting, to comply with the provisions of Section 16(c) of the Investment Company Act of 1940 relating to shareholder communications.

         (3) The Registrant undertakes to furnish each person to whom a prospectus relating to its New York Muni Fund series is delivered, a copy of the Fund's latest annual report to shareholders, upon request and without charge.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 1st day of March, 1999.


                                    Registrant:  FUNDAMENTAL FUNDS, INC.


                                                 By:  /s/ Stephen C. Leslie
                                                     -------------------------
                                                     Stephen C. Leslie
                                                     President

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                        TITLE                            DATE
----------                        -----                            ----

/s/ Stephen C. Leslie             President (Principal Executive   March 1, 1999
--------------------------        Officer)
Stephen C. Leslie

* /s/ L. Greg Ferrone             Director                         March 1, 1999
--------------------------
L. Greg Ferrone

 /s/ G. John Fulvio               Treasurer (Principal Financial   March 1, 1999
--------------------------        and Accounting Officer)
G. John Fulvio



*By:      /s/ Jules Buchwald
         --------------------------------------
         Jules Buchwald, Attorney-in-Fact,
         pursuant to a power of attorney
         dated April 24, 1991, previously
         filed with the Securities and
         Exchange Commission

                                Index to Exhibit

Ex-99B.5      Form of Advisory Agreement with Cornerstone Equity Advisors, Inc.
Ex-99B.10     Consent of Kramer Levin Naftalis & Frankel LLP